As filed with the Securities and Exchange Commission on February 16, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fallbrook Technologies Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	20-1027116
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9444 Waples Street, Suite 410
San Diego, California 92121
(858) 623-9557
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William G. Klehm III
President and Chief Executive Officer
Fallbrook Technologies Inc.
9444 Waples Street, Suite 410
San Diego, California 92121
(858) 623-9557
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with copies to:

Craig S. Andrews, Esq.	Kevin Morris, Esq.
Matthew W. Leivo, Esq.	Daniel P. Raglan, Esq.
C. Christopher Shoff, Esq.	Torys LLP
DLA Piper LLP (US)	237 Park Avenue
4365 Executive Drive, Suite 1100	New York, New York 10017
San Diego, California 92121	(212) 880-6000
(858) 677-1400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Security being Registered	Offering Price(1)(2)	Fee
Common Stock, par value $0.001 per share	$50,000,000	$3,565

(1)	Includes additional shares that the underwriters have the option to purchase. See “Underwriting”.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Includes shares of common stock that may be issued on exercise of a 30-day option granted to the underwriters to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 16, 2010

          Shares

Fallbrook Technologies Inc.

Common Stock

This is Fallbrook Technologies Inc.’s initial public offering. We are selling           shares of our common stock.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the           under the symbol “          ”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Underwriting
	Initial Public	Discounts and	Proceeds to Us,
	Offering Price	Commissions	Before Expenses

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to a maximum of           additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotment of shares, if any.

Delivery of the shares of common stock will be made on or about          , 2010.

CIBC	Mackie Research Capital

Prospectus dated          , 2010

Bicycles
Electric Vehicles
Automotive Accessory Drives
Lawn Care Equipment
Small Wind Turbines

NuVinci®

Enabling Energy Efficient Applications.

FALLBROOK®
TECHNOLOGIES

[Artwork]

Page

Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	24
Use of Proceeds	25
Dividend Policy	26
Conversion of Preferred Stock into Common Stock	27
Indebtedness	27
Capitalization	28
Dilution	30
Selected Consolidated Financial Data	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Business	61
Management	87
Compensation Discussion and Analysis	92
Certain Relationships and Related Party Transactions	103
Principal Stockholders	107
Description of Capital Stock	110
Shares Eligible for Future Sale	114
Material U.S. Federal Tax Considerations for Non-U.S. Holders	116
Underwriting	119
Legal Matters	121
Experts	121
Change in Accountants	121
Where You Can Find More Information	122
Index to Consolidated Financial Statements	F-1
EX-3.1
EX-3.2
EX-4.2
EX-4.3
EX-4.4
EX-4.5
EX-4.6
EX-4.7
EX-4.8
EX-4.9
EX-4.10
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-10.14
EX-10.15
EX-10.16
EX-10.17
EX-10.18
EX-16.1
EX-21.1
EX-23.2

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities.

Until          , 2010 (the 25th day after the date of this prospectus), all dealers, whether or not participating in this offering, that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. Unless the context otherwise requires, the terms “we,” “us,” “our,” “Fallbrook” and “Fallbrook Technologies” refer to Fallbrook Technologies Inc. and its wholly-owned subsidiary, Fallbrook Technologies International Co.

Overview

NuVinci Technology

We have developed patented transmission technology, sold under the “NuVinci” brand. It is designed to improve the overall efficiency and performance of mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

Our NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of end market applications. A CVT is a transmission that effectively has an infinite number of gear ratios within its range. Our technology is currently available in the global market for bicycle transmissions, where it has been used to replace the rear wheel gear assembly. We are also currently developing applications for a number of other target end markets, which we believe to have near term commercial potential. These include alternators, air conditioning compressors and superchargers for the automotive accessory drive market, and primary transmissions for the electric vehicle, small wind turbine and lawn care equipment markets.

Our Strengths

In the end market applications we are focused on, we believe our NuVinci technology provides many advantages over existing transmission technology and addresses the limitations of other currently available CVTs by offering the following:

•	Improved efficiency and performance;

•	Adaptable platform technology; and

•	Simple, durable and cost-effective design.

To date, we have invested significant resources developing applications for a selected set of end market applications that we believe offer the most attractive competitive advantages and potential for economic returns.

Benefits of NuVinci Technology in Our Target Markets

We believe our NuVinci technology provides the following benefits to specific applications in our target end markets:

End Market	Application	Key Benefits

Automotive Accessory Drives	Alternators, air conditioning compressors and superchargers	• Improved accessory performance • Improved fuel economy
Electric Vehicles	Primary transmissions	• Increased operating range • Improved acceleration and top speed • Improved battery life • Reduced manufacturing cost
Bicycles	Primary transmissions (rear wheel hubs)	• Improved ride experience • Unlimited available speeds within its range • Smooth, seamless shifting
Small Wind Turbines (<100kW)	Primary transmissions	• Increased power production • Improved reliability • Lower cost of energy
Lawn Care Equipment	Primary transmissions	• Improved efficiency • Noise reduction • Improved performance

Markets

The applications for our NuVinci technology in each end market are at different stages of development and have different economic prospects. Our technology is already being used in the bicycle market and we anticipate launching products in the small wind turbine market in 2010 and each of the automotive accessory drives, electric vehicles and lawn care equipment markets in 2011. We believe the current addressable market opportunity in each end market to be the product of the number of units sold annually in each end market and the expected selling price of our technology application in that end market.

End Market Application	Addressable Market Opportunity

Automotive Accessory Drives(1)	$2.4 billion
Electric Vehicle(2)	$1.2 billion
Bicycle	$1.1 billion
Small Wind Turbine (<100kW)(2)	$1.0 billion
Lawn Care Equipment	$65 million

(1)	This includes a one time aftermarket revenue opportunity of $1.0 billion associated with the existing installed base of vehicles.

(2)	The addressable market opportunity provided is based on projected market size for 2015.

Investment in Technology and Patents

As of December 31, 2009, we had raised approximately $55 million in financing to develop and commercialize our technology. In December 2008, we closed our largest financing round for $25 million from a consortium of private investors and two leading cleantech venture capital firms; NGEN Capital Partners, LLP and Dutch investment firm Robeco, a wholly-owned subsidiary of Rabobank Group. This investment followed three previous private investment rounds.

We have developed a patent portfolio that as of December 31, 2009 consisted of 85 U.S. patents, 61 U.S. pending patent applications, 70 foreign issued patents (including validated countries) and 147 pending foreign patent applications, the oldest of which will run until 2018. Our U.S. patent portfolio was ranked as the #1 patent portfolio in the automotive & transportation industry by The Patent Scorecardtm as reported in the Wall Street Journal on January 13, 2009, ahead of such companies as Denso Corporation, Toyota Motor Corporation, Honda Motor Company Ltd, General Motors Corporation and Ford Motor Company.

Our NuVinci technology has also won several key industry awards including:

•	R&D Magazine’s 2007 R&D 100 Award as one of the 100 most technically significant new products of 2007;

•	Popular Science’s “Best of What’s New, Grand Award 2007”;

•	The Dutch bicycle industry’s 2007 FietsVak “Innovation of the Year” award honoring the year’s best new bicycle product;

•	2008 iF Design EUROBIKE Gold Award, one of ten Gold Awards awarded by iF International Forum Design, honoring the best in bicycle design; and

•	The Guardian/Cleantech Group’s 2009 Global Cleantech 100 Award.

Our Growth Strategy

Our goal is to use our transmission and engineering expertise, strategic commercial relationships and experienced management team to identify and introduce a number of NuVinci applications into specific end markets. We intend to pursue the following strategies to attain this goal:

•	Expand current markets through continued development and marketing;

•	Pursue new markets where NuVinci technology has a clear competitive advantage;

•	Leverage proven commercialization capabilities from the bicycle market into other markets;

•	Establish strategic relationships with industry leaders to adapt and commercialize our products;

•	Pursue a flexible approach to manufacturing through the use of contract manufacturers or licensees; and

•	Continue to invest in our NuVinci technology in order to develop additional applications and proprietary technologies that support a competitive advantage.

Our Management

Our senior management team is comprised of industry veterans. Our chief executive officer has over 20 years of automotive experience with numerous leadership positions in the automotive business. Our chief operating officer has over 30 years of automotive experience in operations, engineering and sales both domestically and internationally. Our chief technology officer, previously headed the drivetrain group at the Southwest Research Institute in San Antonio, Texas, and has over 21 years of automotive and engineering experience. Our president of the bicycle division has over 20 years of successful sales, product development and business development experience in the automotive industry.

Risks Related to Our Business

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under “Risk Factors,” the other information contained in this prospectus and our consolidated financial statements and the related notes before you decide whether to purchase our common stock.

•	Our patents and other protective measures may not adequately protect our proprietary intellectual property;

•	It is difficult to evaluate our future prospects, as several of our products are still under development and we have a limited operating history with limited revenue generation to date;

•	If the applications that we develop for our technology fail to gain market acceptance and adequate market share, our business will be adversely affected;

•	Since our inception, we have never been profitable and we may be unable to achieve or sustain profitability;

•	We use single suppliers for several components specifically qualified for use in our CVT products. If any of these suppliers become unable or unwilling to provide their respective components, we would be forced to qualify, over a period of two to three months, a different component from another manufacturer for use in our products, which would adversely impact our or our licensee’s ability to deliver products to customers;

•	If we do not continue to form and maintain economic arrangements with original equipment manufacturers, or OEMs, to incorporate our technology into their products such that we derive revenue from licensing and royalties on product sales, our profitability will be impaired;

•	Our ability to sell our products to our direct, OEM and tier one supplier customers depends in part on the quality of our engineering and customization capabilities. If we fail to offer high quality engineering support and services, our sales and operating results will be materially adversely affected; and

•	The state of the economy affects each of our target end markets and a material downturn in the economy will have a materially adverse effect on these markets.

These risks and other risks described under “Risk Factors” could materially adversely affect our business, financial condition and results of operations.

Company Information

We were originally formed on December 11, 2000 as Motion Systems Technologies, LLC, which was subsequently converted into Fallbrook Technologies Inc., a Delaware corporation, on April 13, 2004.

Immediately prior to the closing of this offering, all of our outstanding shares of preferred stock will be converted into shares of our common stock. See “Conversion of Preferred Stock into Common Stock”. Following this offering, we will have one class of authorized common stock outstanding and no preferred stock outstanding.

Our corporate headquarters are located at 9444 Waples Street, Suite 410, San Diego, California 92121. The telephone number of our corporate headquarters is (858) 623-9557. Our website is www.fallbrooktech.com. The information on, or that may be accessed through, our website is not a part of this prospectus.

Trademarks, Trade Names and Service Marks

“Fallbrook Technologies”, “NuVinci”, “CruiseController” and related trademarks, trade names and service marks of Fallbrook Technologies appearing in this prospectus are the property of Fallbrook Technologies. Solely for convenience, our trademarks referred to in this prospectus may appear without the® or tm symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.

Industry and Market Data

Market data, industry statistics, forecasts and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys and data or independent sources listed above. Although we believe these sources are credible, we have not independently verified the information obtained from these sources.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering(1)	shares

Over-allotment option	We have granted to the underwriters an option, exercisable upon notice to us, to purchase up to additional shares of common stock at the offering price to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of indebtedness. See “Use of Proceeds” on page 25 of this prospectus for more information.

Risk factors	You should read the information set forth under “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Stock exchange symbol	‘‘ ”.

(1)	The number of shares to be outstanding after this offering does not reflect shares of common stock reserved or issuable pursuant to our 2010 Stock Plan, which plan will maintain a number of shares equal to percent ( %) of our outstanding common stock, 12,994,466 shares of common stock issuable upon exercise of outstanding options and 3,505,062 shares of common stock issuable upon exercise of options that remain available for future grant under our 2004 Stock Plan, and an outstanding warrant held by the Jacobs Family Trust to purchase 3,100,753 shares of our common stock. After the effective date of the 2010 Stock Plan, we will grant no further stock options or other awards under the 2004 Stock Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion, immediately prior to the closing of this offering, of all of our outstanding shares of preferred stock into 101,106,801 shares of our common stock;

•	the issuance of shares issuable upon the exercise of warrants to be exercised prior to the closing of the offering;

•	no exercise by the underwriters of their option to purchase up to additional shares from us; and

•	an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of the prospectus.

Summary Consolidated Financial Data

We derived the summary consolidated statement of operations data and consolidated statement of cash flows data for the years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2007 and 2008, as restated, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated balance sheet data as of December 31, 2006 from our audited consolidated financial statements, as restated, which are not included in this prospectus. We derived the summary consolidated statement of operations data and consolidated statement of cash flows data for the nine months ended September 30, 2008 and September 30, 2009 and the summary consolidated balance sheet data as of September 30, 2009 from our unaudited consolidated interim financial statements included elsewhere in this prospectus.

We have prepared the unaudited consolidated interim financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the summary historical financial data below together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007(1)	2008	2008	2009
				(Unaudited)
	($ in thousands)

Revenues	$97	$714	$2,283	$1,963	$871
Cost of revenues	283	1,892	2,048	1,457	5,231
Gross (loss) profit	(186)	(1,178)	235	506	(4,360)
Operating expenses	6,558	5,827	10,321	7,041	7,366
Operating loss	(6,744)	(7,005)	(10,086)	(6,535)	(11,726)
Other income (expense)	490	447	(470)	(314)	4

Net loss	$(6,254)	$(6,558)	$(10,556)	$(6,849)	$(11,722)

Consolidated Balance Sheet Data:

	As of December 31,			As of September 30,
	2006(2)	2007(1)	2008(3)	2009
				(Unaudited)
	($ in thousands)

Cash and cash equivalents	$3,218	$8,043	$14,565	$3,534
Total assets	14,105	10,855	25,314	13,513
Total liabilities	1,764	2,158	3,171	2,871
Total equity	12,341	8,697	22,143	10,642

Consolidated Statements of Cash Flows Data:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006(2)	2007(1)	2008(3)	2008	2009
				(Unaudited)
	($ in thousands)

Net cash (used in) provided by:
Operating activities	$(4,564)	$(5,860)	$(9,496)	$(7,046)	$(9,391)
Investing activities	(4,034)	8,073	(7,271)	(3,790)	(1,633)
Financing activities	7,621	2,612	23,289	7,120	(7)

Net change in cash	$(977)	$4,825	$6,522	$(3,716)	$(11,031)

(1)	On January 3, 2007, we formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd), a Delaware corporation, and commenced operations in November 2007. On December 18, 2008, we completed a spin-off of our ownership of Viryd through a pro rata distribution of shares to our stockholders. The 2007 and 2008 consolidated financial statements include the accounts of Fallbrook Technologies Inc. and Viryd through December 18, 2008. All intercompany transactions through December 18, 2008 have been eliminated.

(2)	In 2006, we issued 1,429,487 shares of Series C preferred stock for cash in the amount of $7,636,000, recorded net of issuance costs of $6,000.

(3)	On December 18, 2008, we sold an aggregate of 63,607,402 shares of our Series D convertible preferred stock at a purchase price of $0.3992 per share for gross proceeds of $20.6 million and $4.8 million conversion of principal and accrued interest on convertible debt.

Risk Factors

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the risks and uncertainties described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes. These risks could materially adversely affect our business, financial condition and results of operations. As a result, the market price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our patents and other protective measures may not adequately protect our proprietary intellectual property.

We regard our intellectual property, particularly our proprietary rights in our NuVinci technology, as critical to our success. We have over 350 issued patents or pending applications worldwide for various applications and aspects of our technology or processes. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and consultants as well as our development partners and licensees. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

•	our pending patent applications may not be granted for various reasons, including the existence of previously available public information or other prior art, conflicting patents or defects in our applications;

•	the patents we have been granted may be challenged or invalidated because of the pre-existence of prior art;

•	the patents we have been granted may be circumvented depending upon the strength of the claims granted in each patent;

•	parties to the confidentiality and invention agreements may have such agreements declared unenforceable or, even if the agreements are enforceable, may breach such agreements;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may limit our enforcement of our rights in them;

•	even if we enforce our rights, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights; and

•	other persons may independently develop proprietary information and techniques that are functionally equivalent or superior to our intellectual proprietary information and techniques but do not breach our patented or unpatented proprietary rights.

It is difficult to evaluate our future prospects, as several of our products are still under development and we have a limited operating history with limited revenue generation to date.

Efforts to expand our products beyond our existing bicycle market may never result in new products that achieve market acceptance, create additional revenue or become profitable. Several of our products targeted for use in the automotive industry are still under development, and it is difficult to determine the timing of our release of new products. The successful use of our technology in small wind turbines and lawn care equipment, and the associated licensing revenue, depends on the success of our licensees, Viryd Technologies Inc. and Hydro-Gear, respectively. With our limited operating history and the uncertainty of market dynamics for planned products, it is difficult to evaluate our future prospects.

If the applications that we develop for our technology fail to gain market acceptance and adequate market share, our business will be adversely affected.

The value proposition for the application of our technology to bicycles involves some factors such as ride feel/ride enjoyment, ease of shifting, ability for a rider to find his or her “own gear,” which factors are at least partially subjective. A well-funded competitor may be able to reduce the value of these advantages through marketing and public relations campaigns or through price cuts and thereby impact our ability to command a premium price or grow our market share, which in turn would impact our ability to achieve our planned revenue and profit levels.

The value proposition for other applications of our technology involves providing increased system efficiency, fuel economy, or cost reductions for manufacturers. If we are unable in a timely fashion, either directly or through licensees, to implement our technology and manufacture products that provide sufficient, demonstrable incremental value, we will be unable to achieve our business objectives.

Since our inception, we have never been profitable and we may be unable to achieve or sustain profitability.

We experienced net losses of $6,254,000 for 2006, $6,558,000 for 2007, $10,556,000 for 2008 and $11,722,000 through the nine months ended September 30, 2009. We expect to end 2009 with a net loss and to incur a loss in 2010. We anticipate that we will continue to have negative cash flow in 2010 as we invest resources in developing and commercializing our products for our target end markets. We expect selling, general and administrative expenses to also increase as we commercialize additional NuVinci CVT products, increase our business development and marketing efforts worldwide, and continue to build out the corporate infrastructure needed to support a public company. These additional expenses will likely involve increases to salaries and related expenses, legal and consultant fees, accounting fees, rent and utilities, director fees, increased directors’ and officers’ insurance premiums, and fees for investor relations services. These increased expenditures will make it harder for us to achieve and maintain future profitability. We may incur losses in the future for a number of reasons, including the other risks outlined in this prospectus. Additionally, there may be unanticipated expenses, difficulties, complications, delays and other unknown events that may impact our ability to achieve or maintain profitability.

We use single suppliers for several components specifically qualified for use in our CVT products. If any of these suppliers become unable or unwilling to provide their respective components, we would be forced to qualify, over a period of two to three months, a different component from another manufacturer for use in our products, which would adversely impact our or our licensee’s ability to deliver products to customers.

We use single suppliers for several components in our CVT products. The component parts for our products are qualified for production through a rigorous validation process prior to approval for use. If we were required to utilize another supplier for some key components that are not readily available from other sources, we would need to spend some significant time qualifying the parts from the alternative supplier, which would require both time and substantial expense. Any resulting delays in our ability or the ability of our licensees to deliver products containing such component parts would affect our profitability, could lead to a loss of future business, and would harm our reputation.

If we do not continue to form and maintain economic arrangements with original equipment manufacturers, or OEMs, to incorporate our technology into their products such that we derive revenue from licensing and royalties on product sales, our profitability will be impaired.

Part of our business strategy is to license our NuVinci technology to OEMs for use in various application areas. For example, Viryd Technologies Inc. has licensed our technology for use in wind energy applications and we have an agreement with Hydro-Gear to incorporate our technology into lawn care equipment products. The development process for our customers to incorporate our technology not only requires considerable lead time between the start of design efforts and commercial availability but also typically involves our providing engineering services for a fee prior to the negotiation of licensing and royalty arrangements.

If our customers are unable to successfully implement our technology and develop successful commercial products, we will not obtain licensing and royalty revenue, which would adversely affect our revenue and profitability levels. If we are unable to enter into additional agreements for the use of our technology in various applications, we will not receive revenue from engineering services, from the licensing of our technology for additional application areas, or from royalties on the sales of resulting commercial products. Consequently both our growth and profitability could be adversely affected.

Our ability to sell our products to our direct, OEM and tier one supplier customers depends in part on the quality of our engineering and customization capabilities. If we fail to offer high quality engineering support and services, our sales and operating results will be materially adversely affected.

A high level of support is critical for the successful marketing and sale of our products. The sale or licensing of our technology involves significant co-development and customization work in certain applications. This development process may require substantial lead time between the commencement of design efforts for a transmission or the incorporation of a transmission into an end product and the commencement of volume shipments of products to customers. The cooperation and assistance of our OEMs is also required to determine the requirements for each specific application. Once our products are designed into an OEM or tier one supplier customer’s products or systems, the OEM or tier one supplier customer may depend on us to resolve issues relating to our products. If we do not effectively assist our OEM or tier one supplier customers in customizing, integrating and deploying our products in their own systems or products, or if we do not succeed in helping them quickly resolve post-deployment issues and provide effective support, our ability to sell our products would be adversely affected.

In addition, while we may have supply and co-development agreements with customers located in different regions of the world, we do not have a globally distributed engineering support and services organization. Currently, issue resolution related to our products, system deployment or integration is directed to our engineering and product development group in Cedar Park, Texas from which we deploy engineers and support personnel. As we grow our business with our existing customers and beyond the markets into which we currently sell our products, we may need to increase the size of our engineering support teams and deploy them closer to our customers. Any inability to deliver a consistent level of engineering support and overall service as we expand our operations would have a material adverse effect on our business and operating results. Moreover, our products may contain manufacturing or design defects or exhibit performance problems at any stage of their lifecycle. These problems could result in expensive and time-consuming design modifications and impose additional needs for engineering support and maintenance services as well as significant warranty charges.

The state of the economy affects each of our target end markets and a material downturn in the economy will have a materially adverse effect on these markets.

The state of the economy as a whole affects each of our target end markets and a material downturn or economic problems in any of these industries will have a materially adverse effect on our business. For example, the financial problems of the automobile industry might result in reduced spending on alternative or more efficient energy management systems for automobiles, delays in the introduction of new hybrid and electric vehicles and the elimination of other programs, which in each case would be candidates for the use of our technology. If this happens, our business would be materially adversely affected.

We rely on contract manufacturers and licensees to produce and sell products that generate product sales revenue and royalties for us. If revenue from contract manufacturers and licensees is less than anticipated, we will be unable to achieve our projected revenue and profit goals.

We rely on contract manufacturers and licensees to produce products incorporating our technology. If the demand for our manufacturers’ and licensees’ products declines, they may reduce production and the revenue we receive from our related license agreements with these manufacturers and licensees may also decline. This could cause us to fail to achieve our projected revenue and profit goals. Additionally, our success depends on entering into agreements with new manufacturers and licensees who are able to acquire or manufacture, incorporate, and successfully market products utilizing our technology in a reasonable timeframe. While we assist contract manufacturers and licensees in various ways in their ability to incorporate our technology, there are many factors affecting their success or failure over which we have no control.

Our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and they may therefore develop products or other technologies similar or superior to ours or otherwise compete more successfully than we do.

The industries in which we compete and will be competing include major domestic and international companies, most of which have existing relationships in the markets into which we sell as well as name recognition, financial, technical, marketing, sales, manufacturing, growth capacity, distribution and other resources that are substantially greater than ours. Some of our competitors have existing and evolving relationships with our target customers. For example, Shimano has the major share of the market for internal hub bicycle transmissions and has a significant relationship with all of our current and projected future customers in that business.

Potential customers may also choose to do business with our more established competitors because of their perception that our competitors are more stable, are more likely to complete various projects, can grow their operations more quickly, have greater manufacturing capacity and are more likely to continue as a going concern. If we are unable to compete successfully against manufacturers of other products or technologies in any of our targeted applications, our business will suffer, and we could lose or be unable to gain market share.

Our failure to raise additional capital necessary to expand our operations and invest in our products and manufacturing facilities could reduce our ability to compete successfully.

In 2008, during the global credit and economic crisis, it was expensive for us to raise private capital. We may require additional capital in the future and we may be unable to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. With respect to debt financing, the credit markets have experienced extreme volatility during the last year, and worldwide credit markets have remained illiquid despite injections of capital by the federal government and foreign governments. Despite these capital injections and government actions, banks and other lenders, such as equipment leasing companies, have significantly increased credit requirements and reduced the amounts available to borrowers. For our activities requiring substantial debt capital or other credit instruments, if current credit market conditions do not improve, we may not be able to access debt or leasing markets to finance our growth. Further, even if we are able to engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, our ability to expand our business will be severely constrained.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

It is difficult to accurately predict how much capital our anticipated product launches will require. Inaccurate forecasts as to our working capital requirements could delay or prevent effective rollouts of products and interfere with our ability to market and sell existing products. Additionally, in order to fulfill the future product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. For example, under a manufacturing and supply agreement with Tri Star Group for the manufacture of our next generation bicycle CVT (N360) we are required to purchase certain inventory Tri Star has on hand based on our forecasts of future demand. As long as the agreement is effective, we may be required to use working capital to pay for this inventory. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

We may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals.

Our success will depend, to a significant extent, on the continued services of our senior management team. The loss or unavailability of one or more members of senior management could adversely impact our ability to execute our business plan, maintain important business relationships and complete certain product-development initiatives. Employment agreements with members our senior management team do not require them to remain with our company. Any one of them could terminate his or her relationship with us on 30 days notice, and we may be unable to enforce any applicable employment or non-compete agreements. Additionally, among our employees are a number of highly skilled traction drive experts. These individuals are not easily replaced and if one or more of these individuals is incapacitated or leaves us, our ability to address problems in existing products or develop new products will be affected beyond the impact of normal attrition.

Additionally, we believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel. We plan to continue to expand our work force both domestically and internationally. The demand for such employees, particularly those with experience in traction drives, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees will intensify as the use of and applications for continuously variable transmissions increases. As this competition increases, it could require us to increase compensation for current employees over time. We compete in the market for personnel against numerous companies, including larger, more established firms who have significantly greater financial resources than we do and may be in a better financial position to offer higher compensation packages to attract and retain human capital. We cannot be certain that we will be successful in attracting and retaining the skilled personnel necessary to operate our business effectively in the future. Because of the highly technical nature of our products, the loss of any significant number of our existing engineering and project management personnel could adversely affect our business and operating results.

Declines in product prices or increases in the cost of materials may adversely affect our financial results.

If our NuVinci technology becomes recognized by others as a competitive threat to their sales or anticipated sales, there may be increased price pressure as a competitive response, which could force us to reduce the price of our products. In periods of decreased demand, such as the current economic recession, the pressure for us to reduce prices may be even greater. At the same time, the cost to produce our products may increase, as rapid growth and consumption of raw materials by China may cause their prices to rise. Either a reduction in the price of our products or an increase in the costs of our products, or both, would adversely affect our gross margins and ability to achieve profitability, especially during periods of decreased demand for our products as we would expect to occur during a recession.

Our inability to effectively and quickly transfer, replicate and scale new product manufacturing processes from low volume prototype production to high volume, cost effective manufacturing, could adversely affect our results of operations.

Regardless of whether we use contract manufacturers or licensees, manufacturing processes and systems for new products are initially established and developed for relatively low volume production (primarily prototype quantities) and initial profit margins may be below target levels. As demand increases for a product, various processes and systems must be used to support higher volume manufacturing. If we, our contract manufacturers or our licensees are unable to effectively and quickly scale manufacturing processes and systems, customers’ product quality and quantity requirements may not be met and we may not be able to attain the anticipated cost benefits from higher volume and achieve target gross margins. Consequently, our business and results of operations could be adversely affected.

We currently depend on a sole source contract manufacturer to build bicycle transmissions incorporating our NuVinci technology. If that contract manufacturer or contract manufacturers engaged by us for other products are unable to fulfill orders of finished goods of appropriate quality in a timely fashion, we will be unable to meet our revenue and profit goals.

We currently rely on a single contract manufacturer for bicycle transmissions and we intend to rely on future contract manufacturers for certain of our other products. Our contract manufacturer relies, in turn, on obtaining raw materials, parts and components, manufacturing equipment and other supplies from reliable suppliers in a timely manner. It may be difficult for our contract manufacturer to substitute one supplier for another, increase the number of its suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect our contract manufacturer’s ability to supply our product. The prices of raw materials, parts and components and manufacturing equipment may increase due to changes in supply and demand. In addition, currency fluctuations may affect both our and our contract manufacturer’s purchasing power. We are dependent on the ability of our contract manufacturers to manufacture products at a reasonable schedule and at acceptable cost and quality levels. Failure to meet our expectations could result in the cost of our product exceeding the purchase price paid to us by our customers. Delays in meeting demand and quality requirements could damage our customer relationships and result in significant lost business opportunities for us.

Our restatement of our consolidated financial statements, and possible future restatements, may have a material adverse effect on us.

We have effected restatements of prior period financial results. Since inception through December 31, 2008, we valued our common stock, options, and warrants by a method that was not in accordance with generally accepted accounting principles in the United States, or GAAP. We had determined fair value based on Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. We have since reassessed the fair value of our common stock, options and warrants with the assistance of a third-party valuation specialist, using methodologies in accordance with GAAP based on our total enterprise value, which is defined as the market value of equity plus interest bearing debt less cash and cash equivalents. This reassessment caused us to restate our consolidated financial statements as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008.

The restatement also evidenced a material weakness in our internal control over financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

If we are required to restate our consolidated financial statements in the future, we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatement. In addition, our financial results as restated may be more adverse than originally reported. In the past, certain publicly traded companies that have restated their consolidated financial statements have been subject to shareholder actions. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline after this offering. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements may have a material adverse effect on our stock price.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be harmed. The restatement of our consolidated financial statements as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 evidenced a material weakness in our internal control over financial reporting. We cannot assure you that we will not have other weaknesses in our system of internal controls in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations and may result in future restatements of our financial statements. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could likely have a negative effect on the trading price of our common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and other applicable regulators and stock exchanges. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any certainty. We also expect these new rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

Our international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

We have manufacturing operations in China and expect to sell a significant portion of our products to customers located in other countries. Risks inherent to international operations and sales include, but are not limited to, the following:

•	difficulty in enforcing agreements and intellectual property rights, particularly in China;

•	fluctuations in exchange rates may affect product demand and our costs;

•	fluctuations in exchange rates may cause foreign currency losses;

•	impediments to the flow of foreign exchange capital payments and receipts;

•	changes in general economic and political conditions;

•	changes in foreign government regulations and technical standards;

•	requirements or preferences of foreign nations for domestic products;

•	compliance with the U.S. Foreign Corrupt Practices Act;

•	diversion of management attention;

•	trade barriers such as export requirements, tariffs and taxes;

•	tax consequences from operating in multiple jurisdictions; and

•	longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable.

Our business in foreign jurisdictions will require us to respond to rapid changes in market conditions in these countries. Our overall success will depend on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business. Also, each of the foregoing risks will likely take on increased significance as we implement plans to expand foreign manufacturing operations.

Foreign exchange rate fluctuations may have a material impact on our operating revenue and product costs.

While to date all of our sales and costs are in U.S. dollars, in the future foreign exchange rate fluctuations may have a material impact on our operating and product costs. This is because, while our sales are in U.S. dollars, most of our products will be manufactured in China. Our results of operations will be particularly sensitive to the fluctuation of the Chinese renminbi against the U.S. dollar. For example, if the Chinese renminbi were to appreciate against the U.S. dollar, the cost of our products manufactured in China would increase, which would have a negative impact on our margins, profitability and cash flows. If the U.S. dollar appreciates against the currencies of the other markets in which we sell, such as Europe, it may be harder to sell applications with our NuVinci technology and our product sales revenue may decrease. We do not currently hedge against foreign exchange risks.

Our ongoing manufacturing operations in China are complex and it may be difficult to establish adequate management and financial controls in China.

Currently, most of our manufacturing operations are based in China and are provided by a contract manufacturer. Our contractor requires our assistance in developing the skills, processes and knowledge necessary to manufacture and test our products. Any problems or disruptions requiring significant assistance from our company will require additional time for travel to support those operations in China. This may divert management’s attention, lead to disruptions in operations and delay implementation of our business strategy, all of which could negatively impact our profitability.

China has only recently begun to adopt management and financial reporting concepts and practices like those with which investors in North America are familiar. We may have difficulty in ensuring our manufacturer in China has the experience necessary to implement the kind of management and financial controls that are common for a North American company. If our contract manufacturer cannot establish and implement appropriate controls, we may experience great difficulty collecting relevant data necessary to manage our business effectively.

If our products fail to perform as expected, we could lose existing and future business and our ability to develop, market and sell our products and technology could be harmed.

Our products could have unknown defects or errors, which may give rise to claims against us, diminish the reputation of our brand or divert our resources. Despite testing, our existing products may contain defects and errors. In addition, future products may contain manufacturing or design defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which may adversely affect our business and our operating results.

Our success depends on our ability or that of our licensees to develop and successfully manufacture and commercialize products that are recognized as adding significant value. Significant value would include, with respect to the automotive industry for example, increased fuel economy, more effective power generation, longer range, or lower cost to produce compared to alternative products or technologies. In the automotive industry in particular, the design and development of a product or use is complex, expensive, time-consuming and subject to rigorous quality and performance requirements. If we are unable to design, develop and commercially manufacture products that are accepted for use in all of our target end markets, and in particular the automotive industry, our business and operating results may be adversely affected.

Product liability or other claims could cause us to incur losses.

We may be exposed to product liability claims for the products we manufacture and market as well as for products that our licensees manufacture and market. Although we have product liability insurance for our products, this may be inadequate to cover all potential product liability claims. In addition, while we generally seek to limit our product liability in our contracts, such limits may be unenforceable or may be subject to exceptions. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse affect on our business and financial condition.

We are subject to financial and reputational risks due to product recalls resulting from product quality and liability issues.

Product quality and liability issues present significant risks and may affect not only our own products but also the third-party products that incorporate our technology. Our efforts and the efforts of our contract manufacturers and licensees to maintain product quality may not be successful, and if they are not, we may incur expenses in connection with, for example, product recalls and lawsuits, and our brand image and reputation as a producer of high-quality products may suffer. Any product recall or lawsuit seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace or repair affected products, and inhibit or prevent commercialization of other future product candidates. We do not have insurance to cover the costs associated with a product recall. In addition, the expenses and negative publicity we would incur in connection with a product recall would adversely affect our business and operating results.

If we fail to maintain proper and effective internal controls, our ability to produce accurate consolidated financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

As a public company, management will be responsible for certifying the design of our internal control over financial reporting. Internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our efforts to institute effective internal control over financial reporting are likely to result in increased general and administrative expenses and the commitment of significant financial and personnel resources. Any failure to adequately maintain effective internal control over our financial reporting or, consequently, our inability to produce accurate consolidated financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements may seriously affect our stock price.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events, including widespread public health problems.

Our corporate headquarters is located in San Diego, California. Some management personnel and the majority of our staff are located in Texas. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses relating to such damages. In addition, a widespread health problem, such as the H1N1 flu, in the United States, China, or elsewhere in the world could have a negative effect on our operations.

Our financial results may vary significantly from period-to-period because of the unpredictability of revenues associated with the launch of a new product by an early stage company and the seasonality of our target end markets, which may lead to volatility in our stock price.

Due to unpredictable demand by consumers, technical risks, competitive response and other factors associated with early stage companies, we expect to experience unpredictable sales in connection with the initial launch of our products in each of our target end markets.

In addition, we are exposed to the seasonality of our target end markets. In the bicycle transmission market, 50% of our unit sales are likely to occur in the period from December to March because of the model year timing of bicycle OEMs. Only 15% of unit sales are likely to occur in the period from April to July and the remaining 35% in the period from July to November. Additionally, there may be long and unpredictable sales cycles for some of our other products that we may sell directly or will be sold by our licensees. For instance, the lawn care equipment market is subject to substantial seasonal variation in sales, and also depends heavily on annual precipitation. In addition, since transmissions with our technology are incorporated into our customers’ products for sale into their respective end markets, the seasonality of our customers’ product sales will impact the seasonality of our business.

Because many of our expenses are based on anticipated levels of annual revenue, our business and operating results could also be adversely affected if we do not achieve revenue consistent with our expectations for this seasonal demand. Accordingly, our financial results could vary significantly from period to period and if our operating results do not coincide with the expectations of investors or equity research analysts, the trading price of our common stock could fall.

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed.

Our warranty for our bicycle transmission is currently six years. We expect that the warranty for our next generation bicycle transmission, the N360, will be two years, which is comparable to that offered in the bicycle industry for other transmissions. Since the bicycle transmissions using our technology were first sold in the consumer market in 2007, we have a limited product history on which to base our warranty estimates. Other products utilizing our technology are not yet available commercially and there is no warranty history. Because of our limited operating history, our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and service delivery costs. Our assumptions could prove to be materially different from actual performance, which could cause us to incur substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have reserved. If our estimates prove incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our customers make a warranty claim, which could adversely affect our business and operating results.

In addition, with our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products, testing of our products and performance information learned during our development activities with the customer. If we are unable to estimate future warranty costs for any new product, may realize a lower gross margin on such products than we have estimated, which might result in our financial results varying significantly from period-to-period.

We are planning rapid sales growth for our products. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Expanding our sales rapidly will require increases in expenditures both for personnel and marketing programs and working capital. In addition, expanding our organization globally and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in support systems. We will be required to continue to improve our operational, financial and management controls and reporting. We may not be able to do so effectively or as rapidly as desired, which could cause inefficiencies in managing our expenses effectively in the future, negatively impacting our operating results in any particular quarter.

We are currently implementing new software systems to support our business operations. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

We are currently implementing new software systems to assist us in the management of our business. The implementation of new software systems require significant management time, support and cost. We expect the implementation and enhancements of these platforms to continue across new and existing sites worldwide. In addition, as our business continues to develop, we expect to add or enhance existing systems in the areas of engineering, sales, and customer support and warranty management. We cannot be sure that these systems will be fully or effectively implemented on a timely basis, if at all, and implementation may take more resources than expected, which could cause disruption in our operations and an unanticipated increase in our operating expenses.

Risks Related to Intellectual Property

Parties may bring intellectual property infringement claims against us that would be time-consuming and expensive to defend, and if any of our products or processes are found to be infringing, we will be required to attempt to license the necessary patent or redesign our products or processes, failing which we will be unable to manufacture, use or sell those respective products or processes that were found to be infringing.

Our success depends in part on avoiding the infringement of other parties’ patents and proprietary rights. We may inadvertently infringe existing third-party patents or third-party patents issued on existing patent applications. Around the world, most patent applications are confidential until they are published 18 months after filing. However, currently in the U.S. not all patent applications must be published prior to issuance even after 18 months of filing. With patent applications that have not been published, we would not have had an opportunity to try and perform any diligence, as we would be unaware of such pending applications.

Because of the sheer volume of patents in the U.S. and other jurisdictions and the various terminology used to describe components, we can never be sure we do not infringe third-party patents. Those holding ownership or exclusive rights in any patents could bring claims against us that, in any event, could cause us to incur substantial expenses and, if resolved against us, could also cause us to pay substantial damages. Under certain circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. In addition, we may have, and may be required to, make representations as to our right to supply intellectual property, license intellectual property and to our compliance with laws.

If a patent infringement suit were brought against us, we and our customers, development partners and licensees could be forced to stop, delay or modify research, development, manufacture or sales of products based on our technologies in the country or countries covered by the patent or patents we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with products based on our technologies. Even if we were able to obtain a license, the rights may be nonexclusive, which could give our competitors access to the same intellectual property acquired under such a license.

Any successful infringement action brought against us may also adversely affect marketing of products based on our technologies in other markets not covered by the infringement action. Furthermore, even if we are successful in defending or settling a patent infringement action against, it could be costly to defend, require significant time and attention of our key management and technical personnel, and could harm our reputation and competitive position.

We may be involved in lawsuits to protect or enforce our patents, which would be expensive and time consuming.

Competitors or third parties may infringe our patents. We may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or that the third party’s technology does not in fact infringe upon our patents. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing.

Litigation may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries outside the U.S. where patent rights may be more difficult to enforce.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

Patent applications in the United States are maintained in secrecy until the patents are published or, in some cases, are issued. We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. We also cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued United States patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement mechanisms than in the United States.

The patent application process involves complex legal and factual questions and it is difficult to definitively determine whether any claimed invention in a patent application will go on to issue. Accordingly, we cannot be certain that the patent applications that we file will result in issued patents, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology.

Challenges to our patent rights can result in costly and time-consuming legal proceedings that may prevent or limit development of our products.

Outside of the United States, certain jurisdictions, including in Europe, permit oppositions to be filed against the granting of patents within a certain period of their grant. Because our intent is to commercialize products internationally and specifically in Europe, securing both proprietary protection and freedom to operate outside of the United States is important to our business. While we are not currently involved in any opposition proceedings, it is not uncommon for market incumbents to seek and institute opposition proceedings against emerging market companies to gain competitive advantage. European opposition and appeal proceedings can take several years to reach final decision and are therefore costly and not expedient and can cast doubt on the status of the patent during those proceedings. Patent opposition proceedings are not currently available in the United States patent system, but are likely to be instituted in the near future under proposed legislation.

While opposition proceedings as they exist in Europe do not currently exist in the United States, issued United States patents can be reexamined by the Patent and Trademark Office (PTO), at the request of a third party. While we are currently not involved in any such proceedings, our competitors may decide to request reexamination by the PTO with respect to any or all of our issued United States patents if they are in possession of prior art in relation to an issued patent that represents a substantial new question of its patentability. Patent reexamination proceedings, like opposition proceedings, are long and complex and therefore costly and, as in any legal proceeding, the outcome of patent reexaminations is uncertain. A decision adverse to our interests could result in the loss of valuable patent rights.

Where more than one party seeks United States patent protection for the same technology, the PTO may declare an interference proceeding in order to ascertain the party to which the patent should be issued. Patent interferences are typically complex, highly contested legal proceedings, subject to appeal, that are lengthy and expensive and an adverse decision in interference can result in the loss of important patent rights. As more groups become engaged in scientific research and product development related to our NuVinci CVT technology, the risk of our patents being challenged through patent interferences, oppositions, reexaminations or other means will likely increase, and our pending patent applications, or our issued patents, may be drawn into interference proceedings that may delay or prevent the issuance of patents, or result in the loss of issued patent rights.

Successful challenges to our patents through oppositions, reexamination proceedings or interference proceedings could result in a loss of patent rights in the relevant jurisdiction. If we are unsuccessful in actions we bring against the patents of other parties and it is determined that we infringe the patents of third-parties, we may be subject to litigation, or otherwise prevented from commercializing potential products in the relevant jurisdiction, or may be required to obtain licenses to those patents or develop or obtain alternative technologies, any of which could harm our business. Furthermore, if such challenges to our patent rights are not resolved promptly in our favor, our existing business relationships may be jeopardized and we could be delayed or prevented from entering into new collaborations or from commercializing certain products, which could adversely affect our business and results of operations.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect some aspects of our proprietary technology, especially where we do not believe patent protection is appropriate or obtainable. Confidentiality agreements with our employees, contractors, consultants, development partners and other advisors to protect our trade secrets and other proprietary information may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or independently develop processes or products that are similar or identical to our trade secrets, and courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to this Offering and Ownership of Our Common Stock

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We expect to use the net proceeds to us from this offering for general corporate purposes, including the repayment of indebtedness. However, our management might not apply our net proceeds of this offering in ways that increase the value of your investment, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Our 5% or greater stockholders and executive officers will continue to have substantial influence and control over us, and they may act to the detriment of other stockholders.

Our 5% or greater stockholders, directors and executive officers, as a group, beneficially own approximately 75.7% of our outstanding common stock as of December 31, 2009 and, following this offering will

beneficially own approximately     % of our outstanding common stock. As a result, they will, as a group, have substantial influence over our business and affairs, including the ability to influence elections of our directors and any other actions that may require stockholder approval, such as amendments to our charter documents and significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control that could be beneficial to the other stockholders.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock and we cannot assure you that one will develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation even if it does not result in liability for us, could result in substantial costs to us and divert management attention and resources.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of          , upon completion of this offering we will have outstanding          shares of common stock, assuming no exercise of the underwriters’ over-allotment option. This includes          shares, which may be resold in the public market immediately. Of the remaining shares,          shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. These shares will be able to be sold, subject to any applicable volume limitations under applicable securities laws, after the earlier of the expiration of, or release from, the 180-day lock-up period. CIBC World Markets Inc. and Mackie Research Capital Corporation, on behalf of the underwriters, may permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you

purchase our common stock in this offering, you will incur immediate dilution of $     in net tangible book value per share from the price you paid. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2009, 12,994,466 shares of common stock are issuable upon exercise of outstanding stock options with a weighted average exercise price of $0.24 per share, of which 3,079,219 are vested as of such date. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Delaware law and our certificate of incorporation and bylaws that will be adopted in connection with the completion of this offering contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. These provisions include:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting our stockholders from taking any action by written consent in lieu of a meeting;

•	prohibiting our stockholders from calling and bringing business before special meetings; and

•	the filling of vacancies or newly created seats on the board to our Board of Directors then in office.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Special Note Regarding Forward-Looking Statements

This prospectus contains estimates and forward-looking statements, principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the factors discussed in this prospectus set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the depth and duration of the current economic downturn;

•	lack of acceptance of new products or technology;

•	projected expenditures and other costs;

•	the ability to obtain financing;

•	our dependence on our key management personnel and our ability to attract and retain qualified personnel; and

•	changes in the competitive environment in our industry and the markets where we operate.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by applicable laws, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

Use of Proceeds

We estimate that the net proceeds to us from the sale of           shares of common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for general corporate purposes, including the repayment of indebtedness. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

An increase or decrease of           shares from the expected number of shares to be sold by us in the offering, assuming no change in the assumed initial public offering price per share, would increase or decrease our net proceeds from this offering by $      . A $1.00 increase or decrease in the assumed public offering price of $      per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease our expected net proceeds by approximately $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use any additional net proceeds from this offering for general corporate purposes.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. The payment of any dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness, and other factors deemed relevant by our board. As a result, you may need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Conversion of Preferred Stock into Common Stock

We currently have four series of outstanding preferred stock:

Number of Shares Outstanding
Preferred Stock	as of December 31, 2009

Series A	3,887,577
Series B	4,786,444
Series C	3,012,765
Series D	73,627,442

Total	85,314,228

Effective immediately prior to this offering, all of our outstanding preferred stock will be converted into 101,106,801 shares of our common stock.

Indebtedness

We have a $5,000,000 revolving line of credit with Wells Fargo Bank, National Association, of which $2,000,000 was outstanding as of December 31, 2009. Annual interest is payable monthly at the bank’s prime rate (3.5 percent at December 31, 2008), or LIBOR plus 2.5 percent for fixed terms of one to six months for amounts not less than $100,000. Up to $2,000,000 of the line of credit may be used to finance standby letters of credit, with maximum maturities of one year. The line of credit expires December 31, 2010.

The line of credit provides for a quarterly unused commitment fee of 0.375 percent per annum on the average daily unused amount. Collateral for the line of credit consists of the personal guarantee of a stockholder and director of the company and a security interest in certain assets of the company. The line of credit is subject to certain restrictive covenants requiring us to maintain aggregate cash and investments in excess of $15 million, and a quarterly earnings before interest, taxes, depreciation, and amortization (EBITDA) loss no greater than $3.2 million for the quarter ended March 31, 2008, $3.9 million for the quarter ended June 30, 2008, $3.8 million for the quarter ended September 30, 2008, and $3.3 million for the quarter ended December 31, 2008, and thereafter. In addition, the line of credit contains various restrictions, including restrictions on the purchase of property and equipment, and incurring new debt.

We did not meet the liquidity covenant to maintain at least $15 million in aggregate cash and investments as of September 30, 2009 and received a waiver. On December 31, 2009, the liquidity covenant was amended to maintain a liquidity ratio (defined as aggregate cash and cash equivalents and readily marketable securities divided by EBITDA loss and non-financed capital expenditures for the month then ended) of not less than 6 to 1. The EBITDA loss requirements were also amended to adjust the quarterly maximum EBITDA loss amounts.

We intend to repay the outstanding balance under this revolving line of credit with the net proceeds of this offering.

Capitalization

The following table sets forth our capitalization and cash and cash equivalents as of September 30, 2009:

•	On an actual basis;

•	On a pro forma basis, to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 91,086,745 shares of common stock (as of September 30, 2009) upon the closing of this offering, which we refer to as the “Conversion”; and

•	On an as adjusted basis, giving effect to:

•	the Conversion;

•	shares issuable upon the exercise of warrants to be exercised prior to the closing of the offering; and

•	our sale of shares of our common stock in this offering (at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us).

	As of September 30, 2009
	Actual	Pro Forma	As Adjusted(1)
	Unaudited
	($ in thousands)

Cash and cash equivalents	$3,534	$3,534

Short-term debt, including current portion of long-term debt	$2,000	$2,000
Stockholders’ equity
Series A convertible preferred stock: $0.001 par value; 3,887,577 shares authorized, issued and outstanding, actual	479	–
Series B convertible preferred stock: $0.001 par value; 4,786,444 shares authorized, issued and outstanding, actual	8,202	–
Series C convertible preferred stock: $0.001 par value; 3,012,765 shares authorized, issued and outstanding, actual	16,040	–
Series D convertible preferred stock: $0.001 par value; 63,607,402 shares authorized, issued and outstanding, actual	23,845	–
Common stock: $0.001 par value; 125,000,000 shares authorized, 11,654,255 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	12	103
Additional paid-in capital	2,047	50,522
Accumulated deficit	(39,983)	(39,983)

Total stockholders’ equity	10,642	10,642

Total capitalization	$12,642	$12,642

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease cash and cash equivalents by $ million, would increase or decrease additional paid-in capital by $ million, and would increase or decrease total stockholders’ equity and total capitalization by $ million, after deducting the underwriting discount and the estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The table above does not include:

•	10,020,040 shares of Series D preferred stock issued November 16, 2009, which is convertible into the same number of shares of our common stock;

•	3,100,753 shares of common stock issuable upon the exercise of a warrant held by the Jacobs Family Trust issued on December 29, 2009;

•	16,499,528 shares of common stock issuable upon the exercise of outstanding options to purchase common stock and options that remain available for grant pursuant to our 2004 Stock Plan;

•	the exercise by the underwriters of their option to purchase up to additional shares from us; and

•	shares of common stock issuable pursuant to our 2010 Stock Plan, which plan will maintain a number of shares equal to percent ( %) of our outstanding common stock.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Dilution

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of common stock in this initial public offering exceeds the net tangible book value per share of our common stock immediately after completion of the offering. Net tangible book value per share represents the amount of our total tangible assets reduced by our total liabilities, divided by the number of shares of common stock outstanding.

As of September 30, 2009, our net tangible book value was approximately $11,452,000 or, approximately $.10 per share, based on shares of common stock outstanding, assuming (as of September 30, 2009) the conversion of all outstanding preferred stock and warrants to purchase           shares of our common stock to be exercised prior to the closing of this offering.

As adjusted net tangible book value per share represents the amount of total tangible assets reduced by our total liabilities, divided by the number of shares of common stock outstanding after giving effect to the sale of           shares of common stock in the offering at an initial public offering price of $      , the midpoint of the price range set forth on the cover page of this prospectus. Our as adjusted net tangible book value as of September 30, 2009 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$

Net tangible book value per share as of September 30, 2009	$
Increase per share attributable to this offering
As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our as adjusted net tangible book value per share of common stock by $     , and increase or decrease, as applicable, the dilution per share of common stock to new investors by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The following table sets forth, as of September 30, 2009, on the as adjusted basis described above, the differences between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus:

Average
	Shares Purchased			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors

Total		100.00%			100.00%

Selected Consolidated Financial Data

We derived the selected consolidated statement of operations data and the selected consolidated statement of cash flows data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 from our audited consolidated financial statements, as restated (see note 16 to our audited consolidated financial statements), included elsewhere in this prospectus. We derived the selected consolidated statement of operations data and the selected consolidated statement of cash flows data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 from our audited consolidated financial statements, as restated, which are not included in this prospectus and include restatement adjustments for similar items as discussed in Note 16. We derived the summary consolidated statement of operations data and the summary consolidated statement of cash flows data for the nine months ended September 30, 2008 and 2009 and the consolidated balance sheet data as of September 30, 2009 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial statements on the same basis as our audited financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results expected for any future period.

You should read the selected historical financial data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Prospectus Summary — Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007(1)	2008	2008	2009
	($ in thousands, except per share data)

Revenues	$56	$40	$97	$714	$2,283	$1,963	$871
Cost of revenues	–	12	283	1,892	2,048	1,457	5,231
Gross (loss) profit	56	28	(186)	(1,178)	235	506	(4,360)
Operating expenses	2,805	4,961	6,558	5,827	10,321	7,041	7,366
Operating loss	(2,749)	(4,933)	(6,744)	(7,005)	(10,086)	(6,535)	(11,726)
Other income (expense)	(31)	122	490	447	(470)	(314)	4

Net loss	$(2,780)	$(4,811)	$(6,254)	$(6,558)	$(10,556)	$(6,849)	$(11,722)

Discount related to beneficial conversion charge on preferred stock	–	–	–	–	(1,376)	–	–

Net loss attributable to Fallbrook Technologies Inc. common stockholders	$(2,780)	$(4,811)	$(6,254)	$6,558	$(11,932)	$(6,849)	$(11,722)

Net loss per share—basic and diluted	$(0.71)	$(0.42)	$(0.55)	$(0.57)	$(1.04)	$(0.60)	$(1.01)
Weighted average shares outstanding—basic and diluted	3,942	11,422	11,422	11,437	11,462	11,448	11,654
Pro forma net loss per share—basic and diluted (unaudited)(2)					$(0.28)		$(0.11)

Pro forma weighted average shares outstanding—basic and diluted (unaudited)(2)					42,179		102,741

Consolidated Balance Sheet Data:

						As of
	As of December 31,					September 30,
	2004	2005	2006(3)	2007(1)	2008(4)	2009
	($ in thousands)

Cash and cash equivalents	$6,033	$4,195	$3,218	$8,043	$14,565	$3,534
Total assets	6,796	11,153	14,105	10,855	25,314	13,513
Total liabilities	255	505	1,764	2,158	3,171	2,871
Convertible preferred stock	8,664	17,091	24,721	24,721	48,566	48,566
Accumulated deficit	(2,441)	(7,252)	(13,506)	(20,064)	(28,261)	(39,983)
Total equity	6,541	10,648	12,341	8,697	22,143	10,642

Consolidated Statement of Cash Flows Data:

						Nine Months Ended
	Years Ended December 31,					September 30,
	2004	2005	2006(3)	2007(1)	2008(4)	2008	2009
	($ in thousands)

Net cash (used in) provided by:
Operating activities	$(2,408)	$(3,796)	$(4,564)	$(5,860)	$(9,496)	$(7,046)	$(9,391)
Investing activities	(283)	(6,393)	(4,034)	8,073	(7,271)	(3,790)	(1,633)
Financing activities	8,107	8,351	7,621	2,612	23,289	7,120	(7)

Net change in cash	$5,416	$(1,838)	$(977)	$4,825	$6,522	$(3,716)	$(11,031)

(1)	On January 3, 2007, we formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd), a Delaware corporation, and commenced operations in November 2007. On December 18, 2008, we completed a spin-off of our ownership of Viryd through a pro rata distribution of shares to our stockholders. The 2007 and 2008 consolidated financial statements include the accounts of Fallbrook Technologies Inc. and Viryd through December 18, 2008.

(2)	The pro forma basic and diluted earnings (loss) per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the if-converted method, as if such conversion had occurred as of the beginning of the period presented or as of the original issuance date, if later.

(3)	In 2006, we issued 1,429,487 shares of Series C preferred stock for cash in the amount of $7,636,000, recorded net of issuance costs of $6,000.

(4)	On December 18, 2008, we sold an aggregate of 63,607,402 shares of our Series D convertible preferred stock at a purchase price of $0.3992 per share for gross proceeds of $20.6 million and $4.8 million conversion of principal and accrued interest on convertible debt.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview
Our NuVinci Technology

We have developed patented transmission technology, sold under the “NuVinci” brand. It is designed to improve the overall efficiency and performance of mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

Our NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of end market applications. A CVT is a transmission that effectively has an infinite number of gear ratios within its range. Our technology is currently available in the global market for bicycle transmissions, where it has been used to replace the rear wheel gear assembly. We are also currently developing applications for a number of other target end markets. These include alternators, air conditioning compressors and superchargers for the automotive accessory drives market, primary transmissions for the electric vehicles, wind turbines, and lawn care equipment markets.

We were originally formed in 2000, and to date have raised approximately $55 million in financing to develop and commercialize our technology. We have focused on developing applications for a group of target end markets that offer the most attractive competitive advantages and potential for economic returns. As of December 31, 2009, we invested in the development and protection of intellectual property resulting in a worldwide portfolio of 155 patents (including validated countries) and 208 patent applications.

Commercialization

Our first commercial product, a CVT for bicycles, was introduced in January 2007, under a development and manufacturing license agreement with Aftermarket Technologies Corp. (ATC) for the development, manufacturing and sale of our bicycle CVT. Our revenue from that agreement consisted of royalties on ATC’s product sales, license fees, and revenue from engineering services. In February 2008, to gain greater control of manufacturing and sales, we ended our relationship with ATC, and transitioned to a contract manufacturing arrangement with MTD Products Inc. (MTD). The contract manufacturing agreement with MTD was signed in March 2008. At the same time, we assumed direct responsibilities for sales and marketing. As part of the transition to MTD, we purchased the manufacturing line and associated equipment from ATC and moved the manufacturing line to MTD’s facilities. MTD spent approximately six months setting up and testing the manufacturing line and production of the bicycle CVT resumed in September 2008. Before manufacturing resumed at MTD, we sold the bicycle CVTs out of the inventory that had been built up by ATC. After September 2008, we purchased bicycle CVTs from MTD and sold them directly to original equipment manufacturers (OEMs) and distributors. However, the per unit cost of the bicycle CVTs manufactured by MTD was prohibitive because the manufacturing process used a long lead time supply chain. We have determined that it would be most cost effective and would provide for the largest growth opportunity to concentrate the supply base in one off-shore region or location.

Therefore, in 2009, we began the process of phasing out production of our existing bicycle CVTs to prepare for the launch of the next generation bicycle CVT, called the N360. We terminated our contract manufacturing agreement with MTD in October 2009, after building 2,600 units for inventory for us to continue to deliver products to customers while our next contract manufacturer prepares for production of the N360. We have engaged a contract manufacturer, Tri Star Group, located in Shanghai, China, to manufacture the N360. The production of prototypes began in December 2009. The N360 will have many improvements over the current bicycle CVT including a weight reduction of at least 35%, a size reduction of at least 10%, improved shift feel and responsiveness, and the CVT will be easier to assemble with over 50% fewer parts. We believe the improved design of the N360 will have a much broader appeal in the marketplace. In addition, as Tri Star is located in China and is near most of the component suppliers, inbound logistics costs will be lower and coordination will be easier. Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the N360 will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT.

The end markets for our NuVinci technology on which we are currently focusing are automotive accessory drives, electric vehicles, bicycles, small wind turbines and lawn care equipment. We are at different stages of development of the products for each of these end markets.

We now expect to manufacture NuVinci CVTs for automotive accessory drives, electric vehicles, bicycles and small wind turbines primarily through a contract manufacturer and to sell these products to distributors, OEMs, or directly to customers. Starting in 2010, we will manufacture and sell the NuVinci CVTs to Viryd Technologies Inc. (Viryd). We have also licensed to Viryd the rights to manufacture and sell the NuVinci CVTs for the small wind turbines market and we will receive royalties from Viryd should they manufacture the CVTs. In the near term, we anticipate this revenue will be primarily from product sales, but over the longer term it may be primarily from royalties. We have licensed the rights to manufacture and sell NuVinci CVTs for lawn care equipment to Hydro-Gear in that end market and will receive royalties from them. We may also opportunistically license the manufacturing of products of other end market applications to certain manufacturers or OEMs that will commercialize products utilizing our NuVinci technology. We will receive revenue through the sale of engineering services, license fees, and royalties on product sales. In all licensing and development arrangements, we own all patentable improvements to our NuVinci CVT. In our view, the use of contract manufacturing to manufacture our NuVinci CVTs and licensing our technology to OEMs has several advantages over in-house manufacturing. These advantages include lower capital requirements, less operational complexity, the need for fewer permanent employees and faster commercialization of new applications.

Production of the N360 and NuVinci CVT for small wind turbine will be launched in 2010. We anticipate that we or our licensee will launch production of our products into the automotive accessory drive, electric vehicle, and lawn care equipment end markets in 2011.

Financial Overview

Revenues

We primarily derive our revenues from product sales, license fees and royalties, engineering services, and related party revenues.

Product sales. These revenues to date consist primarily of sales of our bicycle CVTs. We started to earn product sales revenue when we transitioned from the licensing business model for the bicycle CVTs to a manufacturing model. As part of the transition plan, in February 2008 we purchased finished bicycle CVTs from our licensee manufacturer (ATC) for inventory so that we could continue to fulfill customer orders. In March 2008, we began outsourcing physical manufacturing to a contract manufacturer and started selling the NuVinci CVTs directly to OEMs and distributors. We have been working with a new manufacturer, Tri Star Group (Tri Star), located in Shanghai, China, to design and prepare for production of the N360. We believe the improved-designed of the N360 bicycle CVT will have a much broader appeal in the marketplace and that product sales will increase accordingly. Based on preliminary feedback received from potential customers, we expect to sell 24,000 units in 2010.

We expect product sales revenue to increase when we begin to manufacture and sell our NuVinci CVT for the small wind turbine end market in 2010. We expect to launch our product for the automotive accessory drives and electric vehicles end markets in 2011 using one or more contract manufacturers.

License fees and royalties. We receive license fees and royalties from the licensing of our NuVinci technology to manufacturers and OEMs. We receive license fees up front from customers upon or shortly after the signing of our licenses and we recognize license fee revenues when the license term commences and there are no future performance obligations or requirements. When the contract requires us to provide engineering development services during the license term, license fee revenue is deferred and recognized over the term of the contract or the remaining estimated period of continuing involvement. We also receive royalties from product sales by our licensees. Lawn care equipment CVT production is expected to be launched in 2011 by Hydro-Gear, who licensed the rights to manufacturer and sell NuVinci CVTs for that end market.

As we develop and commercialize NuVinci technology, additional manufacturers and OEMs may sign license agreements for those products and we would generate additional license fees and royalty revenue.

Engineering services. These revenues consist primarily of fees for engineering services that we provide to manufacturers and OEMs associated with applying the NuVinci CVT technology to their products. We own all of the intellectual property that results from our engineering work. In some engineering services agreements, we may receive partial payments from manufacturers or OEMs upfront before the project or pre-determined milestones are completed. Such pre-payments are recorded as revenue when we meet pre-determined milestones.

Development under engineering services agreements is intended to lead to commercialization of NuVinci CVTs. For example, the development performed under the engineering services agreements with Viryd in 2008 and 2009 for the small wind turbine end market will result in the launch of the product in 2010. We expect that the engineering services agreements for the automotive accessory drive for superchargers and lawn care equipment CVTs will lead to commercialization and manufacturing of these products in 2011.

As we advance the development of the NuVinci CVT technology, we expect other manufacturers and OEMs to sign engineering services agreements to develop the NuVinci CVTs for their specific products.

Related-party revenues. These revenues are earned from providing administrative, operations and engineering support services to Viryd subsequent to its spin-off on December 18, 2008. We expect administrative support services to Viryd to decline as they hire additional administrative staff. However, we expect to continue to provide operations and engineering support services as they prepare to manufacture and sell their products. The engineering support services that we have provided to Viryd have led to the development of a product we expect Viryd to launch, under the license from us, for the small wind turbine end market in 2010.

Cost of revenues

The cost component for each of our main sources of revenues consists primarily of cost of product sales, license fees and royalties, engineering services and related-party revenues.

Cost of product sales. Since March 2008, when we started the contract manufacturing business model, cost of product sales represent costs of purchasing the NuVinci CVTs from contract manufacturers that we then sell to OEMs and distributors. Prior to March 2008, we employed a licensing model for the production of the bicycle CVTs when we earned royalties from sales of the bicycle CVTs by our licensed manufacturer (ATC). Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the N360 will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT.

Also included in cost of product sales are depreciation of assembly line equipment that we purchased from ATC as part of the transition to MTD and provisions for estimated future warranty claims expense. Because our cost of product sales has, to date, exceeded our product selling price, our cost of product sales also includes provisions to write down the carrying value of inventories to their market value.

In 2010, we expect our licensee, Viryd, to launch the production of the NuVinci CVTs for the small wind turbine end market. We will be selling NuVinci CVTs manufactured by Tri Star to Viryd. We expect to launch the manufacturing and sales of automotive accessory drives and CVTs for electric vehicles in 2011. We will be providing these NuVinci products to our customers through one or more contract manufacturers.

Cost of license fees and royalties. These represent the costs of support provided to our licensees. For example, certain of our license agreements require that we provide engineering support to the manufacturer for a period of time as it commences production of our NuVinci bicycle CVTs. If we enter into additional licensing agreements that will require us to provide engineering support to the customers, we expect our costs will increase proportionally with the increases in revenue.

Cost of engineering services. These represent the costs of our development, primarily engineering labor and related expenses, incurred as we perform our obligations under the engineering services agreements between us and the manufacturer or OEMs.

In 2009, we signed an engineering services agreement for an automotive accessory drive for superchargers and another agreement for the lawn care equipment CVT. Engineering services revenue and cost of engineering services will be recorded when we achieve pre-determined milestones.

As we advance the development of the NuVinci CVT technology, we expect other manufacturers and OEMs to sign engineering services agreements to develop the NuVinci CVTs for their specific products. Thus the cost of engineering services will increase along with engineering services revenue.

Cost of related-party revenues. These represent the costs of providing administrative, operations and engineering support services to Viryd. We expect administrative support services to Viryd to decline as they hire additional administrative staff. However, we expect to continue to provide operations and engineering support services as they prepare to manufacture and sell their products.

Operating expenses

Our operating expenses consist primarily of development expenses and selling, general and administrative expenses.

Research and development expenses. These costs include salaries and related expenses for engineering personnel, cost of building and testing product prototypes, rent expenses for our facilities in Cedar Park, Texas and Whitestone, Texas, and depreciation of machinery, furniture, and equipment used by the engineering personnel.

Development expenses will increase as we continue to develop NuVinci technology. We expect our investment in development expenses for existing and future potential applications may lead to future engineering services and license agreements and ultimately commercialization.

Selling, general and administrative expenses. These costs consist primarily of salaries and related expenses for personnel in the business development, administration, intellectual property and finance departments. Other expenses include trade show costs, advertising and marketing, professional fees for legal and accounting, general office expenses, facility rent for our corporate offices in San Diego, CA and utilities, various insurance expenses, amortization of capitalized patent costs and intangibles, depreciation of various furniture and equipment, and other general administrative expenses.

We expect selling, general and administrative expenses to increase as we commercialize additional NuVinci CVT products, increase our business development and marketing efforts worldwide and as we begin to operate as a public company and continue to build our corporate infrastructure. These increases will likely include salaries and related expenses, legal and consultant fees, accounting fees, rent and utilities, director fees, increased directors’ and officers’ insurance premiums, and fees for investor relations services.

Interest income (expense)

Interest and dividend income. This consists of interest and dividend income earned on our cash, cash equivalents and short-term investments.

Interest expense. This consists primarily of interest paid on our line of credit, note payable, capital lease, and non-cash interest related to convertible unsecured promissory notes.

Results of Operations

Comparison of the Nine Months Ended September 30, 2008 and 2009 (Unaudited)

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)

Revenues:
Product sales	$156	$410	$254	163%
License fees and royalties	877	9	(868)	(99)%
Engineering services	905	53	(852)	(94)%
Related party revenues	–	399	399	N/A
Other	25	–	(25)	(100)%

Total revenues	1,963	871	(1,092)	(56)%

Cost of revenues:
Cost of product sales	626	4,683	4,057	648%
Cost of license fees and royalties	368	–	(368)	(100)%
Cost of engineering services	440	37	(403)	(92)%
Cost of related party revenues	–	511	511	N/A
Cost of other revenues	23	–	(23)	(100)%

Total cost of revenues	1,457	5,231	3,774	259%

Gross (loss) profit	506	(4,360)	(4,866)	(962)%

Operating expenses:
Research and development	4,004	3,890	(114)	(3)%
Selling, general and administrative	3,037	3,476	439	14%

Total operating expenses	7,041	7,366	325	5%

Operating loss	(6,535)	(11,726)	(5,191)	79%

Other income (expense):
Interest and dividend income	111	82	(29)	(26)%
Interest expense	(425)	(78)	(347)	(82)%

Total other income (expense)	(314)	4	(318)	(101)%

Net loss	$(6,849)	$(11,722)	$(4,873)	71%

Revenues

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)

Product sales	$156	$410	$254	163%
License fees and royalties	877	9	(868)	(99)%
Engineering services	905	53	(852)	(94)%
Related party revenues	–	399	399	N/A
Other	25	–	(25)	(100)%

Total revenues	$1,963	$871	$(1,092)	(56)%

Total revenues for the nine months ended September 30, 2009 decreased by $1,092,000, or 56%, compared to the nine months ended September 30, 2008.

The decrease of $1,092,000 was primarily attributable to the decrease of $868,000 in license fees and $852,000 in engineering services. The $877,000 of license fees and royalties and $905,000 of engineering services that were earned from licensed manufacturer and OEM customers in the nine months ended September 30, 2008 were not replicated in the nine months ended September 30, 2009. In February, 2008, we terminated our manufacturing license agreement with ATC, who had paid us $50,000 in May, 2005 and $950,000 in August 2006, for a total of $1,000,000 nonrefundable license fee. We were recognizing that license fee over a period of five years. When the manufacturing license agreement terminated, $733,000 of unrecognized license fee was immediately recognized. The remaining $144,000 of license fees and royalties that were recognized in the nine months ended September 30, 2008 were from Valvoline, our trademark licensee, and royalties from ATC. In March 2008, we engaged a contract manufacturer for the bicycle CVT. As a result of replacing our licensed manufacturer with a contract manufacturer in 2008, there were no manufacturing license fees from bicycle CVT products for the nine months ended September 30, 2009.

The majority of the $905,000 engineering services revenue earned in the nine months ended September 30, 2008, were from agreements signed in 2007 with various manufacturers and OEMs. When we established the contract manufacturing arrangement for the NuVinci CVTs in March 2007, we primarily focused on manufacturing and selling the bicycle CVTs. Because of limited resources, we did not focus on selling additional engineering services to develop NuVinci CVTs for new applications other than those that were committed to customers in 2007. Nearly all of our engineering services agreements signed in 2007 were completed by the end of 2008.

In 2009, we signed an engineering services agreement for an automotive accessory drive for superchargers and another agreement for the lawn care equipment CVT. Although we may receive partial payments upfront from these engineering services agreements, we will not recognize engineering services revenue until we meet the pre-determined milestones.

Product revenue for the nine months ended September 30, 2009 increased by $254,000, or 163%, compared to the nine months ended September 30, 2008. In March, 2008, we transitioned from a licensing business model for the bicycle CVT to a manufacturing model that outsources physical manufacturing to a contract manufacturer. At that time, we started selling the NuVinci bicycle CVTs directly to OEMs and distributors. The increase in product revenue for the nine months ended September 30, 2009, was the result of a full nine month period of selling the bicycle CVTs via contract manufacturing. In 2010, based on preliminary feedback received from potential customers, we expect to sell 24,000 units of the bicycle CVT, and increase product sales revenue.

Related-party revenues of $399,000 were recognized for the first time during the nine months ended September 30, 2009, because of support services and engineering services provided to Viryd subsequent to the December 18, 2008 spin-off of Viryd.

Cost of revenues

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)

Cost of product sales	$626	$4,683	$4,057	648%
Cost of license fees and royalties	368	–	(368)	(100)%
Cost of engineering services	440	37	(403)	(92)%
Cost of related party revenues	–	511	511	N/A
Cost of other revenues	23	–	(23)	(100)%

Total cost of revenues	$1,457	$5,231	$3,774	259%

Total cost of revenues for the nine months ended September 30, 2009 increased by $3,774,000, or 259%, compared to the nine months ended September 30, 2008.

The increase of $3,774,000 was primarily due to a $4,057,000 increase in cost of product sales of the bicycle CVTs. In March 2008, we transitioned from a licensing business model for the bicycle CVT to a manufacturing model that outsources physical manufacturing to a contract manufacturer. We purchased manufacturing line equipment and intangible assets from ATC that included trade secrets and manufacturing processes for $3,952,000 and $700,000, respectively, for use to manufacture the N171. We delivered the manufacturing line equipment to MTD for the manufacture of bicycle CVTs. However, during the nine months ended September 30, 2009, events and changes in circumstances led us to believe that the carrying amounts of those tangible and intangible assets may not be recoverable. In addition, as of September 30, 2009, unresolved negotiations about product cost and unstable production levels between the Company and MTD caused us to doubt whether the contractual relationship would continue and whether the carrying value of the tangible and intangible assets would be recovered before the end of their previously estimated useful life. As a result, we determined that the undiscounted cash flows were less than the carrying value of the assets and performed a test to assess the fair value of the CVT machinery and equipment and related intangibles. We utilized the market approach to estimate fair value of the machinery and equipment. The fair value indicated by this approach resulted in an estimated impairment of $1,537,000. We also determined that the associated trade secrets and manufacturing processes used by MTD were obsolete due to the decision to cease production of the related product to which it was associated before the end of its previously estimated useful life. Accordingly, during the nine months ended September 30, 2009, we recorded a $490,000 impairment loss on the write-down of the intangible assets.

The increase in cost of product sales was also due to the $430,000 of lower of cost or market charge incurred during the nine months ended September 30, 2009. This charge was the result of the unit cost of the N171 model of the bicycle CVT being higher than the sales price, and as a result, we recorded a lower of cost or market charge relating to the inventory on hand.

Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the next generation bicycle CVT, the N360, will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT. As the N360 will launch in 2010, we recorded an obsolescence charge of $336,000 for the nine months ended September 30, 2009, for the inventory of the previous N171 bicycle CVTs on hand. Depreciation of manufacturing equipment increased by $264,000, or 77%, compared to the nine months ended September 30, 2008. We estimated and recorded a warranty expense reserve of $11,000 during the period of nine months ended September 30, 2008, for potential product returns. We did not reserve additional warranty expense reserve during nine months ended 2009 because the sales volume was low and we believe the warranty reserve balance as of September 30, 2009 is adequate. The remaining increase in cost of product sales in the nine months ended September 30, 2009 was due to a full nine month period of selling the bicycle CVTs via contract manufacturing.

Cost of related-party revenues of $511,000 was recognized for the first time during the nine months ended September 30, 2009, for support services and engineering services that we provided to Viryd. The engineering services that we provided to Viryd during the first nine months of 2009 were to design and develop a NuVinci CVT for the small wind turbine end market. The NuVinci CVT that we are designing and developing for Viryd can also be used by other potential customers in industries outside of the wind turbine end market. We can either license or arrange contract manufacturing for the same-size NuVinci CVT for other end markets. We incurred higher development costs for the NuVinci CVT for Viryd than expected resulting in a negative gross margin for the engineering services that we provided to Viryd.

Cost of engineering services for the nine months ended September 30, 2009 decreased by $403,000, or 92%, compared to the nine months ended September 30, 2008. The decrease was due to the decline in engineering services provided during the first nine months of 2009.

Costs of license fees and royalties for the nine months ended September 30, 2009 decreased by $368,000, or 100%, compared to the nine months ended September 30, 2008. This was the result of the termination of the manufacturing license agreement with a NuVinci bicycle CVT manufacturer (ATC) in February, 2008. Under the manufacturing license agreement, we provided engineering support to the manufacturer as it commenced production of our bicycle CVTs.

Operating expenses

Research and development

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)
Research and development	$4,004	$3,890	$(114)	(3)%

Research and development expense for the nine months ended September 30, 2009, decreased by $114,000, or 3%, compared to the nine months ended September 30, 2008.

Prior to the spin-off of Viryd in December 2008, we consolidated Viryd’s research and development expenses. Included in the $4,004,000 of research and development expense incurred during the nine months ended September 30, 2008, is $1,008,000 of research and development expense incurred by Viryd to develop the NuVinci CVTs for the small wind turbine end market.

Excluding Viryd’s research and development costs from the nine months ended September 30, 2008, our development expense for the nine months ended September 30, 2009 increased by $894,000, or 30%. The increase was primarily due to the $808,000 of development labor costs incurred during the nine months ended September 30, 2008, which were costs associated with license fees and engineering services revenue. In the nine months ended September 30, 2009, those development labor costs were incurred as part of our internal continuous development of the next generation of the NuVinci bicycle CVT, as well as supporting the bicycle CVT that is currently being sold in the market. Our engineering team also devoted some development efforts to improve and explore opportunities for the core NuVinci technology in the automotive accessory drives end market. Engineering consulting expense for the nine months ended September 30, 2009 increased by $100,000, or 106%, compared to the nine months ended September 30, 2008.

Selling, general and administrative expense

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)
Selling, general and administrative	$3,037	$3,476	$439	14%

Selling, general and administrative expense for the nine months ended September 30, 2009, increased by $439,000, or 14%, compared to the nine months ended September 30, 2008.

This increase of $439,000 was primarily from adding two administrative staff employees and two European sales contractors to support our infrastructure as an outsourced manufacturer. Salaries and payroll related expenses increased by $173,000, or 14%. We recorded stock compensation expense of $103,000 during the nine months ended September 30, 2008 compared to $221,000 during the nine months ended September 30, 2009. In the nine months ended September 30, 2009, general business, sales and marketing consulting expense increased by $249,000, or 65%, and trade show, advertising and marketing expense increased by $53,000, or 52%. These increases were offset by a $134,000 decrease in the first nine months of September 30, 2009 because of the spin-off of Viryd in December 2008.

Interest income (expense)

Interest and dividend income

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)
Interest and dividend income	$111	$82	$(29)	(26)%

Interest and dividend income for the nine months ended September 30, 2009, decreased by $29,000, or 26%, compared to the nine months ended September 30, 2008.

The decrease of $29,000 was attributable to lower interest rates on certificates of deposit, money market funds, auction preferred rate securities and checking accounts during the nine months ended September 30, 2009. The average rate for certificates of deposit that we invested was 3.59% for 2008 and 1.03% for 2009. The decrease in interest rate was due to the financial market condition as well as the shorter term investments that we invested. The average rate for money market funds was 2.08% for 2008 and 0.02% for 2009. The average rate for auction rate securities was 3.68% for 2008 and 1.54% for 2009. The average rate for the checking account was 1.68% for 2008 and 0.10% for 2009. Our average cash, cash equivalents, and short-term investments balance for the nine months ended September 30, 2008 was $6,347,000 compared to $11,619,000 for the nine months ended September 30, 2009. The increase in average cash, cash equivalents, and short-term investments balance during the nine months ended September 30, 2009, was due to $20,594,000 in cash proceeds from the Series D Preferred Stock financing that closed in December 2008.

Interest expense

	Nine Months
	Ended September 30,		Increase	Percentage
	2008	2009	(Decrease)	Change
	(Unaudited)
	($ in thousands)
Interest expense	$425	$78	$(347)	(82)%

Interest expense for the nine months ended September 30, 2009 decreased by $347,000, or 82%, compared to the nine months ended September 30, 2008.

The decrease of $347,000 in interest expense was due to financing activities in 2008. During the nine months ended September 30, 2008, we recorded $119,000 of interest expense in connection with the $4,618,000 convertible unsecured promissory note dated August 8, 2008. We also recorded a non-cash interest expense of $169,000 during the nine months ended September 30, 2008 for the value of the detachable warrants that were associated with the $4,618,000 convertible unsecured promissory note. Included in interest expense for the nine months ended September 30, 2008, was $74,000 of interest expense related to an April 2008, promissory note for $1,952,000. The remaining interest expense recorded in 2008 was related to the $2,000,000 outstanding balance on the line of credit that was drawn down on April 2, 2008. We drew down on the line of credit and issued a promissory note in 2008 in order to purchase the manufacturing assets from our former bicycle CVT manufacturer (ACT). We paid off the promissory note and accrued interest in December 2008.

Interest expense incurred for the nine months ended September 30, 2009 is primarily from the $2,000,000 outstanding balance on the line of credit that was drawn down on April 2, 2008.

Comparison of the Years Ended December 31, 2007 and 2008

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Revenues:
Product sales	$–	$320	$320	N/A
License fees and royalties	295	914	619	210%
Engineering services	327	998	671	205%
Related party revenues	–	19	19	N/A
Other	92	32	(60)	(65)%

Total revenues	714	2,283	1,569	220%

Cost of revenues:
Cost of product sales	–	1,158	1,158	N/A
Cost of license fees and royalties	1,005	368	(637)	(63)%
Cost of engineering services	822	488	(334)	(41)%
Cost of related party revenues	–	11	11	N/A
Cost of other revenues	65	23	(42)	(65)%

Total cost of revenues	1,892	2,048	156	8%

Gross (loss) profit	(1,178)	235	1,413	120%

Operating expenses:
Research and development	2,985	5,939	2,954	99%
Selling, general and administrative	2,842	4,382	1,540	54%

Total operating expenses	5,827	10,321	4,494	77%

Operating loss	(7,005)	(10,086)	(3,081)	(44)%

Other income (expense):
Interest and dividend income	447	127	(320)	(72)%
Interest expense	–	(597)	(597)	N/A

Total other income (expense)	447	(470)	(917)	(205)%

Net loss	$(6,558)	$(10,556)	$(3,998)	61%

Revenues

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Product sales	$–	$320	$320	N/A
License fees and royalties	295	914	619	210%
Engineering services	327	998	671	205%
Related party revenues	–	19	19	N/A
Other	92	32	(60)	(65)%

Total revenues	$714	$2,283	$1,569	220%

Total revenues for the year ended December 31, 2008 increased by $1,569,000, or 220%, compared to the year ended December 31, 2007.

This increase of $1,569,000 was primarily a result of a $619,000 increase in license fees and royalties and a $671,000 increase in engineering services. The majority of the $998,000 engineering services revenue earned in 2008 was from agreements signed in 2007 with various manufacturers and OEMs. We recognize engineering services revenue when we have completed our services and met certain pre-determined development milestones under the engineering services agreements. In 2007, we recognized revenue for one engineering service project, compared to 2008, when we recognized engineering services revenue from four different projects.

In 2008, we recorded $733,000 of license fee revenue when our manufacturing license agreement with ATC terminated in February, 2008. Per our manufacturing license agreement, ATC paid us $50,000 in May 2005 and $950,000 in August 2006, for a total $1,000,000 nonrefundable license fee. We were recognizing that license fee over a period of five years. When the manufacturing license agreement terminated, $733,000 of unrecognized license fee was recognized immediately. In 2008, we also recorded $107,000 fee from Valvoline for a trademark license. The remaining license fees of $12,000 that were recognized in 2008 were from OEMs, and royalties of $59,000 and $3,000 recognized in 2008 were from the sale of NuVinci bicycle CVTs by ATC and for fluid sales by Valvoline, respectively.

We started to earn product sales revenue when we began the contract manufacturing arrangement for the NuVinci bicycle CVT after March 2008. Production of the NuVinci bicycle CVT was launched in January, 2007, by ATC under a manufacturing license agreement. We received royalties from ATC for all bicycle CVTs it sold from January 2007 through February 2008. In March 2008, we began outsourcing physical manufacturing to a contract manufacturer, started selling the NuVinci bicycle CVTs directly to OEMs and distributors, and recorded product sales revenue for the first time. Total product sales recorded in 2008 was $320,000.

Other revenue decreased by $60,000, or 65%, in 2008, compared to 2007, because of the termination of the license agreement with ATC in February 2008. The majority of the other revenue in 2007 was from miscellaneous parts and services sold to ATC.

We earned $19,000 of related-party revenues from the support services and engineering services provided to Viryd subsequent to the December 18, 2008 spin-off of Viryd.

Cost of revenues

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Cost of product sales	$–	$1,158	$1,158	N/A
Cost of license fees and royalties	1,005	368	(637)	(63)%
Cost of engineering services	822	488	(334)	(41)%
Cost of related party revenues	–	11	11	N/A
Cost of other revenues	65	23	(42)	(65)%

Total cost of revenues	$1,892	$2,048	$156	8%

Total cost of revenues for the year ended December 31, 2008 increased by $156,000, or 8%, compared to the year ended December 31, 2007.

The increase of $156,000 was primarily due to the $1,158,000 increase in cost of product sales. The increase was offset by the decrease of $637,000 and $334,000 in cost of license fees and royalties and cost of engineering services, respectively. Production of the NuVinci bicycle CVT was launched in January 2007, by ATC under a manufacturing license agreement. We received royalties from ATC for all bicycle CVTs it sold from January 2007 through February 2008, and did not incur any cost of product sales. In March 2008, we transitioned from a licensing business model for the bicycle CVT to a manufacturing model that outsources physical manufacturing to a contract manufacturer. At that time, we started selling the NuVinci bicycle CVTs directly to OEMs and distributors and recorded related cost of product sales. In addition to the cost of the N171 bicycle CVTs we purchased from our contract manufacturer (MTD), included in cost of product sales were $680,000 of depreciation expense of the manufacturing equipment we purchased from ATC and $16,000 of warranty reserve expense. Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the N360 will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT.

Cost of license fees was from the engineering support we were required to provide to ATC. According to the terms of the manufacturing license agreement, we were to provide engineering support to ATC for a period of time while it commercialized the NuVinci bicycle CVTs. In order for us to successfully launch the first commercial product, we provided as much engineering support as reasonably necessary for that manufacturer to develop and sell the bicycle CVTs. Because of a long lead and unstable component supply base, we provided more engineering support than expected and incurred a negative gross margin from the license fees. We terminated the manufacturing license agreement with ATC in February 2008. In 2008, we recognized $368,000 of cost of license fees associated with the manufacturing license agreement.

The majority of the engineering services revenues earned and expenses incurred in 2007 was from services provided to ATC in support of ATC’s intent to develop the NuVinci technology for a high-powered application, such as automobile primary transmissions. We were willing to provide engineering services for this project at a negative gross margin because it was an opportunity to demonstrate the NuVinci technology in an application beyond bicycle. In 2007, this engineering services project required many more engineering hours than the other engineering projects in 2008. Commercializing the automobile primary transmission would require extensive capital, development and testing over a period of several years. When we terminated the relationship with ATC in February 2008, we considered the costs, barriers to entry and opportunity for this application. Following these deliberations, we chose not to proceed with the project further, choosing instead to focus our resources on the development and commercialization of other near-term revenue opportunities that require significantly less capital, such as products for the automotive accessory drive end market. Notwithstanding this decision, as a result of our development work under the engineering services agreement with ATC, we were able to apply for various patents relating to automobile primary transmissions and we build a fully demonstrable working prototype with performance test results should we choose to pursue the project at a later date. We may license the technology for this application to a manufacturer or OEM in the automotive industry and sign additional engineering services agreements to further develop and test the automobile primary transmission.

The majority of the other revenue in 2007 was from miscellaneous parts and services sold to ATC. Cost of other revenue decreased in 2008 because of the termination of the relationship with ATC in February 2008.

Operating expenses

Research and development

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Research and development	$2,985	$5,939	$2,954	99%

Research and development expense for the year ended December 31, 2008 increased by $2,954,000, or 99%, compared to the year ended December 31, 2007.

The increase of $2,954,000 was primarily due to an increase in research and development activities by Viryd. Viryd’s research and development was $133,000 and $1,385,000 during the years ended December 31, 2007 and 2008, respectively. Viryd had one employee (Vice President of Engineering) at the end of July, 2007. As of December 31, 2007 and 2008, Viryd increased its headcount (all engineers) to three and five, respectively. Excluding the increase from Viryd’s activities, the increase in our development expense for the year ended December 31, 2008, was $1,702,000, or 60%, compared to the year ended December 31, 2007. In 2007, $1,827,000 of development labor costs were incurred as cost of license fees and cost of engineering services revenue. In 2008, $971,000 of those development labor costs were incurred as part of our internal continuous development of the next generation of the NuVinci bicycle CVT, as well as supporting the bicycle CVT that is currently being sold in the market. Our engineering team also devoted some development efforts to improve and explore opportunities for our NuVinci technology in the automotive accessory drive end market. Total engineering salaries and payroll related expenses increased by $612,000 in 2008, compared to 2007. We increased the size of our engineering staff by five in 2007 and an additional five engineers in 2008. Rent, utilities and related expenses for the year ended December 31, 2008 increased by $168,000, compared to the year ended December 31, 2007 as we leased additional space to accommodate additional test stands and work space.

Selling, general and administrative expense

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Selling, general and administrative	$2,842	$4,382	$1,540	54%

Selling, general and administrative expense for the year ended December 31, 2008, increased by $1,540,000, or 54%, compared to the year ended December 31, 2007.

Included in total selling, general and administrative expense in 2007 and 2008 were Viryd’s activities of $108,000 and $280,000, respectively. Excluding Viryd’s activities, our selling, general and administrative expenses for the year ended December 31, 2008 increased by $1,368,000, or 50%, compared to the year ended December 31, 2007. The increase was primarily due to costs incurred as part of becoming a manufacturer in March, 2008. Total advertising, marketing, and trade show expenses increased by $387,000, salaries, bonuses and payroll related expenses increased by $335,000, business and marketing consulting expenses increased by $383,000, legal expenses increased by $191,000, and office, insurance, travel related, and other administrative expenses increased by $160,000. We added three employees in selling, general, and administrative in 2007 and two more employees in 2008.

Interest income (expense)

Interest and dividend income

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Interest and dividend income	$447	$127	$(320)	(72)%

Interest and dividend income for the year ended December 31, 2008 decreased by $320,000, or 72%, compared to the year ended December 31, 2007.

The decrease of $320,000 was attributable to lower average cash, cash equivalents, and short-term investment balances during the year ended December 31, 2008. Prior to the closing of the sale of Series D Preferred Stock on December 18, 2008, our average cash, cash equivalents, and short-term investment balances in 2008 was $6,347,000. During 2007, the average cash, cash equivalents, and short-term investment cash balances was $8,891,000. In addition, due to lower cash balances during the first half of 2008, we primarily invested our cash in money-market and certificate of deposits with shorter terms such as thirty days. In 2007, we invested our excess cash in longer term certificate of deposits and thus earned higher yields.

Interest expense

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Interest expense	$–	$597	$597	N/A

We recognized interest expense for the first time in 2008 in the amount of $597,000.

Beginning in March 2008, we received proceeds from bridge loans in the amount of $4,618,000 and effective August 8, 2008 entered into a Convertible Note and Warrant Purchase Agreement and issued Convertible Unsecured Promissory Notes, with interest at an annual rate of 6%, and detachable warrants to purchase a certain number of shares in new securities (Series D Preferred Stock) equal to 20% of the original principal amount of the applicable Notes. We recorded approximately $180,000 of interest expense incurred from these Notes from the effective date to December 18, 2008, when they were converted into Series D Preferred Stock. We also recorded a non-cash interest expense of $261,000 for the value of the detachable warrants and beneficial conversion feature that were associated with the $4,618,000 promissory note.

We recorded $98,000 of interest that was attributable to a note payable by us in April 2008 in the amount of $1,952,000, with an interest rate of 8% per annum, to purchase an assembly line from ATC so that we could become an outsourced manufacturer. We paid the note in full in December 2008. In consideration of prepayment, the interest rate on the note was amended to 7% per annum. The remaining interest expense was incurred from the outstanding $2,000,000 balance of the note drawn from the line of credit in April 2008. As of December 31, 2008, a balance of $2,000,000 remains outstanding.

Comparison of the Years Ended December 31, 2006 and 2007

	Year Ended
	December 31,		Increase	Percentage
	2006	2007	(Decrease)	Change
	($ in thousands)

Revenues:
License fees and royalties	$97	$295	$198	204%
Engineering services	–	327	327	N/A
Other	–	92	92	N/A

Total revenues	97	714	617	636%

Cost of revenues:
Cost of license fees and royalties	283	1,005	722	255%
Cost of engineering services	–	822	822	N/A
Cost of other revenues	–	65	65	N/A

Total cost of revenues	283	1,892	1,609	569%

Gross (loss) profit	(186)	(1,178)	(992)	(533)%

Operating expenses:
Research and development	4,120	2,985	(1,135)	(28)%
Selling, general and administrative	2,438	2,842	404	17%

Total operating expenses	6,558	5,827	(731)	(11)%

Operating loss	(6,744)	(7,005)	(261)	(4)%

Other income (expense):
Interest and dividend income	490	447	(43)	(9)%

Total other income (expense)	490	447	(43)	(9)%

Net loss	$(6,254)	$(6,558)	$(304)	5%

Revenues

	Year Ended
	December 31,		Increase	Percentage
	2006	2007	(Decrease)	Change
	($ in thousands)

License fees and royalties	$97	$295	$198	204%
Engineering services	–	327	327	N/A
Other	–	92	92	N/A

Total revenues	$97	$714	$617	636%

Total revenues for the year ended December 31, 2007 increased by $617,000, or 636%, compared to the year ended December 31, 2006.

The increase of $617,000 was primarily due to a $327,000 increase in engineering services revenue. The majority of the engineering services revenues earned in 2007 were from services provided to ATC in support of ATC’s intent to develop the NuVinci technology for automobile primary transmissions.

In 2007, we recorded a $200,000 manufacturing license fee from ATC and a $21,000 trademark license fee from Valvoline. Production of the NuVinci bicycle CVT was launched in January, 2007, by ATC under a manufacturing license agreement. We received royalties from ATC for all bicycle CVTs it sold from January, through February 2008, and did not incur any cost of product sales. In 2007, we recorded $57,000 in royalties from ATC. In 2006, we recorded $67,000 of manufacturing license fees from ATC and $21,000 of trademark license fees from Valvoline.

The majority of the other revenue in 2007 was from miscellaneous parts and services sold to ATC.

Cost of revenues

	Year Ended
	December 31,		Increase	Percentage
	2006	2007	(Decrease)	Change
	($ in thousands)

Cost of license fees and royalties	$283	$1,005	$722	255%
Cost of engineering services	–	822	822	N/A
Cost of other revenues	–	65	65	N/A

Total cost of revenues	$283	$1,892	$1,609	569%

Total cost of revenues for the year ended December 31, 2007 increased by $1,609,000, or 569%, compared to the year ended December 31, 2006.

The increase of $1,609,000 was primarily due to the increase in the cost of engineering services and cost of license fees. The increase of $722,000 in cost of license fees was from the engineering support we were required to provide to ATC. According to the terms of the manufacturing license agreement, we were required to provide engineering support to ATC as it commenced production of our NuVinci bicycle CVTs. In order for us to successfully launch the first commercial product, we provided as much engineering support as reasonably necessary for the manufacturer to develop and sell the bicycle CVTs. Because of a long lead and unstable component supply base when the bicycle CVT was first manufactured, we provided more engineering support than expected and incurred a negative gross margin from the license fees. We terminated the manufacturing license agreement with ATC in February 2008.

The majority of the engineering services expenses incurred in 2007 was from services provided to ATC in support of ATC’s intent to develop the NuVinci technology for automobile primary transmissions. We were willing to provide engineering services for this project at a negative gross margin because it was an opportunity to demonstrate the NuVinci technology in an application beyond the bicycle. In 2007, this engineering services project required many more engineering hours than the other engineering projects in 2008. Commercializing the automobile primary transmission would have required extensive capital and development and testing over a period of several years. When we terminated the relationship with ATC in February, 2008, we considered the costs, barriers to entry and opportunity for this application. Following these deliberations, we made the decision not to proceed with the project further and instead focused our resources on the development and commercialization of other near-term revenue opportunities that require significantly less capital.

Cost of revenue in 2007 was from miscellaneous parts and services sold to ATC.

Operating expenses

Research and development

	Year Ended
	December 31,		Increase	Percentage
	2006	2007	(Decrease)	Change
	($ in thousands)

Research and development	$4,120	$2,985	$(1,135)	(28)%

Research and development expenses for the year ended December 31, 2007 decreased by $1,135,000, or 28%, compared to the year ended December 31, 2006.

The decrease of $1,135,000 was primarily related to the shifting of engineering resources to focus on supporting ATC in the manufacturing of bicycle CVTs. In 2006, $283,000 of engineering development labor costs were incurred as cost of license fees earned from ATC while $4,120,000 of engineering development labor and other costs were incurred as part of our internal continuous development of the NuVinci bicycle CVT and core technology. In 2007, $1,892,000 of development labor costs were recorded as cost of license fees, engineering services, and other revenue earned from ATC as they were related to the license fee revenue, engineering services revenue and other revenue. This resulted in a net decrease of development expenses of $1,609,000 in 2007, compared to 2006. The decrease was offset by an increase of $275,000 in salaries and payroll related expenses from the addition of four new engineers in 2006 and an additional five more in 2007. Included in the $2,985,000 of research and development expenses in 2007 was $133,000 of research and development costs from Viryd. Viryd hired its first employee, Vice President of Engineering, in July 2007, and by December 31, 2007, Viryd’s headcount had increased to three engineers.

Selling, general and administrative expenses

	Year Ended
	December 31,		Increase	Percentage
	2006	2007	(Decrease)	Change
	($ in thousands)

Selling, general and administrative	$2,438	$2,842	$404	17%

Selling, general and administrative expense for the year ended December 31, 2007 increased by $404,000, or 17%, compared to the year ended December 31, 2006.

The increase of $404,000 was primarily due to the increase of $174,000 in salaries and payroll related costs from the addition of one employee in 2006 and three more in 2007, as well as salary increases for existing employees. There were also increases of $108,000 of Viryd administrative costs, $80,000 in legal and accounting expenses, and $42,000 in rent expense as a result of additional personnel and administrative costs required to support our continued growth.

Interest income (expense)

Interest and dividend income

	Year Ended
	December 31,		Increase	Percentage
	2006	2007	(Decrease)	Change
	($ in thousands)

Interest and dividend income	$490	$447	$(43)	(9)%

Interest and dividend income for the year ended December 31, 2007 decreased by $43,000, or 9%, compared to the year ended December 31, 2006.

The decrease of $43,000 was attributable to lower average cash, cash equivalents, and short-term investment balances during the year ended December 31, 2007 as compared to the year ended December 31, 2006. The average cash balance in 2006 was approximately $11,000,000 and in 2007 was approximately $8,000,000.

Liquidity and Capital Resources

Overview

We have incurred losses since our inception on December 11, 2000 and we have accumulated a deficit. We anticipate that we will continue to incur losses until we launch our N360 CVT and commercialize our technology in other end market applications. We expect to begin manufacturing and selling our N360 and our product for the small wind turbine end market in 2010. We expect to begin manufacturing and selling our products for the automotive accessory drives, electric vehicles, and lawn care equipment end markets in 2011.

We expect that as we grow our business, we will need additional capital to fund our growth and to commercialize new products. We may obtain additional capital from:

•	Internally generated funds;

•	Equity, debt financings and borrowings on our line of credit; and

•	Collaborations such as joint development or joint ventures.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and investments, together with interest thereon, will be sufficient to fund our current operations and product development plan until we reach positive cash flow from operations. However, if we choose to develop additional products outside of our current plan or if we choose to make any strategic investments outside of our current plan, we may need additional funds. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. While we intend to pay off our existing line of credit with the proceeds from the offering, we may choose to maintain a line of credit for capital requirements. If we are unable to raise sufficient additional capital, we may need to substantially curtail our planned operations and revise our new product development plan. In addition, if we are unable to raise capital from this offering, we would raise capital through a private equity round from our existing and new investors, and believe we would be able to raise enough capital to continue operations for at least twelve months.

Since 2000, we have funded our operations primarily through the private placement of approximately $55 million in the aggregate of our equity securities. We have also financed our business through cash generated from our operations and by borrowing cash under our line of credit or other third party sources. To date, we have invested significant resources developing products for a selected set of end markets. We have also invested in the development and protection of intellectual property resulting in a worldwide portfolio of 155 patents (including validated countries) and 208 patent applications as of December 31, 2009. We will continue to invest in developing and commercializing the NuVinci CVTs for the automotive accessory drives, electric vehicles, bicycle, lawn care equipment and small wind turbine end markets.

As of September 30, 2009, we had cash, cash equivalents, and short-investments of approximately $8.3 million and $3.0 million available on our line of credit. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in cash, money market accounts, and certificates of deposit.

On November 16, 2009, we sold 10,020,040 shares of Series D preferred stock for $4.0 million.

Recent Transactions Affecting our Liquidity and Capital Resources

In 2008, during the global credit and economic crisis, it was expensive for us to raise private capital. In order to purchase the manufacturing tangible and intangible assets from ATC in February 2008, we drew $2.0 million from our $5.0 million line of credit and issued a promissory note for $1.9 million. Collateral for the line of credit consists of the personal guarantee of a stockholder and director of our company. In December 2009, we issued a warrant to purchase 3,100,753 shares of common stock at a price of $0.3992 in exchange for the personal guarantee of our line of credit.

Beginning in March, 2008, we received proceeds from bridge loans from existing and new private investors in the amount of $4.6 million and effective August, 2008, entered into a Convertible Note and Warrant Purchase Agreement and issued Convertible Unsecured Promissory Notes with interest at an annual rate of 6%, and detachable warrants to purchase a certain number of shares in new securities (Series D Preferred Stock) equal to 20% of the original principal amount of the applicable Notes. The bridge loans provided us the capital required to continue operations until we closed the Series D Preferred Stock financing in December, 2008.

In December 2008, we were able to close a private placement of new securities and issued 51,589,191 shares of Series D Preferred Stock, at a price of $0.3992 per share in exchange for gross proceeds of approximately $20.6 million. The principal of the Convertible Note and accrued and unpaid interest of $4.8 million were converted into 12,018,211 shares of Series D Preferred Stock and the detachable warrants were canceled in exchange for 672,050 shares of Viryd Series A Preferred Stock that was held by us. The transaction fees in connection with the Series D Preferred Stock financing include warrants to purchase 2,004,000 shares of common stock at a price of $0.3992.

On December 31, 2008, we paid off the $1.9 million promissory note in full. As of December 31, 2008 and September 30, 2009, we continue to have $2.0 million outstanding under the $5.0 million revolving line of credit.

In November 2009, we raised $4.0 million by issuing 10,020,040 shares of Series D Preferred Stock. The transaction fees included warrants to purchase 112,726 shares of common stock at a price of $0.3992 per share.

Sources and Uses of Cash

At September 30, 2009, we had cash and cash equivalents of $3.5 million, compared to $14.6 million at December 31, 2008, $8.0 million at December 31, 2007 and $3.2 million at December 31, 2006.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	($ in thousands)

Net cash (used in) provided by:
Operating activities	$(4,564)	$(5,860)	$(9,496)	$(7,046)	$(9,391)
Investing activities	(4,034)	8,073	(7,271)	(3,790)	(1,633)
Financing activities	7,621	2,612	23,289	7,120	(7)

Net change in cash	$(977)	$4,825	$6,522	$(3,716)	$(11,031)

Cash Flows from Operating Activities

Cash flows used by operating activities totaled $9.4 million in the nine months ended September 30, 2009, compared to $7.0 million in the nine months ended September 30, 2008. The increase in cash used in operations during the nine months ended September 30, 2009 was due primarily to supporting the infrastructure needed to support contract manufacturing, to build product inventory for future sales and product replacements, if any, and to further develop the core NuVinci technology for our target end markets.

In 2008, cash flows used by operating activities totaled $9.5 million, compared to $5.9 million in 2007. The increase in cash flows used by operating activities was driven primarily by costs associated with becoming a contract manufacturer and development efforts to improve and further develop the core NuVinci technology for the automotive accessory drive and small wind turbine end markets.

In 2007, cash flows used by operating activities totaled $5.9 million, compared to $4.6 million in 2006. The increase in cash flows used by operating activities was driven by the commercialization of the first NuVinci technology application in the bicycle market and to support the further development of the core NuVinci technology.

In January 2010, we signed a manufacturing and supply agreement with Tri Star Group, a manufacturer located in Shanghai, China, to manufacture the next generation bicycle CVT. Under that agreement, we are responsible for certain finished goods, work in process, and raw materials inventory relating to our bicycle CVT that Tri Star has on hand. As long as the manufacturing and supply agreement with Tri Star is effective, we may be required to use working capital to pay for this inventory.

Cash Flows from Investing Activities

Cash flows used in investing activities totaled $1.6 million in the nine months ended September 30, 2009, compared to $3.8 million in the nine months ended September 30, 2008. During the nine months ended September 30, 2009, cash used by investing activities primarily consisted of purchasing investments with excess cash.

In 2008, cash flows used in investing activities totaled $7.3 million, compared to $8.1 million that was provided by investing activities in 2007. In 2008, we primarily used cash to purchase manufacturing equipment, intangible assets and to pay for patent costs. In 2007, proceeds from the sale of investments exceeded cash flows used to purchase investments.

In 2007, cash flows provided by investing activities totaled $8.1 million, compared to $4.0 million that was used in investing activities in 2006. In 2007, proceeds from sale of investments exceeded cash flows used to purchase investments. In 2006, however, cash used to purchase investments exceeded proceeds from sale of investments.

Cash Flows from Financing Activities

Cash flows used in financing activities totaled seven thousand dollars in the nine months ended September 30, 2009, compared to $7.1 million provided by financing activities during the nine months ended September 30, 2008. In the nine months ended September 30, 2008, financing activities included borrowings of the $4.6 million Convertible Unsecured Promissory Notes and borrowings of the $2.0 million on the line of credit. In the nine months ended September 30, 2009, financing activities included repayment of capital lease obligation.

In 2008, cash flows provided by financing activities totaled $23.3 million, compared to $2.6 million in 2007. Cash provided by financing activities in 2008 was primarily from the issuance of Series D Preferred Stock in exchange for gross cash proceeds of $20.6 million and borrowings of $4.6 million Convertible Unsecured Promissory Notes and $2.0 million on the line of credit. The cash inflows were reduced by repayments of $1.9 million note payable, Series D Preferred Stock issuance cost of $1.3 million, and spin-off of Viryd of $0.9 million.

In 2007, cash flows provided by financing activities totaled $2.6 million, compared to $7.6 million in 2006. Cash provided from financing activities in 2007 was primarily from Viryd’s Series A Preferred Stock private equity financing of $2.6 million. In 2006, our cash provided by financing activities was primarily from the issuance of Series C Preferred Stock in exchange for $7.6 million.

Capital Expenditures

Our capital expenditures include machinery and equipment, furniture and fixtures, computer equipment, and leasehold improvements. During the nine months ended September 30, 2008, we paid $2.7 million in cash and issued a promissory note in the amount of $2.0 million to ATC in connection with the purchase of ATC’s manufacturing line equipment. During the nine months ended September 30, 2009, we spent $0.3 million in cash for machinery and equipment. During the nine months ended September 30, 2009, we recorded a $1.5 million impairment loss on the write-down of the manufacturing line equipment for the N171. We measured this impairment loss as the amount by which the carrying amount of the manufacturing line assets exceeds fair value. We utilized the market approach to estimate fair value of the manufacturing line machinery and equipment. The market approach was applied by obtaining quoted market prices for selected similar assets and applying the results to the remaining value of the manufacturing assets. On October 30, 2009, in connection with the early termination of the Manufacturing Supply Agreement, we agreed to transfer the machinery and equipment to MTD. As a result, we recorded an additional $1.5 million loss on disposal of machinery and equipment.

Revolving Line of Credit

At September 30, 2009 and December 31, 2008, we had $2.0 million of borrowings outstanding under our $5.0 million revolving line of credit. At December 31, 2007, we had $0 of borrowings outstanding under our revolving line of credit. As of September 30, 2009 and December 31, 2008, we have $3 million available under the revolving line of credit.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2008:

	Payments by Year
	Total	2009	2010	2011	2012	Thereafter
	($ in thousands)

Contractual Obligations
Operating leases	$744	$305	$308	$108	$23	$–
Equipment capital leases	9	9	–	–	–	–
Debt(1)	2,000	2,000

Total	$2,753	$2,314	$308	$108	$23	$–

(1)	Debt obligation includes short-term debt of $2.0 million of outstanding balance on the line of credit but excludes related interest payments on the revolving line of credit, which has an annual interest at the bank’s prime rate (3.5% at December 31, 2008 and 5.0% at September 30, 2009), or LIBOR plus 2.5% for fixed terms of one to six months for amounts not less than $100,000. Debt obligation also excludes the quarterly unused commitment fee of 0.375% per annum on the average daily unused line of credit.

We had no long-term debt as of September 30, 2009. Our current debt is comprised of $2.0 million drawn on a $5.0 million revolving line of credit that expires on December 31, 2010. Our long-term liabilities include deferred revenue of $0.1 million as of September 30, 2009.

In December 2009, we issued a warrant to purchase 3,100,753 shares of common stock to a director and stockholder in exchange for a personal guarantee of our line of credit. Transaction fees in connection with the December 2008 and November 2009 rounds of Series D Preferred Stock financing include warrants to purchase 2,004,008 and 112,726 shares, respectively, of common stock at a price of $0.3992 per share. The warrants expire seven years from the date of issuance and must be exercised upon this offering.

Qualitative and Quantitative Disclosures About Market Risk

Our cash, cash equivalents, and short-term investments as of September 30, 2009, consisted primarily of cash, money market funds, and certificate of deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

Accounting Restatements

Since inception through December 31, 2008, we elected to value our common stock, options, and warrants by a method not in accordance with GAAP. We had previously determined fair value based on Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. We have since reassessed the fair value of our common stock, through the engagement of a third-party valuation specialist, using methodologies in accordance with GAAP based our total enterprise value, which is defined as the market value of equity plus interest bearing debt less cash and cash equivalents.

We have restated the accompanying consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007, and 2008, to correct the recognition of share-based compensation expense, warrants, and debt discounts. The net effects of the restatement on our financial statements are disclosed in Note 16 to the consolidated financial statements.

In connection with the anticipated filing of the registration statement in connection with our initial public offering, certain expenses as originally reported have been reclassified in the consolidated statements of operations to be consistent with the classifications adopted in 2009, with no net impact on the 2006, 2007, and 2008 reported net loss, stockholders’ equity, and cash flows. These reclassifications allocated certain research and development and selling, general and administrative expenses to cost of revenues expense categories. Revenues were disaggregated into more detailed revenue lines. Stock-based compensation expense and depreciation and amortization were allocated to cost of revenues, research and development, and selling, general and administrative expenses.

Additionally, certain balance sheet reclassifications within current assets have been made, including consolidating a nominal interest receivable amount into prepaid expenses and other current assets, as well as reclassing certain certificates of deposit out of cash and cash equivalents and into short-term investments based on their original maturity dates. Reclassifications between liability accounts have also been made to properly classify long-term liabilities, such as reclassing deferred rent and deferred revenue to long-term liabilities based on their long-term nature.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements included in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Revenue recognition

Product sales—The Company’s product sales primarily consist of NuVinci CVTs. The Company recognizes revenue upon delivery of the product, provided that (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured. The Company’s sales terms provide no right of return. The Company offers a standard six-year warranty on the first generation bicycle CVT.

License fees and royalties—License fee revenue is recognized when the intellectual property is physically delivered, the license term commences, and there are no future performance obligations or requirements. When the Company is obligated to provide development during the license term, license fee revenue is deferred and recognized over the term of the contract or the remaining estimated period of continuing involvement, whichever is longer. Nonrefundable, lump sum license fees are recognized as revenues upon receipt when there is no future performance obligation and when the earnings process is culminated. The Company recognizes royalty revenues from licensed products when earned in accordance with the terms of the license agreements.

Engineering services—The Company performs third party research and development activities, which are typically provided on a time and materials basis. Revenue for research and development is recorded as performance progresses under the applicable agreement. Revenues for engineering services derived from nonrefundable research and development payments are recognized when the milestone is reached, provided the payment associated with the milestone is commensurate with either the effort required to achieve the milestone or the enhancement of value of the delivered items as a result of achievement of the milestone. Where the milestone payment relates to the remaining deliverables, revenues are deferred to the date milestones are considered to be substantive.

Related party revenues—Related party revenues include support services provided to Viryd, which are recognized monthly as services are provided.

Other revenue—The Company recognizes other revenue upon delivery of miscellaneous parts and raw materials to customers, similar to product sales.

Inventory

All items in inventory are finished goods and are stated at the lower of cost, determined on a first-in-first-out basis, or market. The Company regularly reviews inventory quantities on-hand and adjusts inventory values for excess and obsolete inventory based on overall inventory levels, the current and projected sales levels for such products, the projected markets for such products, and the overall projected demand for products once the next generation of products is scheduled for release. The inventory balance is current and has been adjusted to net realizable value using management’s best estimates of future use as of December 31, 2008 and September 30, 2009 (unaudited). The Company recognized a write-down of inventory from cost to market in cost of product sales in the accompanying consolidated statements of operations of $3,000 during the year ended December 31, 2008 and $430,000 for the nine months ended September 30, 2009 (unaudited), as well as a $336,000 write-down for obsolescence during the nine months ended September 30, 2009 (unaudited). There was no inventory balance as of December 31, 2007.

Evaluation of long-lived assets

The Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists for the years ended December 31, 2006, 2007, and 2008 and the nine months ended September 30, 2008. During the nine months ended September 30, 2009 (unaudited), we recognized a write-down of $1,537,000 on manufacturing equipment that we acquired from ATC in February 2008 and placed in MTD’s manufacturing facility. In addition, in February 2008, when we terminated our manufacturing license agreement with ATC to become a manufacture through a contract manufacturing agreement with MTD, we also acquired trade secrets and manufacturing process intangible assets relating to the manufacturing of the bicycle CVT. During the nine months ended September 30, 2009, we recognized a write-down of such intangible asset.

Share-based compensation

On January 1, 2006, we adopted the provisions of ASC Topic 718, Compensation — Stock-Compensation, which requires us to measure all share-based compensation arrangements using a fair value method and to record the expense in our consolidated financial statements over the requisite service period.

Total share-based compensation expense recognized in the statements of operations during the years ended December 31, 2006, 2007, and 2008, and the nine months ended September 30, 2008 and 2009 is as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Cost of revenues	$9	$46	$10	$8	$–
Research and development	58	28	152	31	21
Selling, general, and administrative	250	219	160	103	200

	$317	$293	$322	$142	$221

The fair value of each employee option granted during the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (no options were granted to employees during the year ended December 31, 2008):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008(1)	2008(1)	2009

Expected volatility	70%	60%	N/A	N/A	56% - 63%
Expected dividends	None	None	N/A	N/A	None
Expected term (in years)	5.00	5.82	N/A	N/A	5.25 - 6.04
Risk-free interest rate	5.00%	4.54%	N/A	N/A	2.02% - 2.77%

The fair value of each non-employee option granted during the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (no options were granted to non-employees during the year ended December 31, 2008):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008(1)	2008(1)	2009

Expected volatility	70%	60%	N/A	N/A	61% - 63%
Expected dividends	None	None	N/A	N/A	None
Expected term (in years)	5.00	5.82	N/A	N/A	9.82 - 10.00
Risk-free interest rate	5.00%	4.54%	N/A	N/A	3.07% - 3.48%

Expected volatility—The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on observed comparable companies’ historical common equity volatility for the applicable time periods. For 2009 employee awards, increasing the volatility assumption by 10% to a 61%-68% range or decreasing the volatility assumption by 10% to a 51%-58% would have resulted in an approximately $120,000 ($60,000 increase or $60,000 decrease) or 17% change in fair value. These changes in fair value would have been recognized over the three to four year vesting period of such awards.

Expected term—The Company elected to utilize the “simplified” method to estimate the expected term of stock option grants because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under this approach, the weighted average expected life is presumed to be the average of the vesting term and the contractual term of the option. For 2009 employee awards, increasing the expected term assumption by 10% to 6.05—6.65 years or decreasing the expected term assumption by 10% to 5.25—6.04 years would have resulted in an approximately $69,000 ($33,530 increase or $35,286 decrease) or 9% change in fair value. These changes in fair value would have been recognized over the three to four year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Common stock fair value—For purposes of estimating the fair value of its common stock for stock option grants, the Company reassessed the estimated fair value of its common stock, with the assistance of an unrelated valuation specialist, on selected dates during the years ended December 31, 2004 through December 31, 2008 and during the nine months ended September 30, 2009 (unaudited). Prior to this reassessment, the Company concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to reassessment, the Company determined certain stock options granted during 2004 through 2009 had an exercise price different than the estimated fair value of the common stock at the date of grant. Included in compensation expense is the intrinsic value of stock options issued prior to the adoption of Accounting Standards Codification Topic 718, Compensation — Stock Compensation, that had not yet vested.

The Company’s reassessment was based on a methodology that first estimated the fair value of the Company as a whole, or enterprise value, and then allocated a portion of the enterprise value to its common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the reassessment of fair value relied primarily on the income approach and the market approach to estimate enterprise value. The market approach gave consideration to the total financing amount received, the implied enterprise value of the Company based on the convertible preferred stock transactions, pricing of comparable publicly traded companies, and market-based private company transactions. Pursuant to the guidance under ASC Topic 820, the inputs used in the market approach over the various valuation dates were primarily Level 2 and Level 3 inputs. The income approach incorporated the expectations of future cash flows of the Company as of the valuation dates and market expectations for an estimated discount rate. The inputs used under the income approach were primarily Level 3 inputs with some Level 2 inputs related primarily to the derivation of the estimated appropriate market participant discount rate. Once the enterprise value was established, the Company used a method consistent with the guidance in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the value of the underlying common shares. Specifically, the Company used the Option Pricing Method to determine the fair of the underlying common stock. The Company used these fair value estimates derived from its valuations to determine share-based compensation expense recorded in the consolidated financial statements.

Given the absence of an active market for our common stock, the Company estimated the fair value of our common stock, with assistance from an unrelated valuation specialist, by performing retrospective valuations for the valuation dates prior to 2009 and contemporaneous valuations during 2009. These estimates of the fair value of our common stock were made as of the following dates:

Fair Value
Common Stock Valuation Date	per Share

December 31, 2006	$0.55
June 30, 2007	0.67
December 31, 2007	0.47
December 31, 2008	0.20
August 31, 2009	0.10

The following table sets forth all stock option grants from January 1, 2007 through September 30, 2009:

	Number of
	Options	Exercise	Fair Value
Grant Date	Granted	Price	per Share

April 3, 2007	12,800	$1.30	$0.55
July 13, 2007	300,000	1.30	0.67
September 10, 2007	478,100	1.30	0.67
December 27, 2007	26,500	1.30	0.47
February 8, 2009	6,927,008	0.22	0.20
April 24, 2009	135,500	0.22	0.20
August 26, 2009	192,641	0.22	0.20

In order to determine the fair value of our common stock on the date of grant for purposes of calculating the fair value of our stock option grants under ASC Topic 718, we utilized the most current valuation, primarily obtained on the last day of the fiscal year. If there was a material change in the business or in the business plan, at which time we obtained an independent valuation prior to granting stock options.

Accounting Standards Updates

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. (FIN) 46(R), (codified in ASC Topic 810), which amends the consolidation guidance that applies to variable interest entities (VIE). The amendments will significantly affect the overall consolidation analysis under FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R), to improve financial reporting by enterprises involved with VIE’s and to provide more relevant and reliable information to users of financial statements.

SFAS No. 167 carries forward the scope of FIN 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, Accounting for Transfers of Financial Assets (ASC Topic 860). The principal objectives of these new disclosures are to provide financial statement users with an understanding of:

•	The significant judgments and assumptions made by an enterprise in determining whether it must consolidate a VIE and/or disclose information about its involvement in a VIE;

•	The nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities reported by an enterprise in its statement of financial position, including the carrying amounts of such assets and liabilities;

•	The nature of, and changes in, the risks associated with an enterprise’s involvement with the VIE; and

•	How an enterprise’s involvement with the VIE affects the enterprise’s financial position, financial performance, and cash flows.

SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009 (the Company must adopt the standard as of January 1, 2010). Early adoption is prohibited. Based on the Company’s current evaluation of variable interests under ASC Topic 810, Consolidation, management does not believe the adoption of SFAS No. 167 will have a material impact on the consolidated financial statements.

In October 2009, ASU 2009-13, Multiple-Deliverable Revenue Arrangements, codified the consensus in Emerging Issues Task Force (EITF) Issue 08-1, which supersedes EITF Issue 00-21 (codified in ASC Topic 605-25). The ASU was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under Issue 00-21 and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue-generating activities, except when some or all deliverables in a multiple-deliverable arrangement are within the scope of other, more specific sections of the Codification and other sections of ASC 605 on revenue recognition. Specifically, the ASU addresses the unit of accounting for arrangements involving multiple deliverables. It also addresses how arrangement consideration should be allocated to the separate units of accounting, when applicable. However, guidance on determining when the criteria for revenue recognition are met and on how an entity should recognize revenue for a given unit of accounting are located in other sections of the Codification (e.g., Staff Accounting Bulletin Topic 13). Although the ASU retains the criteria from Issue 00-21 for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under Issue 00-21 that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The final consensus is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this ASU (1) prospectively to new or materially modified arrangements after the Issue’s effective date or (2) retrospectively for all periods presented. The Company does not believe the adoption of ASU 2009-13 will have a material impact on the consolidated financial statements.

Business

Overview

Our NuVinci Technology

We have developed patented transmission technology, sold under the “NuVinci” brand. It is designed to improve the overall efficiency and performance of mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

Our NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of end market applications. A CVT is a transmission that effectively has an infinite number of gear ratios within its range. Our technology is currently available in the global market for bicycle transmissions, where it has been used to replace the rear wheel gear assembly. We are also currently developing applications for a number of other target end markets that we believe to have near term commercial potential. These include accessory drives for automotive air conditioners, alternators and superchargers and primary transmissions for electric vehicles, lawn care equipment and small wind turbines.

As a result of its simple and compact design and its low manufacturing cost, the NuVinci technology is scalable across multiple applications in various industries, which we feel makes it a “platform technology.” We believe that the NuVinci CVT improves overall efficiency, performance and functionality in many existing mechanical systems and, as discussed below, enables new functions not previously possible.

Benefits of our NuVinci Technology

We believe our NuVinci technology provides the following benefits to specific applications in our target markets:

•	Automotive Accessory Drives: Enables accessories to maintain an optimal operating speed, even as engine speed increases or decreases. This is important for vehicle engine accessories such as air conditioners and alternators, because it allows them to provide optimal cooling and electric power, respectively, even when the engine is at its lowest speed. For superchargers, this improves engine performance and facilitates the use of smaller engines, or “engine downsizing,” to reduce fuel consumption and emissions without sacrificing performance.

•	Electric Vehicles: Enhances the commercial potential of electric vehicles by creating mechanical efficiencies that increase vehicle driving range and top speed in typical day to day driving conditions, improved battery life and potentially reducing the need for certain inefficient, high cost power electronics, which would lower manufacturing costs.

•	Bicycles: Optimizes ride experience by providing an unlimited number of speeds between low to high with smooth, seamless shifting throughout so the rider can select the exact pedaling speed the rider desires for any particular riding condition.

•	Lawn Care Equipment: Reduces fuel consumption, emissions and noise of lawn care equipment, while providing the same or improved performance.

•	Small Wind Turbines: Improves the energy capture and improves reliability of small wind turbines, while lowering the cost of the wind turbine and thereby reducing the cost of energy produced.

Our Markets

We believe that, due to its strengths, our NuVinci technology can improve the overall efficiency and performance of mechanical systems that require variation between the speed of a primary drive and the speed required to operate the system, and that our NuVinci technology provides a substantial platform for growth as we seek to commercialize applications in each of our target markets.

To date, we have developed applications for a selected set of end markets that offer the most attractive competitive dynamics and potential for economic returns, namely automotive accessory drives for air conditioners, alternators and superchargers, primary transmissions for electric vehicles and lawn care equipment, drivetrains for the wind power systems markets and rear wheel hubs for bicycles.

To help us adapt our technology to the relevant application and to facilitate market access, we have established commercial relationships with industry leaders in each of our target markets. In the automotive accessory drive market, we are working with a major automotive supplier to develop a supercharger product. In the bicycle market, we have partnered with leading bicycle manufacturers to drive sales of our product. In the electric vehicle market, we have partnered with a strategic automotive industry consultant for market development and consulting services for the Chinese EV market. In the wind and lawn and garden equipment markets we have provided operating licenses to key industry leaders, enabling them to manufacture and distribute our technology, thereby increasing our growth prospects, brand awareness, and short term cash flow.

The applications for our NuVinci technology in each target market are at different stages of development and have different economic prospects. The following table summarizes the competitive advantages of our products, estimated market size, and the stage of development of applications for each of our target end markets:

Table 1: End Markets

Notes:

(1)	Anticipated Product Launch Year refers to the particular year identified that we believe, based on development and planning, a particular product should be launched in the marketplace. We are unable to predict at this stage the particular quarter of any given year in which a product might be launched.

(2)	Not represented is a one time aftermarket opportunity of $1.0 billion.

(3)	Projected addressable annual market opportunity by 2015.

(4)	Launched original version in 2007 and next generation version will be launched in 2010.

(5)	Although this is the currently anticipated product launch date, the precise timing is at the discretion of our licensees.

As we commercialize the end market applications in Table 1, we will address other end market applications that we believe would be well-suited to our NuVinci technology, such as automotive driveline transmission, industrial equipment, and auxiliary power units. We will continue to invest in research and development to develop these applications and to expand into these markets on a commercial basis.

Our Patents and Technology Awards

As of December 31, 2009, we had raised approximately $55 million in financing to develop and commercialize our technology. We have developed a patent portfolio that as of December 31, 2009 consisted of 85 U.S. patents, 61 U.S. pending patent applications, 70 foreign issued patents (including validated countries) and 147 pending foreign patent applications, the oldest of which will run until 2018. Our U.S. patent portfolio was ranked as the #1 patent portfolio in the automotive & transportation industry by The Patent Scorecardtm as reported in the Wall Street Journal on January 13, 2009, ahead of such companies as Denso Corporation, Toyota Motor Corporation, Honda Motor Company Ltd, General Motors Corporation and Ford Motor Company.

Our NuVinci technology has also won several key industry awards including:

•	R&D Magazine’s 2007 R&D 100 Award, awarded by an independent panel of experts and by the editors of R&D magazine recognizing the 100 most technically significant new products of 2007 worldwide.

•	Popular Science’s “Best of What’s New, Grand Award 2007” for the recreational category, honoring innovations that made a positive impact on life.

•	The Dutch bicycle industry’s 2007 FietsVak “Innovation of the Year” award honoring the year’s best new bicycle product.

•	2008 iF Design EUROBIKE Gold Award, one of ten Gold Awards awarded by iF International Forum Design, honoring the best in bicycle design, considered one of the industry’s most prestigious design competitions. In 2008, more than 360 entries from 22 countries competed in 19 categories. The NuVinci CVT and CruiseControllertm, the trade name of the shifter for the bicycle hub, were given a Gold Award with judges citing the excellence of the NuVinci product’s engineering, its simplicity, and its ease of use as major factors in their decision.

•	The Guardian/Cleantech Group’s 2009 Global Cleantech 100 Award. This award reflects the collective opinion of a panel of over 100 cleantech experts and venture capital companies around the world in evaluating companies with the greatest potential to achieve high growth and high market impact.

Our Strengths

Traditional transmission systems are limited to a fixed number of discrete gears and utilize complex shifting mechanisms. CVTs provide a smooth and continuous variation between the speed of the primary drive and the operating speed of the mechanical system or device, from low up through high and any speed in between. In our target end market applications, we believe our NuVinci technology provides many advantages over traditional transmissions and addresses the limitations of other currently available CVTs by offering the following:

•	Improved efficiency and performance. Improves the overall efficiency and performance of existing mechanical systems, reducing the energy required for operation.

•	Adaptable platform technology. Its size, design, packaging and economic attributes enable its use in a variety of end market applications ranging in size from bicycle hubs to utility class wind turbine systems. Many of these end markets are currently employing transmission systems that provide lower overall system efficiency, that are more costly to manufacture, or that are limited to single-speeds due to technical, economic or space constraints.

•	Simple, durable and cost-effective design. Employs a simple design with a small number of components that are relatively simple to produce. This makes the manufacturing of our technology more reliable and less costly than that of other transmissions and results in a more durable product.

•	Pursue new markets and new applications where NuVinci technology has a clear competitive advantage. We will continue to focus our development efforts on applications in end markets where we believe NuVinci technology has competitive advantages over existing transmission system technology as well as markets that do not currently employ a transmission system.

•	Continue to invest in research and development. We believe that our NuVinci technology provides us with a competitive advantage over existing CVTs and traditional gear-based transmissions. We intend to continue investing in research and development to improve and further develop the design of applications in our current end markets and continue developing proprietary technologies for other applications where our technology offers a competitive advantage.

We intend to implement these strategies through:

•	Leverage proven commercialization capabilities from the bicycle market into the development of other markets. We have completed the commercial development of a complete supply chain in the bicycle market. We intend to use this experience to commercialize and apply our NuVinci technology to subsequent end market applications.

•	Partner with industry leaders to adapt and commercialize our products. In each end market application, we intend to develop strategic relationships with industry leaders as development partners and customers. This approach should provide insights into the performance requirements of each market, increase the likelihood of successful commercialization and reduce development costs.

•	Flexible approach to manufacturing. In certain target markets, such as bicycle, EV’s and automotive accessory drives, we intend to engage high quality, cost effective contract manufacturers to make our products. In other target markets, such as wind and lawn and garden equipment, we intend to develop licensee relationships with key manufacturers to maximize our growth and cash flow prospects and further our brand awareness, while effectively managing our capital and human resources.

Our Management

Our senior management team is comprised of industry veterans with a wide range of experience in the development and commercialization of technology and products. Our chief executive officer has over 20 years of automotive-related experience with numerous leadership positions in the automotive business, including president of Visteon Climate Control System Ltd— at the time a subsidiary of Ford— with an established track record of leading and growing successful organizations. Our chief operating officer brings over 30 years of automotive experience in operations, engineering and sales both domestically and internationally including key management roles at General Motors and key automotive suppliers. Our chief technology officer, a fellow of the Society of Automotive Engineers, previously headed the drivetrain group at the Southwest Research Institute in San Antonio, Texas. Our president of the bicycle division has over 20 years of successful sales, product development and business development experience in the automotive industry, both domestically and internationally serving in senior global roles with key suppliers such as Visteon, Federal-Mogul and Echlin Inc.

Company History

We were originally formed on December 11, 2000 as Motion Systems Technologies, LLC, which was subsequently converted into Fallbrook Technologies Inc., a Delaware corporation, on April 13, 2004.

In 2002, we retained an independent design and testing laboratory serving automotive OEMs to conduct a series of tests to verify the potential of our NuVinci technology. The tests helped identify further development targets and indicated that our technology had the potential for use in a number of end market applications including variable speed gearboxes and generally within the automotive industry. We also separately confirmed analytically and then with prototypes our technology’s ability to support the implementation of an infinitely variable transmission (IVT), without additional shafts and gears—a feature we believe to be unique to NuVinci technology among CVTs.

Following these tests, we determined that additional engineering and management expertise was needed to commercialize our technology. In 2004, we hired auto industry veteran Mr. William (Bill) Klehm as President and CEO, converted to a Delaware corporation and changed our name to Fallbrook Technologies Inc. Bill Klehm assembled a team of senior engineers from the transmission field and several managers seasoned in development initiatives. We also accelerated our research and development initiatives resulting in our first manufacturing agreement later in 2004. In 2005, we signed a development agreement and license with Aftermarket Technologies Corp. for the development and manufacturing of our bicycle product.

In 2006, we entered into a number of commercial agreements, including a trademark licensing and development agreement with a transmission fluid manufacturer to design, test and market specialty fluids that improve the performance of the NuVinci CVT, a manufacturing license agreement with Aftermarket Technology Corp. (ATC) for the manufacture of NuVinci CVTs and OEM licensing agreements with Ellsworth International, Inc., Batavus BV, and Currie Technologies to design and market bicycles and electric scooters featuring the NuVinci technology.

On January 3, 2007, the Company formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd) (formerly known as Fallbrook Wind Technology Inc.), a Delaware corporation, for the further development of applications specifically designed for the wind turbine market. On December 18, 2008, we completed a spin-off of Viryd through a pro rata distribution of shares to our stockholders.

In early 2008, in an effort to gain greater control of the manufacturing process, we agreed with ATC to terminate its license agreement and moved to a contract manufacturing platform by entering a manufacturing supply agreement with MTD Products Inc, a manufacturer of outdoor power equipment.

In December 2008, we closed our largest financing round of approximately $25 million from a consortium of private investors and two leading cleantech venture capital firms; NGEN Partners and Dutch investment firm Robeco, a wholly-owned subsidiary of Rabobank Group. In November 2009 we completed a subsequent closing of this same round for approximately $4 million, which included new and existing investors. This investment round followed three previous private investment rounds that in the aggregate provided approximately $55 million in financing for the development and commercialization of our NuVinci technology.

In 2009, we began the process of phasing out production of our existing bicycle product in order to prepare for the launch of our next generation bicycle product. We terminated our manufacturing supply agreement with MTD Products Inc. in October 2009. On January 20, 2010 we signed a supply agreement with Tri Star Group, a company located in Shanghai, for the manufacture of N360, thereby completing a selection process that began in 2008.

Our Technology

Existing Technologies

Heightened concern for the environment and the desire for reduced dependence on fossil fuels have led to an increased demand for vehicles and equipment that operate more energy efficiently, with lower emissions and that provide the same or superior performance. Vehicle and equipment manufacturers continue to look for technological improvements that meet the increasing environmental standards without sacrificing performance. Increased regulatory standards for efficiency and reduced emissions also drive the pursuit of such improvements. For automobiles and other vehicles, improving the operating efficiency of the engine or motor can have the most significant impact on the overall efficiency of the vehicle.

Manufacturers of automobiles, other vehicles and equipment often focus on the transmission as an area in which to achieve such improvements. Transmissions take the operating speed of a motor or engine and convert it to the speed necessary for the operation of the vehicle or equipment. Since there are few instances where the motor or engine operates optimally at the same speed as the vehicle or equipment, transmissions are needed to take the speed of the engine or motor and produce an output speed that meets the operating speed requirements of the vehicle or equipment.

As an example, an automobile with a single gear is almost useless, because if geared low enough to start off or climb a hill, the car would have an unacceptably low top speed. If geared high enough to drive on a freeway, a single gear car would not be functional at startup or unable to climb a hill. In contrast, the same car equipped with a five-speed transmission can stop and start while pulling a trailer over a mountain and it can cruise at high speeds on a freeway. The transmission makes the car functional. In addition, the multi-speed transmission enables the engine to operate more efficiently. For example, automobile engines typically operate most efficiently at a particular engine speed, or RPM. While the transmission is in each discrete gear, the engine must increase its speed from low to high before the car is travelling fast enough to allow a change to the next higher gear. As the engine’s speed increases within each discrete gear, the engine must rev up from a low RPM to a high RPM, thereby moving into and out of its most efficient operating range. In an automobile equipped with a five speed transmission, unless the automobile drives primarily at a fixed speed, the engine typically spends a large amount of driving time outside its most efficient operating speed and consequently the engine wastes energy and creates unnecessary, harmful emissions. By increasing the number of gears in a transmission, it is possible to increase the energy efficiency of the engine.

Unlike conventional transmissions that have a fixed number of gears or output speeds, a continuously variable transmission, or CVT, is a particular type of transmission that has an unlimited number of speed ratios between its high and low limits. This allows the engine or motor to stay within its peak efficiency or peak power operating speed more than the conventional transmission. For example, when used in an automotive transmission, CVTs improve performance by allowing the engine or motor to continuously deliver peak power and torque to the drivetrain while steadily allowing the speed of the car to increase through acceleration. This improves efficiency by allowing the car’s engine to remain in its most efficient speed as the car speeds up or slows down.

Therefore, because of the unlimited number of gears that allow engines to operate at their most efficient or highest power speed, while the speed of the rest of the mechanical system is allowed to vary, the CVT optimizes the overall system efficiency, reduces fuel consumption and emissions, thereby reducing the adverse effects of such mechanical systems on the environment. Besides automobiles, these benefits of CVTs are similarly achievable in many other mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

How Our NuVinci Technology Works

Our NuVinci technology is a CVT that is based on a set of rotating, tilting balls clamped between two rings. Figure 1 illustrates the basic components of the NuVinci CVT technology. As shown in Figure 1, our NuVinci technology has:

•	an input disc, or ring, driven by the motor or engine that is in contact with and drives the balls on one side,

•	a cylindrical support member, or idler, located in the middle of the balls that keeps the balls in their positions around the center of the CVT, and

•	an output disc, or ring, in contact with and driven by the balls that forms, or is connected to, the output of the CVT.

Figure 1 – NuVinci Technology

Torque from an engine, motor or other input source (illustrated in Figure 1 by the lines with arrows going left to right) is transferred through the input disc to the balls via the contact between the balls and the input disc. The torque is then transmitted through the balls, each of which rotates about its own separate axle, and then to the output disc via the contact between the ball and the output disc. The input disc and output disc are clamped onto the balls tightly so that the requisite amount of clamping force is provided for the amount of torque being transmitted. A proprietary transmission fluid that provides traction, and prevents metal to metal contact, between the balls and discs and provides lubrication for bearings and other components.

The speed of the input disc compared to the speed of the output disc, or speed ratio, is controlled by the angle of the ball axles relative to the axis of the transmission. Figure 2 illustrates that by tilting the ball axles, the transmission can be shifted from low to high (as shown left to right), or from high to low, or to any ratio in between. The number of balls used depends on several factors including torque and speed requirements, operational requirements and space considerations, among others.

Figure 2 – Shifting NuVinci Technology

Although we initially developed our NuVinci technology as a new type of CVT, we discovered after further development that the same components of the NuVinci technology could be configured as an IVT capable of forward, reverse and a “powered zero” state, where most other CVTs require extra shafts and gearing. In the “powered zero” state for vehicle main driveline transmissions, the NuVinci IVT will hold the wheels stopped on a vehicle even though the engine is running and the transmission is engaged, such as on a hill at a stop.

NuVinci’s Competitive Advantages

We believe our NuVinci technology provides enhanced performance and improved overall system efficiency for mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system. Considering the pervasive use of mechanical systems, we believe that technologies, such as the NuVinci technology, that deliver improved performance, fuel or energy efficiency or design flexibility combined with reduced emissions should be of interest to consumers and manufacturers in today’s global climate of concern for emissions and efficiency improvement.

Compared to conventional transmissions, our NuVinci CVT offers seamless and continuous transition to any ratio within its range, allowing motors and engines to operate at their most efficient speed thus maximizing overall efficiency, with no jarring or shocks from the shifting process. Consequently, NuVinci technology can improve acceleration and performance while providing system level efficiency improvement over conventional transmissions. Due to its flexible packaging and scalable design, it can enable the commercial use of CVTs in applications not currently using them, such as automotive accessory drives, wind turbines and bicycles.

Although they have a long history, CVTs have varied designs and we believe they have proven difficult or costly to manufacture to date. They have also been too difficult to apply, control or scale to the applications that could benefit from a smooth, quiet and gearless solution. In contrast to most other CVTs, we believe our NuVinci technology is less complex, more compact, provides more stable control, is easier to shift, offers more scalability across product lines, can be assembled and configured to suit a wider range of applications and is less expensive to manufacture and assemble. We believe that our NuVinci technology can be viewed as the first truly “functional” CVT—one that is simple, versatile, relatively inexpensive and scalable.

Our NuVinci technology uses materials that are commonly available and widely used today in many industries. The primary materials used in our technology include steel and aluminum, both of which are available at commodity prices on mass production scale. Materials available as commodities are inexpensive and have more stable pricing than many special purpose materials that relatively little, if any, mass production history. Unlike many “green” technologies that are dependent on rare raw materials with volatile pricing, we believe that our technologies offer a more sustainable economic proposition.

In summary, NuVinci technology provides flexibility in design and configuration that makes it well suited for applications in many major industries including bicycles, light electric vehicles, agricultural equipment and tractors, automobiles, trucks, accessory drives, and wind turbines of all size classes. For many applications, these advantages should be enabling, meaning that the application simply is not practical without the assembly and configuration flexibility of the NuVinci technology.

Market Opportunities

Overview

We believe the NuVinci CVT provides enhanced performance and improved overall system efficiency for mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

Automotive Accessory Drives

Background—Accessory drives

We believe the opportunity for our NuVinci technology within the transportation segment is substantial. While our technology could be applied as the primary vehicle transmission, our current development and initiatives are focused on improving the performance of automotive accessory drives, a market we believe should have fewer barriers and take less time to enter, as well as having lower capital requirements.

Figure 3 below is an illustration of the front end of a typical engine and various accessories that are driven off the engine’s crankshaft by a belt and a series of pulleys. As illustrated, numerous automotive accessory drives exist in a vehicular system, including an air conditioning compressor, alternator, water pump, power steering pump and, in some cases, a supercharger (not shown).

Figure 3 – Engine Accessories

These automotive accessory drives are powered directly from the engine and because the belt and pulleys that operate the accessories act as a single speed transmission, the operating speeds of the accessories are limited to going up and down as the engine’s speed changes. These accessories are typically sized to provide their required performance even in the worst case scenario—for instance, the AC compressor is sized to cool a car with the engine idling, sitting in traffic conditions, at a very high outside temperature. This means that anytime the engine is not operating in that worst case scenario, the accessories are over-performing and are wasting energy. In other situations, design constraints prevent the use of accessories sized large enough to meet the worst case conditions. In such cases the accessory cannot meet its basic performance requirements.

We are initially focusing on the performance and optimization of the alternator, supercharger and air conditioning compressor and will follow with improvements to the overall system by applying the technology to the crankshaft drive pulley to vary the speed of all the accessories independently of the engine speed. A number of companies have spent significant resources attempting to use multi-speed drives to optimize automotive accessory drives in the quest for greater fuel economy but have, as of yet, failed to deliver any meaningful results because of what we believe to be key technological shortcomings.

We have developed the NuVinci continuously variable accessory drive (CVAD) to address the problems in the automotive accessory drive market. A CVAD is a NuVinci CVT used to drive automobile engine accessories. It can be applied to an engine’s crankshaft such that the operating speed of all the accessories is optimized together at all engine speeds.

Alternatively, our NuVinci CVAD can be mounted on an individual accessory to optimize its performance and efficiency. While we believe that due to its flexible design and configuration, our NuVinci technology improves the overall efficiency and performance of most automotive accessory drives there are many accessories that could benefit from the application of our NuVinci CVAD technology, we are currently focusing our resources on applying our CVAD for the alternator, supercharger, and air conditioner compressor end markets. Our NuVinci technology can be used by original equipment manufacturers, or OEMs, in new vehicles or can easily be applied to most vehicles through the aftermarket as a means to improve overall fuel efficiency and to enhance performance.

NuVinci Opportunity—Alternators

Alternators convert mechanical energy created by the engine into electrical energy to charge the battery and power the vehicle’s electric system when the engine is running. The speed of the alternator, and therefore its ability to generate electricity, is dependent on the speed of the engine because it is coupled directly to the engine crankshaft via a belt and pulleys. Therefore, when engine speed is at its lowest—when the engine is idling—the speed of the alternator is at its lowest and it generates the least amount of electrical power. In some cases, this prevents the alternator from creating sufficient electricity, resulting in excessive battery drain and reduced electric system function, such as when a bus’ lights dim when it stops. Conversely, as the alternator is designed for worst case conditions, that is at low engine speeds and high ambient temperatures, when the vehicle is accelerating and cruising, well above low engine speeds, the alternator operates at levels above that which is needed — resulting in increased fuel consumption and unnecessary emissions.

In heavy-duty vehicles, demands on alternators and batteries are increasing as a result of the addition of numerous electronic controls and devices that place a great deal of stress on the electrical system of the vehicle. In order to provide sufficient electrical power when the engine is idling, or at its lowest speed, the only current solution is to raise the idle speed of the engine to increase the alternator speed and associated electrical output. This is a poor solution due to the resulting increase in fuel consumption and emissions. Accordingly, we believe that there is a significant opportunity to upgrade existing vehicles using our NuVinci technology to improve performance and extend the life of batteries and alternators.

Our CVAD decouples the speed of the alternator from the speed of the engine, enabling the alternator output to meet the vehicle’s electric power needs regardless of driving conditions or engine speed. We demonstrated the potential improvement in alternator performance in a 2007 project conducted on a heavy duty government vehicle. The vehicle’s operators wanted to understand the potential of the NuVinci technology to improve the performance of its existing alternators.

Figure 4 – NuVinci CVAD Performance Improvement

Figure 4 is a graph of the test results from our internal tests showing improved alternator performance with the NuVinci CVAD. The bottom line shows the electrical current the stock alternator delivers at various engine speeds. The top line shows the electrical current delivered at various engine speeds by the same alternator when its speed is controlled by the NuVinci CVAD. The shaded area shows the increased electrical current that is available at various engine speeds when using the NuVinci CVAD.

Testing of the tactical vehicle over a standardized EPA drive cycle, which simulates real world driving conditions for engine speed over time, showed dramatic improvement with the NuVinci CVAD. This test showed that the NuVinci CVAD delivered over 75% more current at idle than the stock alternator and over 34% more total energy over that same 1,200 second test. When that is extrapolated over an entire 7.5 hour workday the NuVinci CVAD helps deliver over 750% more energy. The 2007 project successfully demonstrated to our satisfaction the packaging, control responsiveness compatibility, proper current at any engine speed and improved total energy output of the CVAD-equipped alternator, even at high ambient temperatures.

NuVinci Opportunity—Superchargers

A supercharger is an air compressor that increases the air flowing into the cylinders of an internal combustion engine. The increased level of oxygen in the cylinder in each combustion cycle results in more power output from each such combustion event than would be available without the supercharger. This increases the overall output power of the engine. Similar to the alternator, the speed at which the supercharger operates, and thus the amount of air it pumps into the engine, is determined by the speed of the engine.

Our NuVinci CVT technology enables the speed of the supercharger to be varied independently of the engine speed and optimized to provide maximum boost and the most efficient performance at all engine speeds. We believe the use of our technology shows great potential for improving vehicle performance and fuel economy when coupled to a supercharger. Specifically, we expect our NuVinci technology to reduce the fuel consumption of engines equipped with superchargers, or enable smaller engines with a supercharger to achieve similar performance to larger, less fuel efficient engines.

We believe current technical literature supports our position regarding the benefits of decoupling superchargers from the crankshaft on existing engine systems. We believe the literature further supports our position that advanced engine designs using CVTs with superchargers are capable of increasing vehicle fuel economy by 30-50% through a 33% reduction in engine size while at the same time maintaining the power, top speed and acceleration of the vehicle.

Figure 5 – Potential Supercharger Enhancement

Figure 5 illustrates the results of a modeling analysis performed for us by an independent automotive industry consulting firm of the improvement that is possible when combining the NuVinci CVAD with a supercharger drive. These results demonstrate the opportunity to reduce the size of car engines to reduce fuel consumption and emissions without sacrificing performance. In the figure, as identified in the legend, the torque available from a standard 2.0 liter 4 cylinder (I4) engine, the torque output available from a 3.6 liter 6-cylinder (V6) engine, which is notably higher than the standard I4 engine, the higher torque available when a supercharger is added to the I4 engine, and the increased amount of torque available from the I4 engine equipped with a supercharger and a NuVinci CVAD are illustrated by their respective lines. The shaded area shows the increased amount of torque created by utilizing the NuVinci CVAD-driven supercharger. This graph shows that at some engine speeds the I4 engine with the CVAD-enhanced supercharger is actually outperforming the larger V6 engine illustrating the opportunity to downsize the engine without sacrificing performance.

We are currently working with a major automotive supplier under an engineering services agreement for the development of a NuVinci CVAD for automotive superchargers. This supplier has an option to enter into a commercialization agreement with us containing predetermined terms including the exclusive right to purchase NuVinci CVADs for superchargers, pricing and warranty requirements, among other things. The prototype we are currently testing is smaller than that tested for the heavy duty alternator drive, but is configured in a similar fashion and should provide valuable data on the durability of the design as we move to commercialization.

NuVinci Opportunity—Air Conditioner Compressors

Similar to alternators and superchargers, air conditioning compressor output is also determined by the engine speed. The compressor is designed to operate at necessary levels in the worst case operating conditions, which is low engine speeds and high ambient temperatures and cooling demand, meaning that the compressor is sized to provide required cooling during engine idle. However, as the engine speed increases, the compressor is overworked and consumes more fuel than is necessary. Furthermore, the automotive industry is attempting to adjust to increasingly stringent U.S. and European regulations, such as European Regulation (EC) No 842/

2006, that phase out the use of certain automobile air conditioning system refrigerants in favor of new, more environmentally friendly system refrigerant formulations. These new refrigerants have thus far demonstrated significantly decreased cooling performance at low compressor speeds. We believe that optimizing the compressor performance with our NuVinci technology should provide automakers and suppliers with an economical solution for implementing the new refrigerant formulations.

Similar to the supercharger application, which is another type of compressor, our NuVinci CVAD enables air conditioning compressor speed to operate and vary independently of the speed of the engine meaning that it can provide optimal cooling at all engine speeds. This allows system designers to optimize the speed of the air conditioning compressor to provide satisfactory cooling performance while maximizing fuel efficiency and reducing emissions.

Market—Accessory drives

We define the global automotive vehicle market as consisting of two general categories: passenger car and light truck and heavy duty truck (including buses). We believe our NuVinci technology has broad applicability in both categories in both new and used vehicles. Table 2 below provides the unit volumes of the three vehicle categories and identifies annual new unit sales and the current installed base for the U.S.

Table 2—Automotive Vehicles by Segment

	New Sales (2009)		Installed Base (2008)
Vehicle Segment	U.S. (000 units)	Global (000 units)	U.S. (000 units)

Car & Light Truck	10,432	56,000	234,067
Heavy Duty Truck and Bus	228	2,681	6,619

We are targeting the heavy duty truck and bus aftermarket in the near term due to the low barriers to entry, the potential for fleet sales and the need in that market for solutions to the problems identified above make the opportunity attractive. We believe that the addressable number of these vehicles in the aftermarket, when considering vehicle types, engine compartment configurations and other factors, is about 1.5 million units. While we expect some penetration into the aftermarket for passenger cars and light trucks over the next five years, the projections of any penetration rates would involve significant speculation. Over a longer term, we expect OEM penetration on new sales in passenger car and light truck and in heavy duty trucks and buses. Due to the same factors as the aftermarket, we see the OEM market for passenger cars and light trucks as a 10.5 million annual vehicle market opportunity and for new heavy duty trucks and buses to be about 800 thousand units. While we are assuming the launch of each of our CVAD products, we are initially assuming only one CVAD product per vehicle in the target markets, and therefore we believe combined OEM sales for heavy duty trucks, bus and passenger cars and light trucks presents an addressable annual market of approximately $1.4 billion, while the total aftermarket opportunity for heavy duty trucks is approximately $1.0 billion.

Commercialization Plan— Accessory drives

To date, our efforts in the automotive accessory drive field have focused on developing and optimizing the design and system performance of our technology. In order to gain valuable industry, manufacturing and product insights, to further develop brand awareness and increase market acceptance, we have built and continue to build strategic business relationships with established industry leaders in each of our target markets. For example, in the alternator market we have worked with a North American producer of pumps and complex components, for use in the engine and hydraulics markets, we are working with a leading automotive supplier under an engineering services agreement for the development of a NuVinci CVAD for automotive superchargers and we are in negotiations for a development agreement with an industry manufacturer and distributor of air-conditioning systems.

We expect to use the expertise gained from our contract manufacturing arrangement in the bicycle market to develop commercial scale operations in the CVAD market for the alternator, air conditioner and supercharger applications. The products are at a pre-production design level and we have performed preliminary testing on prototypes. While there should likely be some difference in the mounting hardware, the alternator product and the air conditioner compressor product are very similar and may be manufactured by the same manufacturer. The supercharger product will be a different sized product from the alternator and air conditioner products and therefore we may utilize a different manufacturer for its production.

The prototypes for all of these have been assembled internally from parts delivered primarily from Tri Star Group, our manufacturer for our bicycle CVT product, with some parts made internally. We have spent over a year working with Tri Star Group for the development of our initial CVAD products. Through a series of engineering service programs, we have verified their manufacturing capabilities for the CVAD products. A pre-production prototype of an alternator CVAD has been delivered to an OEM customer and installed in its test vehicle and based on performance reports and the customer’s response we expect an initial order for delivery of preliminary volumes in 2010 for further fleet testing and validation, which would precede an initial production order. We continue to work with developmental partners to validate product durability in multiple applications. These tests and reviews are occurring with other OEM’s, independent global engineering services providers and fleets. We expect to begin negotiations in 2010 with the intent to complete an initial production run in 2011 of the alternator CVAD product and commercial scale production in 2012.

We currently expect to commence sales of our automotive CVADs for alternators and air conditioner compressors in 2011 through aftermarket distributors. This should allow us to demonstrate our capabilities in this market and develop brand awareness, which we will then use to drive distribution through OEMs for these products starting in 2012. We are working under an engineering services agreement for the development of our supercharger products with early prototypes currently being tested. We expect to begin OEM launch of the supercharger product through our customer in 2012.

Electric Vehicles

Background

Electric vehicles, or EVs, are two, three and four-wheeled vehicles powered solely by electric motors or by an electric motor in combination with an internal combustion engine, as in a hybrid vehicle. With increasing fuel costs and more stringent engine emissions requirements, EVs are becoming more popular around the world as consumers are increasingly looking for “green solutions.” However, current EV performance and range is less than that of competitive gasoline-powered vehicles.

The powertrain of a typical EV comprises a power source, usually a battery, an electric drive motor and controller, and power transmission devices such as sprockets, chains or gearing. Many EVs operate in a single speed configuration where the speed of the vehicle is directly linked to the speed of the drive motor, by a fixed gear ratio. Although the motor controller for an EV can direct the motor to operate at high or low speeds or to vary smoothly between them, the motor has a defined operational speed that maximizes its efficiency and similar to the gasoline engine, if the motor can be operated closer to this defined speed, then would be able to more efficiently provide torque and power to drive the vehicle, leading to increased vehicle range and reduced peak current draw among other advantages. As a result of this condition, achieving practical range compared to gas or diesel powered vehicles has challenged EV manufacturers, and their electrical systems have to endure high electrical current draw when climbing hills or starting from stop. These realities have led to significant research and development activities directed toward improved battery technology to support greater storage of energy in the vehicle and on the power electronics of such vehicles to meet the operational requirements of the vehicle.

Furthermore, power electronics, which are increasingly used in today’s vehicles, act as an additional drain on system power and reduce the overall system efficiency in EVs. Power electronics are used in electrical devices for many purposes such as varying voltage or frequency, converting AC to DC or vice versa, as well as changing the operating speed of induction motors. We believe that industry projections indicate that power electronics for hybrids represents 20% of the vehicle’s material costs and is larger for full electric EVs.

Current EVs are increasingly utilizing components made from rare earth materials for their operation and performance. However, our NuVinci technology does not. Instead the NuVinci technology uses common readily available materials used in a wide array of industries today, which are available in mass quantities from multiple sources with generally less pricing volatility associated with special purpose materials.

NuVinci Opportunity—Electric Vehicles

EVs suffer in their ability to effectively compete with gasoline powered vehicles as a viable source of reliable daily transportation because they do not generally have the range, top speed, hill climbing ability or the ability to pull significant loads. They therefore generally come up short on expectations placed on them to replace gasoline engines and thereby reduce fuel consumption and emissions. Testing we have conducted has shown that the NuVinci CVT allows EVs to accelerate, climb hills and pull loads at more efficient motor speeds to increase vehicle range and limit peak current levels. Just like in other applications, our NuVinci CVT allows the motor to operate at more efficient or optimal speeds for any vehicle speed to both improve performance of the EV and increase its efficiency. NuVinci CVTs will be integrated into the driveline of an EV as the primary transmission between the motor and the wheels to allow the motor to operate at a more optimal speed during different driving conditions and speeds. We have incorporated our NuVinci CVT into the rear wheel of a standard electric scooter and have demonstrated several improvements through empirical analysis and comparative testing. Specifically, through our demonstration and testing we have demonstrated to our satisfaction increased acceleration, higher top speeds, improved hill climbing, extended real world range and enhanced battery management when the NuVinci CVT is used as the primary transmission on such electric vehicles. While this was performed on a scooter, we believe that the results could be realized in larger vehicles as well. Table 3 provides an illustration of the actual improvements we have observed based on test results reported in our white paper published at the 2007 Ele-Drive Conference.

Table 3—NuVinci CVT Performance Improvements

Operating Metric	Empirical Improvements (1)
Acceleration(2)	38%
Steady State Velocity On A Hill(3)	24%
Maximum Speed(4)	47%
Range(5)	20%

(1)	Results reflect the actual performance improvements in a 2006 model Currie IZIP 1000 scooter in an unmodified (stock) vehicle against a vehicle equipped with a NuVinci CVT.

(2)	Acceleration is measured as the improvement in time to increase in speed from 0—19 KPH.

(3)	Steady state velocity on a hill is measured as the improvement in speed while traveling up a hill.

(4)	Maximum speed is the improvement in the maximum sustained speed.

(5)	Range is measured as total kilometers driven in a city center.

We intend to leverage our existing applications and designs in adapting our NuVinci CVT to provide driveline transmissions for various vehicles in the EV market. We will initially focus on smaller vehicles with lower barriers and shorter time to entry and move towards hybrid automobiles and full electric automobiles. Our focus for the EV market is to provide products that can be easily incorporated in to the design of EVs so that designers can optimize the performance of electric motors and the vehicle resulting in EVs that are better able to compete with gasoline powered vehicles.

To date we have developed the NuVinci CVT and two systems to implement the NuVinci technology in the EV market.

•	NuVinci CVT. The NuVinci CVT is used as a main driveline transmission connecting the motor to the wheels. The CVT allows the electric motor to be operated at an optimal speed as the driving conditions and speed changes. With production level designs for light electric vehicles and mid size

EVs as well as prototype designs for large EVs, we are able to market to a wide range of vehicle OEMs with our performance enhancing products.

•	Auto-shifting system. Our auto-shifting system includes a controller board with integrated circuit chip containing auto-shifting logic, a shift actuator motor, vehicle speed sensor and wiring harness. This product enables electrical vehicle OEMs to create vehicles that have a CVT that is shifted automatically and seamlessly. The auto-shifting system automatically changes transmission ratio for given vehicle speeds so that the transmission is always in the right ratio to optimize the amount of energy used by the motor therefore directly impacting the performance as well as battery range per charge. We launched a developer kit containing an auto shifting system and a heavy duty version of the N171 bicycle CVT to test the concept. Prototypes of the auto-shifting system built with the developer kit are currently being evaluated by several target customers.

•	eCVP system. Another product under development for improved motor or generator performance is the eCVP. Our eCVP combines an electric motor, speed reducer/torque multiplier, and CVT in one simple unit housed in an integrated housing creating a unique powertrain package. The eCVP creates packaging and performance advantages. During coasting or braking, the motor can become a generator and recharge the battery, while optimizing the charging capacity through the transmission. We believe that this integration has great promise for EVs and wind turbine applications.

We believe the improved operating performance that can be achieved using our technology in EVs should increase their attractiveness as a practical option to gasoline powered vehicles and boost demand for our products. By allowing the motor to operate at optimal speeds as the vehicle’s driving conditions change, as multispeed transmissions do in other cars, EVs can realize the same benefit that gasoline powered cars do from implementing the NuVinci CVT. Furthermore, we believe that using a NuVinci CVT to optimize the speed of the motor while allowing for the vehicle’s varying driving conditions and speeds provides greater control flexibility and can be used to simplify the motor controller in either EVs or hybrid vehicles potentially reducing or eliminating the reliance on complex, relatively inefficient and expensive power electronics, therefore creating system level cost savings.

Market—Electric Vehicles

EVs include categories ranging from full size utility or industrial vehicles, such as fork lifts, to passenger cars and all the way down in size to light electric vehicles (LEVs), such as scooters. They also range from full EVs to hybrid electric vehicles, to plug in hybrid vehicles. We believe the benefits realized during our testing on scooters applies equally to larger vehicles such as electric automobiles and electric industrial vehicles. A growing number of passenger car sized electric vehicles are being developed for production by existing automobile OEMs such as GM and Nissan, as well as new entrants solely focused on electric vehicles, such as Tesla and ZAP. Estimation of the growth in sales of EVs is still speculative at this point. Publicly available reports have estimated that globally, more than 17 million cars will be hybrid or electric in 2015. We believe the addressable market for electric cars and hybrid electric cars alone, not including LEVs, to be at least 4 million units annually by 2015 representing an addressable annual opportunity of $1.2 billion.

Commercialization Plan—Electric Vehicles

We developed the auto-shifting system for bicycles and scooters, and demonstrated prototypes of this product for LEV OEMs. We have launched limited sales of the prototype through direct sales to targeted vehicle developers and vehicle manufacturers in order increase market awareness of, and demand for, our NuVinci technology. We expect to partner with vehicle manufacturers to adapt our existing CVT products to their EV. In addition, under a development agreement with a development partner we have applied the NuVinci technology to a medium sized EV application. Under this program our development partner is currently demonstrating the prototype vehicle to potential vehicle OEMs.

We expect to apply the automatic shifting controller system for the development of the eCVP for a target vehicle and we currently plan to develop pre-production prototype designs in 2011 with an expected production launch in 2012.

We have entered a consulting agreement with Advanced Strategic Leadership Limited (ASL), a Shanghai company, under which ASL will provide consulting and market development services for the Chinese EV market. ASL will provide market data and support sales and development of our NuVinci technology for EVs in China. We expect to manufacture our products for the EV market through a contract manufacturing relationship. We will select the appropriate contract manufacturer for the product when a target customer and vehicle is identified.

Lawn Care Equipment

  Background

The lawn and garden equipment market encompasses a wide offering of products including lawnmowers, turf and grounds equipment, trimmers and edgers, among others. Powered ride-on mowers or lawn and garden tractors represent the largest market segment and include front engine lawn tractors and rear engine mounted zero turn radius (ZTR) products, which are further segregated into consumer and commercial use categories. In recent years, ZTRs have generated significant market share gains due to their low profile design and independent wheel controls that allow users to turn the mower a full 360-degrees in place. Furthermore, ZTRs, which include two IVTs per tractor, demonstrate superior performance. According to Hustler Turf, studies indicate that ZTRs can mow about 20-25% faster than regular lawn tractors on a U.S. football field size area.

By having an IVT dedicated to each rear wheel of the lawn tractor, each rear wheel can rotate forward or reverse independently of the other. This allows the driver to turn the vehicle in a circle that is the same size as the width of the vehicle by rotating one wheel forward and the other in reverse. This provides for the “zero turn radius” name these lawn tractors are given. The IVT technology presently used in lawn care equipment is the hydrostatic transmission. Hydrostatic transmissions use a hydraulic pump and motor to vary the speed ratio of the transmission. These transmission types can generally transmit more torque than inexpensive rubber belt transmissions, but can be sensitive to contamination. With efficiencies—that is the percentage of power provided by the engine to the transmission that is actually delivered out of the transmission to the drive shaft and wheels—ranging as low as 50%, the purely hydrostatic transmission is limited to low-end applications like lawn tractors, where its greater durability and absence of startup slip enables its use over more delicate rubber belt types. It is also used in some off-road construction equipment requiring the function of an IVT despite the fuel economy penalty. In addition to low efficiency and its high noise level, this transmission type also suffers from considerable heat generation and substantial fluid cleanliness requirements.

Technology innovation in the lawn and garden equipment market has historically focused on general performance improvements and ergonomic enhancements. However, due to increasing public and regulatory pressure, many companies are now looking for innovation to help reduce emissions and noise, to improve the utility of electric powered products, and to add user-friendliness features, like simple controls and improved handling.

  NuVinci Opportunity—Lawn Care Equipment

Under an engineering services agreement with a leading manufacturer of lawn and garden transmission equipment, we have developed an IVT that can be used in ZTRs. Preliminary testing indicates significant improvement in efficiency over existing hydrostatic transmissions.

Through testing and analysis, we have found the relative difference in efficiency between our NuVinci IVT and a hydrostatic transmission to be substantial. The lower efficiency of the hydrostatic transmission results in increased fuel consumption and increased vehicle emissions. As the Environmental Protection Agency has passed regulations in September 2008 limiting exhaust emissions from lawn and garden equipment, OEMs need to find ways to limit exhaust emissions while providing consumers with the same performance. Additionally, the mechanical connection between engine and drive wheels available using the NuVinci IVT, versus the fluid connection in hydrostatic transmissions, provides improved control and secure feel as well as improved performance for the rider. We have adapted our NuVinci IVT to enable the lawnmower to run forward, reverse and in a “powered-zero” state, that is the transmission maintains a zero output speed while engaged and with the engine running, with no additional shafts or gearing. We believe this feature is unique to NuVinci technology among mechanical IVTs and enables the transmission to be built with fewer components, thereby reducing overall packaging space and manufacturing costs. The powered-zero state is advantageous as it will hold the mower steady on the side of the hill when the rider lets up off the control, whether a brake is engaged or not. Other IVTs will not hold the mower’s position and brakes must be engaged to prevent the mower from rolling. Finally, the advantaged packaging of our NuVinci IVT provides vehicle designers more options for vehicle powertrain layout to further enhance rider position on the vehicle and vehicle setup.

  Market—Lawn Care Equipment

According to the Freedonia Group, the global lawn care equipment market in 2008 was estimated at approximately $16 billion, with an annual growth rate of approximately 2.8% and with about $9.7 billion of that market in the U.S. (Industry Study 2542, World Power Lawn & Garden Equipment, Freedonia Group, Aug 2009). The units sold were estimated to exceed 7.7 million units per year with the ride on lawn and garden vehicle market estimated to exceed 1.65 million units annually. Of this market, vehicles with automatic transmissions (including ZTRs) make up approximately 50%, and of that 50% hydrostatics have dominant market share. We have entered an exclusive manufacturing license arrangement for this end market application under which we should collect royalties from that licensee’s sales. We believe the royalties available from our licensee in this market, considering the unit sales opportunities available, represents an addressable annual opportunity of $65 million.

  Commercialization Plan—Lawn Care Equipment

In August 2009, we entered into a manufacturing license agreement and a development agreement with Hydro-Gear Limited Partnership , which holds the leading market share for ride on automatic mowers with hydrostatic transmissions. Under the agreements, we plan to develop and commercialize NuVinci products within the lawn care equipment field and through this relationship we expect to receive a development fee upon reaching certain milestones and a royalty from future sales. Under our development agreement with Hydro-Gear and their current projections for product development, we expect to demonstrate the fully functional pre-production prototype to key customers in 2011, beginning preparing for production shortly thereafter with production launch currently projected for later in 2011. The precise date of any launch however is at Hydro-Gear’s discretion.

Wind Power

  Background

Over the last 20 years there have been many innovations in the wind turbine industry designed to increase power output capacity and lower the production and operating costs of wind farms. Variable speed turbines and power electronics represent a significant portion of the technology that wind turbines today utilize to control or increase their power output. However, power electronics are costly, representing a large portion of the cost for smaller turbines. For small wind turbines power electronics consist primarily of an inverter, which amounts to approximately 15% of the cost of an 8 kW system. According to the National Renewable Energy Laboratory (NREL), good inverters average about 86% efficiency, meaning the inverter is an expensive component that also reduces power output by at least 14%.

Another technical challenge for small wind turbines is how to handle high winds. Most small wind turbines employ passive furling, which turns the rotor out of the wind during periods of high wind speeds, a time when energy available from the wind is at its highest. Passive furl is a crude and very noisy method of regulating rotor speed, and results in suboptimal power generation at high wind speeds. Once a wind turbine has employed passive furling, power output will decrease, sometimes significantly. Maintaining peak power in high winds, a time when wind energy is abundant, is a technical challenge that small wind turbine manufacturers are striving to overcome.

Most class wind turbines use a drivetrain that is a rigid system and prone to torque spikes from wind gusts. Many early wind turbines failed because engineers underestimated the effect of torque spikes damaging the drivetrain. Drivetrain components tend to be heavy, expensive, and now typically overbuilt.

  NuVinci Opportunity—Wind Power

We, along with Viryd, our wind turbine licensee, believe that our NuVinci technology can reduce the complexity and cost of wind turbines by maintaining an optimal speed into the generator as wind speed changes. By doing so, the NuVinci CVT-enabled wind turbine does not require the power electronics inverter needed to provide power acceptable to deliver to the grid. Furthermore, the constant speed into the generator allows the use of simpler more cost-effective generators as well. Other CVT technologies generally lack the torque density (that is torque capacity for a given transmission package size), scalability, assembly and configuration flexibility, cost effectiveness and efficiency, or some combination of these factors, required to be feasible for use in wind turbines, whether utility class or small wind. Furthermore, the NuVinci CVT can be used to control the speed of the turbine blades during high speed winds instead of employing passive furl, thereby generating power during the highest powered winds. This allows designers to use larger more optimized turbine blades to maximize wind capture.

Our NuVinci technology’s ability to mechanically change speed of the turbine rotor to produce a stable input speed to the generator has been shown through testing in the field to expand maximum power production by allowing a turbine to operate at a higher rotor speed in high speed winds for a given maximum generator speed. Further, the NuVinci CVT can shift quickly enough to capture energy dense gusts and absorb torque spikes. Viryd, our licensee, has developed a prototype NuVinci CVT for an 8kW wind turbine drivetrain, which it has tested in Texas. Viryd’s current test data to date indicates a 34% improvement in energy generation. Furthermore, Viryd has also earned a U.S. Department of Energy grant for its wind turbine to be tested by the department’s National Renewable Energy Laboratory in Colorado under a DOE grant.

Figure 6 – Enhanced Wind Performance

Figure 6 is a graph provided to us by Viryd illustrating the improved performance available from wind turbines utilizing a NuVinci CVT drivetrain, as determined from Viryd’s test data gathered from actual field testing. The bottom line with triangles illustrates the power available from a standard wind turbine at various wind speeds, and the middle line with circles illustrates the increased power available from the same turbine utilizing a NuVinci CVT. The light or top line with squares illustrates the improved performance available from the NuVinci-enabled wind turbine when also optimizing the turbine blades, as the CVT allows. Our technology provides numerous advantages over existing designs of variable speed motors, electronics and transmissions for wind turbines that attempt to deliver the level of performance and system efficiencies required of current turbine technologies. By providing a solution that promises such improvements, our NuVinci technology is providing for power to be transferred in more efficient manner.

In summary, we believe the NuVinci technology offers the following benefits when used in a wind turbine:

•	Enables variable rotor speed without an inverter, increasing energy production. NREL tests show that inverter efficiency averages about 86% when inverters on/off cycling at cut-in, cut-out, and standby time are included.

•	Captures gusts and lulls. Much of the power in a wind gust is lost due to the fact that the rotor is not spinning at its optimal rate, and strong gusts can put the rotor into stall. Our NuVinci CVT can quickly increase rotor speed to capture gusts, and brake the rotor during lulls to extract the stored energy from the rotor, increasing energy production approximately 15%. Studies show that turbulent winds can reduce power output 20 to 40%.

•	Controls power production above peak power without blade pitching or passive furl. Rotor speed can be reduced precisely as wind speed increases, and peak power can be maintained until the wind turbine is shut down and thus avoiding noisy systems and passive furl.

•	Use of a larger diameter rotor. NuVinci technology’s ability to slow the rotor above its peak power allows it to use a larger rotor. The larger rotor significantly increases annual energy production.

•	Absorbs torque spikes, which can damage wind turbine drivetrains. Due to its multiple contact points and durable structure, NuVinci technology can provide mechanical buffer to allow for and absorb torque spikes by spreading their resulting force out over time.

•	Reduces drivetrain cost to less than half of a typical small wind turbine drivetrain that uses a permanent magnet (PM) generator and an inverter. Our NuVinci technology eliminates the expensive PM generator typically used with small wind turbines and can be used with an inexpensive induction generator. It also eliminates the need for the very expensive inverter.

Market—Wind Power

Overall, U.S. wind-based electricity generation is expected to grow to 20% of total U.S. electricity generating capacity by 2030. Although the entire wind industry may be segmented into several smaller categories, traditionally, the industry has only defined two primary segments, small wind from 0 to 100 kW and large or utility class wind for turbines over 100 kW. We are currently scheduled to launch our product for the small wind turbine end market in 2010, which we currently believe to be an addressable annual opportunity of $40 million. However, as reported in the April 13, 2009 American Wind Energy Association Annual Wind Report, the small wind segment grew 96% in 2008, and the industry projects 30-fold growth in the small wind segment within as little as five years, despite the recent global recession. Given the projected growth in the segment over the next 5 years, we believe this represents an addressable annual opportunity for our NuVinci CVT of about $1 billion by 2015.

  Commercialization Plan—Wind Power

We have established a licensing agreement with Viryd, based in Austin, Texas. Viryd is a former subsidiary of ours and was formed as a separate company with a sole focus on the development and distribution of wind turbines and technologies for generating clean renewable energy. Our NuVinci technology is an essential component in Viryd’s value proposition for this market segment.

We expect to begin delivering CVTs for commercial sales to Viryd in the fourth quarter of 2010. We have been working with Tri Star Group through a number of engineering service programs to develop the manufacturing capability of these products since 2008 and should sign an agreement for its manufacture of these products in 2010 for sales to Viryd starting in 2010.

Viryd intends to both sell a complete product on its own and also to partner with other OEM’s to provide them wind turbine drivetrains that are not otherwise available in the market. While Viryd is currently scheduled to launch its 8 kW turbine in 2010, it is planning to develop a product for a larger wind turbine in the near future as well. We currently intend to sell Viryd the NuVinci CVTs it requires for its sales. We believe our current addressable opportunity for the small wind turbine market to be $40M. However, given the projected growth by the industry over the next 5 years, we believe this represents an addressable annual opportunity for our NuVinci CVT of about $1 billion a year by 2015.

Current Commercial Application—Bicycles

Background

There are approximately one billion bicycles in operation worldwide today—twice as many as automobiles. Global economic conditions and the need to reduce dependence on fossil fuels favor the continued growth of bicycles for transportation. A person riding a bike once a week instead of driving can reduce his transportation carbon footprint by 20%—about the same amount as replacing a traditional vehicle with a hybrid, only less expensive.

Today the bicycle riding experience is heavily impacted by the process of shifting gears as the rider moves through traffic, stops and starts and adapts to changing terrain. The benefit of using different gears is optimizing performance of the human system, that is, the heart, lungs and legs, by varying or maintaining pedaling speed. Existing gear systems are seen by a large group of the population as being complex.

Figure 7 – N171 Bicycle
CVP & Cruise Controller

NuVinci Advantage

Our bicycle CVT transmission, shown in Figure 7, replaces the derailleur and multiple sprocket geared systems presently used in bicycles and is much smoother and easier to operate. Simply by rotating a handle grip, which we refer to as the Cruise Controllertm, the rider may seamlessly shift the transmission until the desired gear ratio is attained. There is no temporary loss of power as experienced by the rider with geared systems that force the chain to jump from one sprocket to another. Our bicycle CVT transmission also decreases the effects of mistakes in shifting, which can lead a rider to slip off the pedals or stall going up a hill, creating less than satisfactory ride experience and potentially causing injury. Development of our bicycle CVT has occurred in phased steps over the past ten years with improvements in weight, configuration and performance.

Global Market—Bicycle

We estimate the global annual bicycle market to exceed 100 million units based on information from Bike Europe, Cycle Press, Japan Bicycle Promotion Institute and World Watch Society, COLIBI—European COmité de LIaison des Fabricants Européens de BIcyclettes, 2008 Bicycle Report, Danske Cykelhandlere estimate.

However, due to the relatively low cost of bicycles sold in the China and India markets, we consider the realistic global market to be approximately 50 million units per year. Because our product is currently considered targeted to high end bicycles, we have reduced the target market size to include only those bicycles distributed through dealers. This yields a market potential of 14.6 million units. Finally, we further reduce the size of our addressable market by eliminating bicycles that fit into categories that are inappropriate, such as children’s bicycles, high end road bikes and triathlon bikes. Therefore, we estimate that the global bicycle market that is addressable by our NuVinci bicycle products to be approximately 8 million units per year. We believe that with the mix of products we are considering over the next few years that this market represents a total annual opportunity of $1.1 billion.

When considering which key geographic bicycle markets to launch our NuVinci technology in, we focused on countries and regions of the world where bicycle ownership per capita, percentage of trips made on bicycles, bicycle transportation infrastructure, and local bicycle industry advocacy is strong. As a result, we initially launched in The Netherlands, followed by Germany, Switzerland and Denmark, and have continued to leverage knowledge gained from this initial effort to expand into other key European countries as well as into North America and Asia, as increasing fuel prices drive up the interest in commuting bicycles.

Europe: The Netherlands is considered to be the most bicycle-centric country in the world, with annual bicycle sales exceeding 1.5 million units, primarily (80+%) sold by bicycle dealers. With the highest per capita bicycle ownership in the world, bicycles represent 34% of all modes of transportation for all trips. Dutch consumers ride an average 950 kilometers per year (#1 in world). The average value of bicycles sold by independent bike dealers in the Netherlands alone was €709. Germany is the EU country with the largest production of bicycles. We believe the 2008 total bicycle sales in Germany were 4.32 million per year at an average price of €386 with over 65% of bicycles sold through bicycle dealers. The German bicycle industry is planning a state-run program to promote inner-city cycling with a focus on reducing congestion and exhaust emissions environmental in city centers.

North America: The North American market is dominated in unit sales by mass merchants. However, in terms of dollar value, mass merchants only have a 35% market share. Sporting goods retail chains had a 6% share in 2008 units sold and 9% in dollar value while Independent Bicycle Dealers (IBDs) had a 17% share in units and 50% of dollar value with an average per unit price of $422. The Canadian bicycle market of over 1.3 million units sold per year is dominated by the mass retailers with over 75% of unit sales through retailers as Canadian Tire Corp, Wal-Mart, Zellers, and a variety of sporting goods chains. Over 2000 IBDs represent the balance of units sold in Canada.

Products—Bicycle

Our Bicycle Products Division markets NuVinci CVTs into the global bicycle and e-bicycle industry that currently use derailleur and internally geared hubs. The product includes a CVT transmission, a shifter, and a CVT interface that connects the cables between the controller and the CVT for a mechanical shift signal. We sell our bicycle products directly to original equipment manufacturers, or OEMs, that assemble or manufacture bicycles and e-bicycles, to wholesale distributors that sell bicycle components to independent bicycle retailers, or IBDs, to fleets that use bicycle for tourism and trade, and to national retail chains that source and sell private branded bicycles.

Figure 8 – NuVinci CVT improvement

Figure 8 illustrates the development progress we have made with the NuVinci bicycle CVT. On the left, is the B15 Prototype, which represents the first commercially viable bicycle CVT. We currently market our commercial bicycle NuVinci CVT transmission, model N171, the successor to the initial product model N170, along with a developer kit. Our developer kit is an automatic shifting hub system that includes electronics and the N171 CVT. The N171 CVT is sold into the bicycle industry via OEMs and aftermarket dealers whereas the developer kit is sold directly to inventors and developers of light vehicles and equipment interested in implementing our NuVinci CVT technology in future vehicles or equipment.

We are currently preparing to launch the N360, which is a next generation CVT for bicycles and e-bicycles. We intend to begin production of the N360 in 2010. The N360 will have many improvements over the current bicycle CVT including a weight reduction of over 35%, a size reduction of over 10%, improved shift feel and responsiveness, and the CVT will be easier to assemble with over 50% fewer parts. We believe the improved design of N360 bicycle CVT will have a much broader appeal in the marketplace. In addition, as Tri Star is located in China and is near most of the component suppliers, inbound logistics costs will be lower and coordination will be easier. Because of improved logistics, design and a fixed contracted unit price from Tri Star that is firm, we expect the cost of the N360 should be at least 50% less than the first generation bicycle CVT. Furthermore, we have leveraged management’s experience in the automotive industry for the manufacturing of this product by implementing processes for quality and supply base management characteristic of the automotive industry. So far, more than 100 prototype versions of the N360 have been built for internal testing and customer demonstration. We continue to develop additional manufacturing sources for our components in order to ensure reliable supply of components and pursue cost reduction opportunities.

Customers—Bicycle

The demand for bicycles in Europe and North America is seasonal in nature with over 50% of the OEM demand ordered between November and March to prepare for bicycle assembly and shipment to the retail market in the spring season. The bicycle markets in China and Asia have less seasonal fluctuations, however, we anticipate that these markets should represent a relatively small (<10%) portion of our bicycle sales in the next three years.

In 2010, we project that our customers should purchase 24,000 of our bicycle transmissions. All of our customer orders are placed with purchase order contracts that require shipment per order with no long term contracts that would require renegotiation. The TriStar production line has a rated production capacity of over 300,000 units per year, to allow flexibility in planning and managing the growth of our sales.

Going forward, we plan to leverage strategic partnerships to expand distribution in China, Japan and Korea. For China and Japan, these partners have been identified. We are in the early stages of reviewing Asian OEM and distribution partners.

Marketing

We believe that our award winning NuVinci technology represents the smoothest transmission available for bicycles today. To the bicycle rider, our technology represents a dramatic improvement in ride experience.

Our marketing strategy for bicycles is based on getting prospects to “Experience NuVinci.” Nothing communicates the seamlessly smooth, easy shifting, and superior riding qualities of a NuVinci CVT better than a test ride. Consequently, targeted customer events and key industry trade shows where large numbers of bicycle OEMs, retailers and riders are present are central to NuVinci bicycle marketing. We exhibit and provide test rides at the leading trade shows in Europe, the United States and Taiwan where there is a large global show for OEMs and assemblers.

With our initial product best suited for “city, commuter, and comfort” bicycles, we have focused our marketing program heavily on supporting our OEM customers in The Netherlands and Germany, the two largest European bicycle markets with the largest population of city style bikes. To support our largest Dutch and German OEM bike customers, we offer co-marketing programs at the dealer and consumer level. In the U.S., we support our largest bike customers with co-op advertising and merchandising support. In the U.S. and Canada, our marketing also includes distributor and retailer programs to promote a NuVinci aftermarket conversion kit. This kit can be used to upgrade either a consumer’s existing bike or a new bike.

The popularity of electric/pedal assist bikes has added yet another aspect to our marketing program. We promote an automatic shifting NuVinci system at key LEV conferences, offer test rides at bicycle trade shows, use selected web banner and other advertising to inform developers about our NuVinci Developer Kit, and pursue targeted press and other promotion opportunities.

Manufacturing

History

The original commercial version of our NuVinci bicycle product, the N170S, was produced and sold by Aftermarket Technology Corp (ATC), our original manufacturing licensee, beginning in 2006. Bicycle CVTs were assembled in ATC’s facility in Oklahoma City, Oklahoma. We later acquired the manufacturing line from ATC in early 2008 and established a contract manufacturing arrangement with MTD Products Inc, a major manufacturer of lawn and garden equipment, and production was moved to their facility in Leitchfield, Kentucky. Both of these manufacturers utilized a long lead time component supply chain made up of numerous suppliers around the world. About 8,000 units were built between mid-2008 and August 2009, at which time our N171 model was phased out of production in preparation for the launch of our N360 product in 2010. Through our experience with our initial launch of our N171 bicycle product, we have determined that it will be most cost effective and provide for the largest growth opportunity to concentrate the supply base in one off-shore region or location. We expect that managing suppliers in a concentrated area reduces risks associated with managing global suppliers.

Manufacturing Plans—N360 and New Commercial Products

Therefore, we have selected an off-shore manufacturer, Tri Star Group, headquartered in Shanghai, China, that a local component supply base capable of supplying the parts for our N360 product. We believe by establishing should reduce many of the manufacturing risks associated with producing a high quality, durable product in sufficient quantity and on time. Tri Star has been recognized by Forbes Asia Magazine as one of the top “200 Best Companies Under $1 Billion USD” in September 2008.

As Tri Star’s manufacturing facility is located two hours north of Shangai in Nantong, a manufacturing region that supplies many industries in a wide array of technologies, we believe that the necessary infrastructure and support services are available to support large scale manufacturing. Furthermore, because the component supply base is local to Tri Star, that is nearly all suppliers are located within roughly 250 miles of Tri Star’s facilities, if problems arise with parts from suppliers, Tri Star would be able to address them in a shorter time period than would be possible if parts were supplied via air or sea. In our experience, this has the potential to provide significant cost advantages when considering the launch of a new product. We expect to achieve attractive cost targets with Tri Star, while achieving high standards of quality and responsiveness.

We have also endeavored to limit the risk associated with working with an off-shore manufacturer by fostering a relationship built on an understanding of the long term goals and interests of both parties to align our collective interests. To that end, we have been working with Tri Star since the third quarter of 2008 under engineering service agreements (i) to verify its capabilities of manufacturing the type of parts that are needed, (ii) to support and work with our operations staff, and (iii) to develop a relationship based on long term goals for growth and future product opportunities. We have worked closely with them through engineering service agreements on advanced prototypes for our NuVinci product offerings and we believe that they are capable of manufacturing the parts, assemblies and prototypes we request to our approval. Each part for the N360 will be qualified through a production part approval process (PPAP) discipline to assure that component quality will meet our standards. Moreover, Tri Star’s assembly process will be validated in a similar manner concluding with PPAP of the assembled unit. Following PPAP, production will be ramped up in a controlled manner to assure that volume production can be achieved with sustainable quality. Due to the barriers to entering the China bicycle market, and in the interest of addressing that market, our contract for the N360 bicycle hub includes a provision for working with Tri Star on domestic sales and allows for the equal sharing of profits from the sale of those bicycle products sold in the domestic Chinese market.

In this fashion, we have endeavored to work together in a manner that benefits both us and them, which is more likely to meet our needs both during a period of aggressive growth and over the long term. We have worked with our wind partner Viryd to develop prototypes for testing prior to commercialization, and Tri Star has supplied us with the parts and some assemblies under service agreements as part of a process to validate Tri Star as a manufacturer for those transmissions as well. The supply of transmissions to Viryd allows us to provide additional incentives for Tri Star by demonstrating the long term potential to supply products that aligns its interests with ours, thereby reducing our risk.

Manufacturing Strategy—Future Commercial Products

Different manufacturing models will be utilized for various applications as the market for each particular application dictates. We plan to establish contract manufacturing or joint ventures to manufacture products for each of our target markets. Where market conditions exist that dictate that we partner with an incumbent market leader capable of manufacturing our product in order to introduce our product to such market, we may enter a manufacturing license where that partner would manufacture the product and we would thereby earn royalties on its sales and fees for the development of commercial products under development agreements. In every case, we intend to continue to enter into agreements under which we maintain ownership of all intellectual property and developments of our technology.

While products involving our NuVinci technology utilize well known and common manufacturing techniques and processes, the manufacture of any advanced mechanical device presents challenges to achieve quality, durability and reliability goals while still meeting the cost demands of an increasingly competitive marketplace. Therefore, in order to address the anticipated challenges of managing the manufacture of our products as we scale to high volume production, we plan to bolster in-house capabilities in purchasing, manufacturing and quality functions.

Specifically, as budgets permit, we plan to establish a fully capable purchasing, manufacturing and quality control function to do the following:

•	Establish and maintain manufacturing strategies, including consideration of detailed process engineering assessment of critical NuVinci parts, and process qualification for adoption in manufacturing NuVinci products;

•	Manage make/buy decisions;

•	Embed manufacturing process engineering expertise in project development teams and consider development of processes unique to NuVinci technology needs;

•	Provide robust cost estimating for proposals and program development;

•	Track and manage N360 production program timing;

•	Manage volumes documentation and handle production programming; and

•	Provide improved supplier support including technical, quality processes, commercial liaison and training.

Looking ahead, in addition to having tailored manufacturing strategies from a technical viewpoint, we expect to also bring geographic considerations into our planning process. Over time, we anticipate that the placement of our manufacturing facilities should be defined by our customer needs.

Competition

Suppliers of drive train components in the bicycle industry currently include two dominant companies, Shimano Corporation (Japan) and SRAM Corporation (Chicago, IL USA). Commonly cited problems in the industry include limited flexibility, long lead time supply and long term purchase commitments. These two primary competitors produce bicycle drive train products in derailleur and internal geared hub form. Of these two companies, Shimano has the largest market share, which is currently estimated to be above 60% of the world’s drivetrain requirements, and competes on quality and price. These Shimano geared systems are well known products that consumers use in everyday riding.

As described above, the NuVinci technology should be addressing several applications that currently do not utilize CVTs. However, our plans include the sale of products into the automotive market, which has a mature competitive base. While we will not directly compete with automakers or automotive suppliers on similar products, we may be competing with the incumbent product manufacturers of alternators and other accessories that may see our products as a threat to their higher margin products.

In the lawn and garden equipment end market, we will be replacing existing hydrostatic transmissions with our own products. While our licensee, Hydro-Gear, is a significant manufacturer of hydrostatic transmissions, there are other manufacturers of hydrostatic transmissions that produce products against which our products will compete.

For automotive driveline transmissions, JATCO, a subsidiary of Nissan, is recognized as the CVT market leader. Many of our current or potential competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively.

Intellectual property

Our intellectual property strategy is comprehensive and substantial and comprises a combination of patents, trademarks, trade dress, copyrights, know-how and trade secrets. For patents, our policy is to seek to protect our competitive position by filing patent applications for our developments in the United States and in several foreign jurisdictions that are important to the manufacturing, shipping, development, sales and otherwise for the conduct of our business. We also rely on trademarks, trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of December 31, 2009, our patent portfolio consists of 85 United States patents, 61 United States pending patent applications, 70 foreign issued patents (including validated countries), and 147 pending foreign patent applications. Our U.S. patent portfolio was ranked as the #1 patent portfolio in the automotive & transportation industry by The Patent Scorecardtm as reported in the Wall Street Journal on January 13, 2009. While this ranking was developed independently by a third party with whom we do not have nor have ever had any relationship, such rankings are inherently subjective and therefore do not guarantee or provide any indication of success in protecting our products in the various marketplaces around the world in which we sell our products.

We use trademarks on our products and marketing materials and believe that having distinctive marks is an important factor in marketing our products, as the products are visible to or selected by the customer. We have registered our NuVinci mark and associated logos in the United States and in over twenty foreign countries and our Fallbrook Technologies’ mark in the United States. In our printed and market facing materials we have developed a consistent look and feel for our brand and products in order to develop an association in the public’s mind of that look and feel with the brand to create a “trade dress” for our technology. We believe there is value in such trade dress and we will continue to develop such trade dress.

There are risks associated with enforcing our intellectual property and with our freedom to operate without affecting the rights of others that could greatly impact our business. For a description of the risks associated with our intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Employees

As of December 30, 2009, we had 47 full-time employees, with 24 in research and product development, 5 in operations, 4 in sales and marketing, 10 in finance, human resources and legal and 4 in senior executive management, and we had 5 independent contractors and 3 part-time consultants. All of our employees, contractors and consultants are under agreements that include provisions relating to confidentiality and assignment of inventions among other terms.

All of our employees are currently located in the United States. Of these, 38 are located in Texas, 8 in California and 1 in Michigan. We also have a full time contract agent who travels to represent our interests in China and two full time contract agents who provide sales and customer service in Europe. We consider our current relationship with our permanent employees and our contract agents to be good.

None of our employees are represented by labor unions or have collective bargaining agreements.

Government Regulation

Our business is reliant to a significant degree on the regulation of patents by the U.S. Department of Commerce and by other such agencies around the world. Changes in the laws or regulations pertaining to patents could have a materially adverse effect on our ability to protect our technology from competitors. In the U.S., bills have been introduced in both houses of congress that would, if made into law, adversely affect the ways damages are determined in infringement cases, that will make it more difficult to receive enhanced damages for egregious infringement and copying and that would make it possible for competitors to subject our patents to costly post-grant opposition proceedings, among other changes.

Our operations are subject to a variety of federal, provincial, state, international and local laws and regulations relating to environmental protection and hazardous substances. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handling, storage and transportation of hazardous materials and recycling requirements. We believe that we have conducted and are conducting our business in compliance with all applicable environmental laws in all material respects.

Property

Our executive offices are currently located in San Diego, California, where we lease approximately 3,000 square feet of office space. The lease will continue until March 31, 2012.

We also maintain research, development, fabrication and testing facilities in Cedar Park, Texas—near Austin—in two different facilities, our Cypress Creek facility and our Whitestone facility. At our Cypress Creek facility, in which we conduct research and development, light fabrication, operations and some administration, we lease approximately 22,000 square feet of space. This lease expires on January 31, 2011. At our Whitestone facility, which is dedicated primarily to testing, we lease approximately 4,300 square feet of space. This lease expires December 31, 2010, but may be terminated with ninety days’ prior notice.

Legal proceedings

We believe that we are not a party to any current litigation in any jurisdiction. We are not aware of any claims that any third party may have against us. We do not believe we infringe any third party’s patent or trademark rights and have never received any notice of such infringement or any threat of such litigation.

Management

Executive officers and directors

Our executive officers and directors and their ages and positions as of December 31, 2009 are set forth below:

Name	Age	Position	Place of Residence

William G. Klehm III	47	President, Chief Executive Officer and Chairman	Carlsbad, California
Gary E. Jacobs(1)(2)	52	Director	San Diego, California
Steven E. Parry(1)(2)	54	Director	Goleta, California
Keimpe Keuning(1)	35	Director	Feldmeilen, Switzerland
Allan R. Kammerer	59	Director	Bloomfield Hills, Michigan
Edward L. Mercaldo	68	Director	Del Mar, California
Vincenza Sera(1)	52	Director	Toronto, Ontario, Canada
Jeremiah B. Robins(2)	50	Director	San Diego, California

Nicole T. Nicks	37	Chief Financial Officer, Treasurer and Assistant Secretary	San Diego, California
Paul A. DeHart	52	Chief Operating Officer	Austin, Texas
Alan M. Nordin	47	President, Bicycle Products Division	Carlsbad, California

Robert A. Smithson	46	Chief Technology Officer and Vice President, Business Development	Cedar Park, Texas
Jeffrey A. Birchak	42	Vice President, Intellectual Property and Secretary	San Diego, California
George L. Lowe	66	Vice President, Operations	Austin, Texas
David W. Markley	45	Vice President, Product Development	Austin, Texas

(1)	Member of audit committee

(2)	Member of compensation committee

William G. Klehm III, President, Chief Executive Officer and Chairman of the Board. Mr. Klehm joined us as Chief Executive Officer in April 2004. He brings over 20 years of automotive-related experience to Fallbrook Technologies. With numerous leadership positions in the automotive business, including finance, marketing, sales, product development, and manufacturing operations, he has a proven track record of leading and growing successful organizations. Prior to joining us, Mr. Klehm served as the president and general manager of Newgen Results Corporation, an automotive customer relationship management firm. Prior to joining Newgen, Mr. Klehm served as president and SBU director for Visteon Climate Control Systems Ltd. He was instrumental in developing and launching Visteon’s Aftermarket Division. Mr. Klehm started his career with Ford Motor Company in 1985 and held a variety of posts within the Ford Customer Service Division where he was responsible for developing and executing the marketing/growth strategy for its customer service parts business. Mr. Klehm holds a B.A. in Management and Marketing from Northwood University and also participated in the Harvard Business School Executive Education Programs.

Gary E. Jacobs, Director. Mr. Jacobs is an investor and philanthropist and has been a member of our Board of Directors since March 31, 2004. He is the Managing Director of Jacobs Investment Company LLC, which participates in real estate development and other investment activities throughout the United States and abroad. He also owns and operates a professional minor league baseball team, the Lake Elsinore Storm, affiliated with the San Diego Padres. Mr. Jacobs serves as chairman of the Board of Trustees High Tech High, a public charter high school and is a board member of the San Diego Symphony and the UCSD Board of Overseers. Mr. Jacob’s other philanthropic work includes being a past president of the United Jewish Federation of San Diego County. Additionally, Mr. Jacobs and his wife created and funded the Mr. Jacob and Jerri-Ann Jacobs International Teen Leadership Institute which promotes Muslim / Jewish understanding. Prior to his current investment and philanthropic activities, Mr. Jacobs worked as a Software Engineer and Senior Education Specialist at QUALCOMM, Inc. and as a Software Programmer at Linkabit Incorporated.

Mr. Jacobs left QUALCOMM in 2000. Mr. Jacobs holds a B.A. in Management Science from the University of California at San Diego.

Steven E. Parry, Director. Mr. Parry has been a member of our Board of Directors since December 18, 2008. Since 2001, he has been a managing director of NGEN Partners, an investment firm specializing in the cleantech sector. He began his career as a professional geologist and worked in the minerals industry for more than 25 years. Prior to NGEN, at Billiton plc and BHP Billiton, Mr. Parry held the position of vice president business development and general manager, innovation for the company’s exploration subsidiary. As a principal in BHP Billiton’s venture capital group, he was responsible for creating its first technology venture fund in 2001. Mr. Parry is also a member of the board of directors of Artificial Muscle, EnviroTower, eps corp, Powerspan, SolFocus and Tioga Energy. Mr. Parry holds a BSc degree from Queen’s University, Canada, and an MSc degree from the University of Western Ontario. He has been awarded the Canada 125 Medal for his activist role in support of sustainability in northern Canadian resource communities.

Keimpe Keuning, Director. Mr. Keuning has been a member of our Board of Directors since December 18, 2008 and is a senior investment manager at SAM Private Equity AG, which provides investment advisory services to Robeco Group N.V., a Dutch-headquartered asset management firm wholly owned by Rabobank. Robeco was established in Rotterdam in 1929 and has offices located world-wide. Robeco offers a wide range of investment products and services to institutional and private investors. Mr. Keuning joined SAM Private Equity AG in 2006 and his focus is on Clean Technology investments. He is also on the board of directors of Enerpulse Inc., the Albuquerque based maker of the Pulstar tm pulse plug, AWS Eco Plastics Ltd., the UK based plastic bottle recycling company and SPG Solar, Inc., the solar integrator based in Novato, California. Prior to Robeco, Mr. Keuning worked from 2001 to 2006 at Fortis Bank as Associate Director where he advised a broad range of clients on numerous transactions. These included the listing of Tele Atlas on Euronext Amsterdam and the sale of the Dutch state publisher, Sdu, to ABN AMRO Capital and Allianz Capital Partners. He began his working career at Ernst & Young as a tax advisor. Mr. Keuning studied U.S. and International tax law at the University of Florida and received a master’s degree in tax law from the University of Leiden. He has also participated in executive education at the Amsterdam Institute of Finance and INSEAD.

Allan R. Kammerer, Director. Mr. Kammerer has been a member of our Board of Directors since February 10, 2009. He is a seasoned automotive industry veteran who spent 34 years with Ford Motor Company before retiring in 2008 as product development director for Jaguar Land Rover. Prior to this assignment, he served as executive director for SUV and body-on-frame vehicles in North America, where he led product development activities for Ford, Lincoln and Mercury vehicles with these platforms. In his previous work with Ford, he also served as vehicle line director for the group that developed the critically-acclaimed Ford Focus. Mr. Kammerer holds a B.S. in mechanical engineering from California State University at San Luis Obispo, and an M.S. in mechanical engineering from Stanford University.

Edward L. Mercaldo, Director. Mr. Mercaldo has been a member of our Board of Directors since November 25, 2009. He has been involved in the financing of natural resource exploration and development companies for almost thirty years. He has been a director of Norwood Resources, a TSX Venture company engaged in oil and gas exploration, since August 2001. As Executive Vice President, CFO and Director of Diamond Fields Resources Inc., he negotiated its acquisition in August 1996 by Inco Ltd. Following that transaction, he served on the Inco Ltd. board until September 2000 where he served as a member of its audit committee. He has provided financial and strategic business advice to numerous natural resource companies and has also served on the boards of several U.S. and Canadian companies. He enjoyed a career of more than 25 years as an International Commercial and Investment Banker with several leading financial institutions including Wachovia, Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities. Mr. Mercaldo is a graduate of the School of Foreign Service at Georgetown University and has completed the Advanced Management Program of the Harvard Business School.

Vincenza Sera, Director. Ms. Sera has been a member of our Board of Directors since December 5, 2009. With more than 25 years of investment banking experience, Ms. Sera is an advisor to senior executives and boards of directors. She is currently chair of the Ontario Pension Board, which she joined in 2004. From 1992 to 2004, Ms. Sera served as Managing Director of Financial Institutions Group, Investment Banking for National Bank Financial. During 2003 and 2004, she was co-head of the Canadian Financial Institutions Group (FIG) practice of Putnam Lovell NBF, which specializes in investment banking activity for global FIG clients. Ms. Sera has an MBA (finance) degree from the University of Toronto and an honors bachelor business administration (accounting) degree from the University of Windsor.

Jeremiah B. Robins, Director. Mr. Robins has been a member of our Board of Directors since February 10, 2009. He is the chairman and CEO of Great Pond Management Company (GPMC), a private equity firm he formed in 1979. Over the past three decades, Mr. Robins has participated in the development of companies in a wide range of industries, including Iron and Steel, Specialty Chemicals, HVAC, and Semiconductor Packaging. Mr. Robins also currently serves as chairman and CEO of Thermal Dynamics Corporation (TDX), a manufacturer of specialty heat exchangers for the North American OE Automotive and Industrial markets, and chairman of Rotation Dynamics Corporation (Rotadyne) a multinational manufacturer of consumables for the commercial printing industry with facilities in North, Central and South America, Eastern and Western Europe, and the People’s Republic of China. Mr. Robins maintains residences both in San Diego, California and Shanghai, PRC and divides his time between the U.S. and China.

Nicole T. Nicks, Chief Financial Officer, Treasurer and Assistant Secretary. Ms. Nicks joined us in June 2004 and has over 12 years of accounting, financial reporting and SEC filing experience. She has worked in various industries such as database management and customer retention, real estate investment trust, home building and land developing, healthcare, public sector-enterprise fund, manufacturing, and not-for-profit. Immediately prior to joining Fallbrook Technologies, Ms. Nicks worked as an independent consultant specializing in Sarbanes-Oxley compliance. Previously, she served as controller for Newgen Results Corporation. Ms. Nicks also served as Senior Audit Accountant for the San Diego office of Deloitte & Touche, LLP. Ms. Nicks holds a Business Administration/Accounting degree magna cum laude from San Diego State University’s Honors Business Program. She is a California Certified Public Accountant (inactive).

Paul A. DeHart, Chief Operating Officer. Mr. DeHart joined us in October 2009 and has more than 25 years experience in manufacturing management, program development and strategic planning. He oversees our engineering and manufacturing operations, which are based at the company’s facility in Austin, Texas. Prior to joining Fallbrook Technologies, Mr. DeHart served from 2006 to 2009 as president of Alex Dean Consulting, a manufacturing-focused interim management and consulting firm based in Ortonville, Michigan. From 2005 to 2006, he served as chief operating officer of Springfield Wire Corporation located in Springfield, Massachusetts. From 1997 to 2005, Mr. DeHart was the general manager and director of international development at L&L Products of Romeo, Michigan. Mr. DeHart holds a BSEE from the University of Rochester and an MBA from the Harvard Business School.

Alan M. Nordin, President, Bicycle Products Division. Mr. Nordin joined us in November 2004 and has 20 years of sales, product development, and business development experience in the automotive component industry, both in the U.S. and international markets. Most recently, he served as our vice president of sales and business development. Prior to joining Fallbrook Technologies, Mr. Nordin was the vice president of sales for Newgen Results Corporation, an automotive customer relationship management firm. Mr. Nordin’s previous experience also includes service as divisional manager of Global Aftermarket Operations for Visteon Corporation and global sales/marketing roles at Federal-Mogul and Echlin Inc. Mr. Nordin holds a B.A. in Business Administration from Western Michigan University.

Robert A. Smithson, FSAE, Chief Technology Officer and Vice President, Business Development.  Mr. Smithson joined us in March 2004 and is an author of several publications in the area of motor vehicle transmissions with over 21 years of engineering and management experience in the automotive, aerospace, and robotics fields. He previously served as our vice president of product development and was instrumental in our early focus on intellectual property. Prior to joining Fallbrook Technologies, Mr. Smithson served as group leader of the Drivetrain Design & NVH Group for Southwest Research Institute (SwRI) in San Antonio, Texas and as an advisor to several early stage companies in the clean tech sector. Mr. Smithson’s career includes serving as a product development engineer for Ford Motor Company in Dearborn, Michigan. He also was vice president of robot design and a co-founder of ARM Automation, Inc., and worked as a spaceflight hardware engineer for the McDonnell-Douglas Astronautics Company. Mr. Smithson holds a B.S. in Mechanical Engineering from Auburn University and an M.S. in Mechanical Engineering from the University of Texas at Austin. Additionally, he holds an Executive M.S. in Science & Technology Commercialization (named Kozmetzsky Scholar and Outstanding Graduate) from the IC2 Institute at the University of Texas at Austin. In 2009, Mr. Smithson was named a Fellow of the Society of Automotive Engineers (SAE).

Jeffrey A. Birchak, Vice President, Intellectual Property and Secretary. Mr. Birchak joined us in November 2003 and is an intellectual property (IP) attorney specializing in IP portfolio management and strategy as well as patent defense and enforcement strategies for mechanical devices. Prior to joining Fallbrook Technologies, Mr. Birchak was an associate at Knobbe, Martens, Olson & Bear LLP, a California-based IP law firm. Previously, Mr. Birchak served as a nuclear engineering instructor in the U.S. Navy submarine force, and worked as a program engineer for AlliedSignal Corporation. Mr. Birchak holds a B.S.E. cum laude in Mechanical Engineering from Arizona State University and a J.D. cum laude from California Western School of Law where he was the managing editor of the California Western Law Review and the California Western International Law Journal. He is a member of the State Bar of California and is admitted or registered to practice before the Supreme Court of the United States, the U.S. Patent and Trademark Office and the U.S. District Court for the Southern District of California.

George L. Lowe, Vice President, Operations. Mr. Lowe joined us in January 2009 and has an extensive background in the automotive industry, which includes over 30 years with Ford Motor Company. At Ford, he held a variety of positions involving leadership roles in Quality, Service, Sales, Marketing, and Product Development, both in the U.S. and globally. In June 2000, after leaving Ford, he founded his own consulting business—Lowe & Associates, LLC, providing a wide range of tailored consulting, communications, and organizational development services to the automotive industry and other businesses. Mr. Lowe served in the U.S. Army Corp of Engineers from 1969-1971. He holds a Bachelor’s Degree in Automotive Engineering Technology from Western Michigan University (Cum Laude) and a MBA from Michigan State University.

David W. Markley, Vice President, Product Development. Mr. Markley joined us in May 2004 and, prior to his current position, served as our director of engineering. Prior to joining Fallbrook Technologies, Mr. Markley worked for BAE Systems where he led the Low Cost Precision Kill laser-guided missile development project. As a rotating machinery consultant with Radian International and Mechanical & Materials Engineering, he was the program manager for Datalerttm, which provided engineering and maintenance services to 120 plants in the utility, chemical, and petrochemical industries. While working for General Dynamics Fighter Aircraft Division, Mr. Markley provided analytical and test support for the F-16, YF-22, and other military aircraft. Mr. Markley holds B.S. and M.S. degrees in Mechanical Engineering from Auburn University and is a registered Professional Engineer (PE) and Project Management Professional (PMP).

Board of Directors

Effective upon the closing of this offering, our board will consist of 8 directors. A majority of the directors will be “independent” as defined under and required by the rules of the applicable stock exchange on which our shares may trade and applicable law. At each annual meeting, our stockholders will elect our full Board of Directors. Directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote.

Committees of the Board of Directors

Our Board of Directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board of Directors. In October 2009, our Board of Directors formed an audit committee and a compensation committee. Effective upon the closing of this offering, our Board of Directors will amend the charter and function of the compensation committee to make it a compensation, nominating and corporate governance committee. The current compensation committee and the compensation, nominating and corporate governance committee are referred to in this prospectus as the “compensation committee.” In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues. The composition of the board committees will comply, when required, with the rules of the applicable stock exchange on which our shares my trade and applicable law. Our Board of Directors will adopt a written charter for each of the standing committees. These charters will be available on our website following the completion of the offering.

Audit Committee. Upon the closing of this offering, our audit committee will consist of at least 3 members, each of whom will be an “independent” director as defined under and required by the rules of the applicable stock exchange on which our shares may trade and applicable law. Our audit committee will be directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal controls over financial reporting, the committee will be responsible for discussing the effectiveness of the internal controls over financial reporting with the firm and relevant financial management.

Compensation, Nominating and Corporate Governance Committee. Upon the closing of this offering, our compensation committee will consist solely of directors who are “non-employee directors” under Section 16 of the Exchange Act, and “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee will be responsible for, among other things, supervising and reviewing our affairs as they relate to the compensation and benefits of our executive officers. In carrying out these responsibilities, the compensation committee reviews all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders. The committee will also be tasked with identifying individuals qualified to become board members; selecting, or recommending to the board, director nominees for each election of directors; developing and recommending to the board criteria for selecting qualified director candidates; considering committee member qualifications, appointment and removal; recommending corporate governance principles, codes of conduct and compliance mechanisms; and providing oversight in the evaluation of the board and each committee.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers.

Compensation Discussion and Analysis

Overview

Our compensation program is designed to attract and retain talented employees, motivate them to achieve our key financial, operational and strategic goals and reward them for superior performance. We believe that attracting and retaining high caliber executives and employees and providing them with appropriate compensation plans is critical to helping us achieve our financial, operational, personnel and strategic goals and building long-term value for our stockholders.

Compensation Determinations

Prior to this offering, we have been a private company and we have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including the audit committee and the compensation committee. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers and our Board of Directors.

In October 2009, our Board of Directors formed an audit committee and a compensation committee. Effective upon the closing of this offering, our Board of Directors will amend the charter and function of the compensation committee to make it a compensation, nominating and corporate governance committee. The current compensation committee and the compensation, nominating and corporate governance committee are referred to in this prospectus as the “compensation committee.”

The compensation committee is responsible for recommending to our full Board of Directors for approval the annual compensation and compensation plans for the members of our executive team, which currently includes the following executives:

•	Chief Executive Officer

•	Chief Financial Officer

•	Chief Operating Officer

•	Chief Technical Officer and Vice President, Business Development

•	President, Bicycle Products Division

•	Vice President, Intellectual Property

•	Vice President, Operations

•	Vice President, Product Development

The compensation committee also approves the compensation programs for our other employees on an annual basis. The compensation of these employees is typically based on the level and scope of their responsibilities and their individual performance during the fiscal year as determined through an annual review process.

Overview of Executive Compensation Program

The elements of our executive compensation program include:

•	Base salary

•	Short-term cash incentives

•	Stock option awards

We also provide the members of our executive team with insurance and a limited number of additional benefits that are typical for companies in our industry. Each of these compensation elements is described in more detail below.

In recommending to our Board of Directors the appropriate compensation to be awarded to the members of our executive team, our compensation committee includes the following objectives:

•	Equity Awards Should Comprise a Portion of Executive Compensation. We believe that a portion of executive compensation should be delivered in the form of stock option awards in order to align the long-term interests of our executives with those of our stockholders and in order to provide a retention incentive to our executives.

•	Our Executive Compensation Should Be Competitive and Fair. In order to help us attract and retain talented executives, we believe that our compensation programs should be competitive when compared to our peers and also be perceived as fair, when considered both externally as well as internally.

Compensation Process

Our compensation committee conducts a formal review of our compensation program annually. As part of this process, the compensation committee evaluates the existing compensation of each member of our executive team, each member’s individual contributions and performance, our overall financial performance, including our revenue and gross margin, and our success in achieving our overall financial, operational and strategic goals during the fiscal year. In December 2009, we engaged the services of a compensation consultant James F. Rada & Associates LLC, to make recommendations to our compensation committee regarding our compensation policies and individual compensation determinations.

Components of Compensation

As indicated above, we compensate the members of our executive team through base salary, short-term cash incentives and stock option awards, with the overall goal of motivating our key executives to help us achieve our key financial, operational and strategic goals and build long-term value for our stockholders.

Base Salary

We provide the members of our executive team with a base salary to compensate them for services provided to our company during the fiscal year.

In recommending to our Board of Directors the base salaries for our executive team members, the compensation committee considers the individual performance and contributions of the executive, our overall financial performance and relevant market data. The compensation committee evaluates the base salaries for our executive team members on an annual basis in connection with performance reviews, as well as upon a promotion or other change in responsibility.

For fiscal 2009, the base salaries of the members of our executive team were as follows:

Name and Title	Base Salary

William G. Klehm III, President, Chief Executive Officer and Chairman	$400,000
Nicole T. Nicks, Chief Financial Officer, Treasurer and Assistant Secretary	$150,000
Alan M. Nordin, President, Bicycle Products Division	$213,500
Paul A. DeHart, Chief Operating Officer	$200,000
George L. Lowe, Vice President, Operations	$200,000
Robert A. Smithson, Chief Technology Officer and Vice President, Business Development	$168,000
Jeffrey A. Birchak, Vice President of Intellectual Property	$160,000
David W. Markley, Vice President Product Development	$125,000

In December 2009, our Board of Directors approved the same base salaries for our executive team for fiscal 2010.

Short-Term Cash Incentives

Although we have provided annual cash bonus awards to members of our executive team in the past to reward our executives for their performance, there are no bonus plans currently in place. Our compensation committee is responsible for recommending to our Board of Directors target and maximum bonus amounts that may be awarded and approving the corporate and individual performance goals and criteria that will be evaluated following the completion of the fiscal year in determining any bonus amounts to be awarded. After the end of each fiscal year, the compensation committee, with input from our Chief Executive Officer, will evaluate our company’s fiscal position and each executive’s performance relative to the corporate and individual performance goals set for the fiscal year. Following this evaluation, the compensation committee is responsible for recommending to our Board of Directors the actual, if any, bonus amounts to be awarded.

Stock Option Awards

Our Board of Directors, upon recommendation of our compensation committee, grants stock options under our 2004 Stock Plan. The stock options have an exercise price equal to the fair market value of our common stock on the date of grant. Typically, 25% of the stock underlying the stock options vest and become exercisable on the one year anniversary of the date of grant with the remaining 75% vesting over 36 equal monthly installments thereafter. Vesting may be accelerated in the event of certain corporate transactions in accordance with the terms of the 2004 Stock Plan and terms in employment agreements with certain of the executive management team (as discussed below).

Other Benefits

In order to attract, retain and pay market levels of compensation, we provide the members of our executive team with the following benefits:

Health Insurance. We provide the members of our executive team and their eligible dependents, health, dental and vision insurance coverage. For fiscal 2009, the aggregate cost of these benefits was approximately $82,000.

Life and Disability Insurance. We provide our executives with life insurance coverage equal to one times the executive’s annual salary up to a maximum of $50,000. We provide disability and/or additional life insurance coverage for our President and Chief Executive Officer, William G. Klehm III. By agreement with the Board of Directors, Mr. Klehm pays 15% of the premium for the policy on his life and his estate is the named beneficiary of 15% of any distributions from that policy.

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our executives.

Perquisites. We do not have a policy of providing perquisites to our executive officers. They may on a case-by-case basis, if included in their initial offer of employment, receive reimbursement for some relocation expenses and they may receive other benefits of nominal value.

Stock Option Plans

2004 Stock Plan

Our 2004 Stock Plan was adopted by our Board of Directors and approved by our stockholders on April 16, 2004.

The 2004 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2004 Stock Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2004 Stock Plan, our Board of

Directors administers the 2004 Stock Plan and our Board of Directors has the authority to select the recipients of awards and to determine:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2004 Stock Plan, in the event of a change of control, the 2004 Stock Plan provides for acceleration of vesting of stock options under certain circumstances described below under “Executive Compensation—Employment, Termination of Employment and Change in Control Arrangements.”

As of December 31, 2009, there were outstanding options to purchase an aggregate of 12,994,466 shares of common stock under the 2004 Stock Plan at a weighted average exercise price of $0.24 per share, and there were 3,505,062 shares of common stock reserved for issuance upon exercise of options available for future grant under the 2004 Stock Plan. An aggregate of 269,351 shares of common stock have been issued upon the exercise of stock options.

2010 Stock Plan

We currently plan to adopt a new 2010 Stock Plan prior to the closing of this offering. After the effective date of the 2010 Stock Plan, we will grant no further stock options or other awards under the 2004 Stock Plan. The 2010 Stock Plan will maintain a number of shares reserved or issuable pursuant to the plan equal to     % of the common stock issued and outstanding.

Policies and Procedures for Related Person Transactions

In connection with this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, effective as of the date of, and applicable to transactions on or after, the offering, pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent committee of our Board of Directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, will first be presented to our audit committee (or the relevant independent committee) for review, consideration, and approval. All of our directors, executive officers, and employees will be required to report any such related person transaction to our audit committee. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee (or the relevant independent committee), including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee (or the relevant independent committee) shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee (or the relevant independent committee) determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission, or amendment of the transaction.

Employment, Termination of Employment and Change in Control Arrangements

Employment Agreement with William G. Klehm III. We have entered into an employment agreement with our Chief Executive Officer, William G. Klehm III, effective May 3, 2007, which agreement was amended January 16, 2008. The initial term under this employment agreement expired May 2, 2008 and thereafter the agreement term is automatically extended for additional one-year periods unless either we or Mr. Klehm give written notice of the termination of the agreement at least 90 days prior to the end of any extension of the term.

This employment agreement provides that in the event of a termination of Mr. Klehm’s employment by us without cause or a termination of employment by him for good reason, Mr. Klehm’s remaining unvested stock awards will fully vest and Mr. Klehm will be entitled to payment of his base salary for 6 months (exclusive of bonus or incentive payments) and the continuation of his benefits for 6 months following the date of termination.

For purposes of this employment agreement, “cause” means, as determined in good faith by our Board of Directors, (i) willful misconduct which materially damages us; (ii) willful and material misappropriation of our assets; or (iii) conviction of, or a plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; and “good reason” means Mr. Klehm’s resignation within 60 days of (i) any reduction in his base salary, other than a reduction in base salary in connection with general cost-cutting objectives instituted by us which reduction is proportional when compared to reductions of other of our employees; (ii) termination of his service as a member of our Board of Directors (other than a termination as a result of his voluntary resignation from the Board of Directors); (iii) a change in title or a change in his position which materially reduces his duties, authority, reporting, position or level of responsibility without his consent; or (iv) any requirement that he relocate his place of employment by more than 50 miles from his then-current office without his consent.

Employment Agreements with other Named Executive Officers. We have entered into employment agreements with Nicole T. Nicks, Alan M. Nordin, and Robert A. Smithson, each of which were effective April 15, 2008, and George L. Lowe, effective January 22, 2010. Each agreement expires following a two-year term and thereafter will automatically extend for another twelve months unless either we or the executive give written notice of the termination of the agreement at least 30 days prior to the end of the term.

These employment agreements provide that in the event of a termination of the executive’s employment by us without cause or a termination of employment by the executive for good reason, the executive’s remaining unvested stock awards will fully vest and the executive will be entitled to payment of his base salary for 6 months (exclusive of bonus or incentive payments) and the continuation of his benefits for 6 months following the date of termination.

For purposes of these employment agreements, “cause” means (i) any willful and material breach of the agreement by the executive; (ii) any willful or gross neglect by the executive of his duties and responsibilities under the agreement; (iii) any fraud, criminal misconduct, breach of fiduciary duty, dishonesty, or gross and willful misconduct by the executive in connection with the performance of his duties and responsibilities under the agreement; (iv) the executive being legally intoxicated or under the influence of illegal or illegally obtained drugs during business hours or while on call, or being habitually drunk or addicted to drugs (provided that this shall not restrict the executive from taking physician-prescribed medication in accordance with the applicable prescription); (v) conviction of, or a plea of “guilty” or “no contest” to a felony or crime of moral turpitude under the laws of the United States or any state thereof; (vi) any action by the executive that may materially impair or materially damage our reputation; (vii) insubordinate disregard of any lawful direction of material consequence given to the executive by us; or (viii) repeated failure or refusal to comply with our policies and procedures; provided that if the executive is to be terminated pursuant to subsections (i), (ii), (vi), (vii), or (viii), the executive will receive notice and 30 days to cure; and “good reason” means (A) any reduction by us of the executive’s base salary, or (B) an action by us that causes the executive, without executive’s consent, to relocate to a facility or location more than 50 miles from his then current location; provided that in any of the above-circumstances, we shall not have cured any such matter within 30 days after written notice with executive’s intention to terminate for good reason has been given by the executive to us.

Change of Control Arrangements. Our 2004 Stock Plan provides that in the event of a corporate transaction (including without limitation a change of control), each outstanding option or stock purchase right shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right shall terminate upon the consummation of the transaction; provided that in the event (i) of a change of control, and (ii) a person holding an option or stock purchase right assumed or substituted by a successor corporation or a parent or subsidiary of such successor corporation in the change of control, or holding restricted stock issued upon exercise of an option or stock purchase right with respect to which the successor corporation has succeeded to a repurchase right as a result of the change of control, is involuntarily terminated by the successor corporation without cause at the time of, or within eighteen months following the consummation of, the transaction, then any assumed or substituted option or stock purchase right held by the terminated participant at the time of termination shall accelerate and become exercisable as to the number of shares then unvested, and any repurchase right applicable to any shares shall lapse as to 100% of the number of shares as to which the repurchase right would otherwise be applicable, in each case assuming the participant remained in continuous service status for such period. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence would occur immediately prior to the effective date of termination of the participant’s continuous service status.

In addition, notwithstanding anything to the contrary in our 2004 Stock Plan, the stock option agreements of our first 30 employees, which includes William G. Klehm III, Nicole T. Nicks, Alan M. Nordin and Robert A. Smithson, provide for acceleration of vesting of stock options held by such persons as follows: in the event of a change of control, (i) if the optionee remains as a service provider with the successor corporation or a parent or subsidiary of the successor corporation after the change of control, then the stock options of each such optionee must be assumed or an equivalent option or right shall be substituted by the successor corporation; and (ii) if the optionee does not remain as a service provider with the successor corporation immediately after the consummation of the change of control, at the successor corporation’s election, or such optionee’s stock option is assumed or substituted by the successor corporation in the change of control and the optionee is subject to an involuntary termination by the successor corporation at the time of, or at any time following the consummation of the change of control and during the vesting period of such optionee’s stock option, then any assumed or substituted stock option of the successor corporation held by the terminated optionee at the time of termination shall accelerate and become exercisable as to the number of shares then unvested immediately prior to the effective date of termination of the optionee’s status as a service provider.

For these purposes, the following terms have the definitions described below under our 2004 Stock Plan:

•	“corporate transaction” means a sale of all or substantially all of our assets, or a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, or the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of our then outstanding shares of capital stock;

•	“change of control” means (i) a sale of all or substantially all of our assets, or (ii) any merger, consolidation or other business combination transaction of us with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of our voting capital stock (or the surviving entity) outstanding immediately after such transaction, (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of our capital stock, or (iv) a contested election of directors, as a result of which or in connection with which the persons who were directors before such election or their nominees (the “incumbent directors”) cease to constitute a majority of our

Board of Directors; provided however that if the election or nomination for election by our stockholders, of any new director was approved by a vote of at least 50% of the incumbent directors, such new director shall be considered as an incumbent director;

•	“involuntary termination” means termination of status as a service provider under the following circumstances: (i) termination without cause; or (ii) voluntary termination within 30 days following (A) a material reduction in job responsibilities, provided that neither a mere change in title alone nor reassignment following a change of control to a position that is substantially similar to the position held prior to the change of control shall constitute a material reduction in job responsibilities; (B) relocation of the work site to a facility or location more than 50 miles from the principal work site at the time of the change of control; or (C) a reduction in the then-current base salary provided that an across-the-board reduction in the salary level of all other employees or consultants in similar positions by the same percentage amount as part of a general salary level reduction shall not constitute such a salary reduction; and

•	“cause” means (i) the willful failure substantially to perform duties and responsibilities to us or a deliberate violation of our policies; (ii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; (iii) unauthorized use or disclosure of any of our proprietary information or trade secrets or the proprietary information or trade secrets of any other party to whom the person owes an obligation of nondisclosure as a result of his or her relationship with us; or (iv) willful breach of any obligations under any written agreement or covenant with us.

Indemnification of Officers

Our amended and restated certificate of incorporation provides that we may indemnify our officers to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that (i) we are required to indemnify our officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions, (ii) we are required to advance expenses, as incurred, to our officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions and (iii) the rights conferred in the amended and restated bylaws are not exclusive.

We will enter into indemnification agreements with each of our executive officers to give these individuals additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. We have obtained directors’ and officers’ insurance providing coverage for all of our officers for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified officers.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to our chief executive officer and our other four highest paid executive officers. Qualifying performance-based compensation will not be subject to this deduction limit if certain requirements are met. The non-performance-based compensation paid in cash to our executive officers in 2009 did not exceed the $1 million limit per officer, and the compensation committee does not anticipate that the non-performance-based compensation to be paid to our executive officers for 2010 will exceed that limit.

The compensation committee has and will continue to periodically review and consider the deductibility of executive compensation under Section 162(m) in designing our compensation programs and arrangements. The compensation committee reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the officer’s performance.

Compensation of Named Executive Officers

The following table sets forth the compensation earned by our principal executive officer, our principal financial officer and our three most highly compensated executive officers for the fiscal year ended December 31, 2009. These five officers are referred to as our “named executive officers” in this registration statement. Bonuses are generally paid in the year following the year in which the bonus is earned. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

	2009 SUMMARY COMPENSATION TABLE
						Non-
						Equity
						Incentive
				Stock	Option	Plan	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Position	Year	($)(1)	($)	($)	($)(2)	($)	($)	($)
William G. Klehm III, Chief Executive Officer	2009	400,000	50,000	—	164,373	—	—	614,373
Nicole T. Nicks, Chief Financial Officer	2009	148,022	8,000	—	7,322	—	—	163,344
Alan M. Nordin, President, Bicycle Division	2009	212,608	8,000	—	7,561	—	—	228,169
George L. Lowe, Vice President, Operations	2009	200,000	—	—	960	—	25,000 (3)	225,960
Robert A. Smithson, Chief Technology Officer and Vice President, Business Development	2009	164,737	22,000	—	18,448	—	—	205,185

(1)	Represents actual salary paid in the fiscal year ended December 31, 2009, as certain salaries were changed after January 1, 2009.

(2)	The value of the stock awards and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards granted to employees in exchange for services over the requisite service period, which is typically the vesting period.

(3)	Mr. Lowe received a $25,000 reimbursement of relocation expenses.

Grant of Plan-Based Awards in Fiscal Year 2009

We made the following stock option grants or restricted stock awards to our named executive officers during the fiscal year ended December 31, 2009.

		No. of Securities	Option	Fair Market
		Underlying	Exercise Price	Value on Grant
Name	Grant Date	Options	per Share	Date
William G. Klehm III	02/08/2009	5,472,769	$0.22	$1,094,554
Nicole T. Nicks	02/08/2009	243,790	$0.22	$48,758
Alan M. Nordin	02/08/2009	251,740	$0.22	$50,348
Robert A. Smithson	02/08/2009	614,223	$0.22	$122,845
George L. Lowe	4/24/2009	25,000	$0.22	$5,000
	10/22/2009	25,000	$0.10	$2,500

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table shows outstanding equity awards held by our named executive officers as of December 31, 2009.

	Option Awards(1)
			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Option
			Unexercised	Unexercised	Exercise	Option
			Option (#)	Options (#)	Price	Expiration
Name	Grant Date		Exercisable	Unexercisable	($)	Date
William G. Klehm III	5/06/2004	(2)	1,315,734	146,193	0.0720	5/05/2014
	7/13/2007		236,645	63,355	1.3000	7/12/2017
	2/08/2009			5,472,769	0.2200	2/07/2019
Nicole T. Nicks	1/28/2005		10,000	–	0.1720	1/27/2015
	6/25/2005		30,000	–	0.2300	6/24/2015
	6/20/2006		12,000	–	0.7478	6/19/2016
	9/10/2007		16,111	3,889	1.3000	9/09/2017
	2/08/2009			243,790	0.2200	2/07/2019
Alan M. Nordin	1/28/2005		41,000	–	0.1720	1/27/2015
	6/25/2005		22,000	–	0.2300	6/24/2015
	6/20/2006		12,000	–	0.7478	6/19/2016
	4/03/2007		8,000	–	1.3000	4/02/2017
	2/08/2009			251,740	0.2200	2/07/2019
Robert A. Smithson	4/16/2004	(3)	248,600		0.0720	4/15/2014
	6/20/2006		30,000		0.7478	6/19/2016
	2/08/2009			614,223	0.2200	02/07/2019
George L. Lowe	4/24/2009	(4)		25,000	0.2200	4/23/2019
	10/22/2009			25,000	0.1000	10/21/2019

(1)	Unless indicated otherwise, options to purchase common stock vest 1/3rd on the first anniversary of the grant date and in 24 equal monthly installments thereafter.

(2)	Options to purchase 584,771 shares of common stock vest based on achievement of certain performance goals. Three of these performance goals were met as of December 31, 2005. The remaining options to purchase 877,156 shares of common stock vest 1/6th after six months from the date of grant and in 30 equal monthly installments thereafter.

(3)	Vests monthly over 36 months.

(4)	Vests 1/4th on the first anniversary of the date of grant and in 36 equal monthly installments thereafter.

Option Exercises and Stock Vested

Our named executive officers did not exercise any options in the fiscal year ended December 31, 2009 and there are currently no outstanding stock awards (other than options).

Director Compensation

The compensation committee is responsible for evaluating and recommending to our Board of Directors the compensation to be paid to the non-employee members of our Board of Directors for their service. No compensation is paid to any director who is also an employee of our company for the services provided as a director.

Current Director Compensation

Cash payments

Mr. Allan R. Kammerer receives a cash payment of $1,250 for each Board of Directors meeting that he attends in person. No other directors received cash payments for their director service in 2009. We reimburse all directors for reasonable expenses incurred to attend our board and board committee meetings.

Stock Option Awards

It is the current policy of the Board of Directors to grant to each individual who joins our board as a non-employee director at the time of such initial election or appointment, an option to purchase a number of shares of our common stock vesting over a three-year period. Each option granted is to have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a maximum term of ten years, subject to earlier termination should the optionee cease to serve as a member of our Board of Directors, and in such case within 90 days thereafter.

Future Director Compensation

For 2010, we will pay each director that is not an employee and does not represent a principal stockholder an annual cash retainer of $15,000. Additionally, we will pay each director that serves as a committee chair an annual cash retainer of $5,000. We intend to review our director compensation policies annually to determine if any changes to our director compensation are advisable.

Director Summary Compensation Table

2009 DIRECTOR COMPENSATION
Fees
	Earned or			Non-Equity	All Other
	Paid in	Stock	Option	Incentive Plan	Compensation
Name	Cash ($)	Awards ($)	Awards ($)	Compensation ($)	($)	Total($)

Gary E. Jacobs	–	–	–	–	–	–
Steven E. Parry	–	–	–	–	–	–
Keimpe Keuning	–	–	–	–	–	–
Allan R. Kammerer	5,000	–	1,700	–	–	6,700
Edward L. Mercaldo	–	–	257	–	–	257
Vincenza Sera	–	–	188	–	–	188
Jeremiah B. Robins	–	–	–	–	–	–

Limitation of Liability and Indemnification of Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation may eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides that we may indemnify our directors to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that (i) we are required to indemnify our directors to the fullest extent permitted by Delaware law, subject to certain very limited exceptions, (ii) we are required to advance expenses, as incurred, to our directors in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions, and (iii) the rights conferred in the amended and restated bylaws are not exclusive.

We will enter into indemnification agreements with each of our directors to give these individuals additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and restated bylaws and to provide additional procedural protections. We have obtained directors’ and officers’ insurance providing coverage for all of our directors for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified directors.

Certain Relationships and Related Party Transactions

Since January 1, 2006, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Series D Convertible Preferred Private Placement

November 2009 Private Placement

On November 16, 2009, we issued an aggregate of 10,020,040 shares of Series D convertible preferred stock to 28 accredited investors at a price of $0.3992 per share for aggregate proceeds of approximately $4 million. Immediately prior to the closing of this offering, these shares will automatically convert into 10,020,040 shares of common stock. The table below sets forth the number of shares of our Series D convertible preferred stock sold to our directors and 5% or greater stockholders and their affiliates in connection with our Series D convertible preferred stock financing in November 2009:

	Shares of Series D	Aggregate
	Convertible	Purchase
Name	Preferred Stock	Price

Affiliates of Robeco Group N.V.(1)	2,156,054	$860,697
NGEN III, L.P.(2)	1,628,256	$650,000
Mercaldo Family Trust Dated October 8, 2002(3)	2,302,800	$919,278
Jacobs Investment Company LLC(4)	556,286	$222,069
Allan R. Kammerer(5)	125,250	$50,000
Vincenza Sera(6)	187,875	$75,000

Total	6,956,521	$2,777,044

(1)	Affiliates of Robeco Group N.V. includes Robeco Clean Tech Private Equity II (EUR) (“CT EUR”), Robeco Master Clean Tech Private Equity II (USD) (“CT USD”) (each of CT EUR and CT USD, a “Robeco Fund”) and CT II LP. The Robeco Funds are Dutch law funds for joint accounts (fondsen voor gemene rekening). The Robeco Funds do not have legal status but are each formed by means of a contractual arrangement between a special purpose manager and a special purpose custodian. The manager is a Dutch law private limited liability company (besloten vennootschap) and the custodian is the Dutch law equivalent of a foundation (stichting). The custodians of CT EUR and CT USD are Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD), respectively. Each custodian is the legal owner of the assets of the respective Robeco Fund and investors in the funds are the economic beneficiaries of the funds. Robeco Institutional Asset Management BV (“RIAM”) owns and manages the manager of each Robeco Fund through a subsidiary limited liability company and controls each custodian. This construction indirectly gives RIAM full powers over the Robeco Funds and the custodians, including the power to vote and dispose of the shares of Fallbrook Technologies. RIAM has outsourced the investment advisory services of the Robeco Funds to SAM Private Equity AG. Keimpe Keuning, a member of our Board of Directors, is a Senior Investment Manager at and employed by SAM Private Equity AG.

CT II LP is a Delaware limited partnership with a Delaware limited liability company as the general partner. A trust is the sole member of the general partner. The trust has U.S. natural persons not otherwise affiliated with Robeco as trustees. RIAM is appointed as investment manager to the fund. RIAM has outsourced the investment advisory services of the funds to SAM Private Equity AG.

(2)	Steven E. Parry, a member of our Board of Directors, is a managing director of NGEN Mgt. II, LLC, which is the manager of NGEN Partners III, LLC, which is the general partner of NGEN III, L.P.

(3)	Edward L. Mercaldo, a member of our Board of Directors, is the trustee of the Mercaldo Family Trust Dated October 8, 2002.

(4)	Gary E. Jacobs, a member of our Board of Directors, is the Managing Director of the Jacobs Investment Company LLC.

(5)	Allan R. Kammerer is a member of our Board of Directors.

(6)	Vincenza Sera is a member of our Board of Directors.

December 2008 Private Placement

On December 18, 2008, we issued an aggregate of 63,607,402 shares of Series D convertible preferred stock to 28 accredited investors at a price of $0.3992 per share for gross proceeds before offering costs of approximately $20.6 million and $4.8 million conversion of principal and accrued interest on convertible debt. Immediately prior to the closing of this offering, these shares will automatically convert into 63,607,402 shares of common stock. The table below sets forth the number of shares of our Series D convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series D convertible preferred stock financing in December 2008:

	Shares of Series D	Aggregate
	Convertible	Purchase
Name	Preferred Stock	Price

Affiliates of Robeco Group N.V.(1)	25,050,100	$10,000,000
NGEN III, L.P.(2)	25,050,100	$10,000,000
Affiliates of Fallbrook Series of LTS Capital Partners II, LLC	5,459,706	$2,179,515
Jacobs Investment Company LLC(3)	4,128,391	$1,648,054
Jeremiah B. Robins Trust(4)	654,356	$261,219

Total	60,342,653	$24,088,788

(1)	Affiliates of Robeco Group N.V. includes Robeco Clean Tech Private Equity II (EUR) (“CT EUR”), Robeco Master Clean Tech Private Equity II (USD) (“CT USD”) (each of CT EUR and CT USD, a “Robeco Fund”) and CT II LP. The Robeco Funds are Dutch law funds for joint accounts (fondsen voor gemene rekening). The Robeco Funds do not have legal status but are each formed by means of a contractual arrangement between a special purpose manager and a special purpose custodian. The manager is a Dutch law private limited liability company (besloten vennootschap) and the custodian is the Dutch law equivalent of a foundation (stichting). The custodians of CT EUR and CT USD are Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD), respectively. Each custodian is the legal owner of the assets of the respective Robeco Fund and investors in the funds are the economic beneficiaries of the funds. Robeco Institutional Asset Management BV (“RIAM”) owns and manages the manager of each Robeco Fund through a subsidiary limited liability company and controls each custodian. This construction indirectly gives RIAM full powers over the Robeco Funds and the custodians, including the power to vote and dispose of the shares of Fallbrook Technologies. RIAM has outsourced the investment advisory services of the Robeco Funds to SAM Private Equity AG. Keimpe Keuning, a member of our Board of Directors, is a Senior Investment Manager at and employed by SAM Private Equity AG.

CT II LP is a Delaware limited partnership with a Delaware limited liability company as the general partner. A trust is the sole member of the general partner. The trust has U.S. natural persons not otherwise affiliated with Robeco as trustees. RIAM is appointed as investment manager to the fund. RIAM has outsourced the investment advisory services of the funds to SAM Private Equity AG.

(2)	Steven E. Parry, a member of our Board of Directors, is a managing director of NGEN Mgt. II, LLC, which is the manager of NGEN Partners III, LLC, which is the general partner of NGEN III, L.P.

(3)	Gary E. Jacobs, a member of our Board of Directors, is the Managing Director of the Jacobs Investment Company LLC.

(4)	Jeremiah B. Robins, a member of our Board of Directors, is the trustee of the Jeremiah B. Robins Trust.

Series C Convertible Preferred Private Placement

Between November 1, 2005 and August 30, 2006, we sold an aggregate of 3,012,765 shares of our Series C convertible preferred stock to 132 accredited investors at a purchase price of $5.342 per share for aggregate proceeds of approximately $16.1 million. Immediately prior to the closing of this offering, these shares will automatically convert into 4,173,550 shares of common stock. The table below sets forth the number of shares of our Series C convertible preferred stock sold to our directors and 5% or greater stockholders and their affiliates in connection with our Series C convertible preferred stock financings:

	Shares of Series C	Aggregate
	Convertible	Purchase
Name	Preferred Stock	Price

Jacobs Investment Company LLC(1)	200,000	$1,068,300
Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust(2)	362,703	$1,937,378
David and Lois Nordin, Joint Tenants(3)	2,000	$10,683
Ruth M. Klehm Revocable Trust(4)	1,051	$5,614
John L. Klehm, Sr.(5)	2,000	$10,683
A Finley and Ruth M France(6)	1,051	$5,614
Davis Affiliates, LP(7)	9,673	$51,668
Madison Ventures, LLC(8)	12,029	$64,253
Timothy S. Davis Trust(9)	9,361	$50,002
James Alexandre(10)	150,000	$801,225
Ernest H. Pomerantz(11)	150,000	$801,225
Hugh Thompson III(12)	11,232	$59,996
Total	911,100	$4,866,641

(1)	Gary E. Jacobs, a member of our Board of Directors, is the Managing Director of the Jacobs Investment Company LLC.

(2)	Gary E. Jacobs, a member of our Board of our Directors, is trustee of the Jacobs Family Trust.

(3)	Davis Nordin is the brother of Alan Nordin, our President, Bicycle Products Division.

(4)	Ruth Klehm is the mother of William G. Klehm, III, our President, Chief Executive Officer and Chairman.

(5)	Ruth Klehm is the brother of William G. Klehm, III, our President, Chief Executive Officer and Chairman.

(6)	Ruth France is the mother of William G. Klehm, III, our President, Chief Executive Officer and Chairman.

(7)	Lee Davis is a former director of the company and a partner at Davis Affiliates, LP.

(8)	Lee Davis is a former director of the company and a manager of Madison Ventures, LLC.

(9)	Timothy Davis is the brother of Lee Davis, a former director of the company.

(10)	James Alexandre is a former director of the company.

(11)	Ernest Pomerantz is a former director of the company.

(12)	Hugh Thompson is a former director of the company.

Viryd Technologies Inc.

We have entered into the following agreements with Viryd Technologies Inc.:

•	License Agreement with Viryd Technologies Inc. (“Viryd”) dated February 14, 2008, as amended November 25, 2008 (the “License Agreement”). Under the terms of the License Agreement, we granted an exclusive license to Viryd under certain of our patents for use in the field of wind turbines for conversion of wind energy into electrical power, and potentially other fields of use if we reach agreement with Viryd in the future. Viryd will pay us a royalty for products it commercializes that incorporate our patented technology. Viryd has obligations it would need to satisfy in order to retain exclusivity under the License Agreement.

•	Patent Assignment Agreement with Viryd Technologies, Inc. dated February 15, 2008, as amended November 25, 2008. We assigned certain patent applications to Viryd that had application in the field of wind turbines for conversion of wind energy into electrical power. Viryd will pay us a royalty for products it commercializes that incorporate the technology covered by the transferred patent applications, unless we are already receiving a royalty under the License Agreement on the same product or if the product incorporates a continuously variable transmission that we supplied to Viryd.

•	Engineering Services Agreement with Viryd Technologies Inc. dated April 28, 2008, as amended June 10, 2008 and November 25, 2008. Under the terms of the Engineering Services Agreement, we provide services to Viryd that consist of optimizing our NuVinci technology for Viryd’s applications. Viryd pays us fees for these services.

•	Master Agreement with Viryd Technologies Inc. dated November 25, 2008. We entered into this Master Agreement with Viryd in order to amend various terms of the License Agreement, Patent Assignment Agreement, Engineering Services Agreement and Support Services Agreement that we previously entered into with Viryd.

•	Support Services Agreement with Viryd Technologies Inc. dated February 15, 2008, as amended by the First Amendment dated March 3, 2008. Under the terms of the Support Services Agreement, we provide various services to Viryd, including but not limited to engineering services, patent prosecution services, back-office support (including human resources and accounting). Viryd pays us fees for these services.

Our directors and executive officers as a group, and Gary E. Jacobs as an individual, beneficially own, as of December 31, 2009, approximately 21% and 20%, respectively, of the outstanding voting securities of Viryd Technologies Inc.

Agreements with our Stockholders

We have entered into a registration rights agreement with our holders of convertible preferred stock. The registration rights agreement provides (i) that holders of convertible preferred stock and certain holders of warrants to purchase common stock have the right to demand that we file a registration statement, subject to certain limitations, and (ii) that holders of convertible preferred stock and certain holders of warrants to purchase common stock have the right to request that their shares be covered by a registration statement that we are otherwise filing. See the “Shares Eligible for Future Sale—Registration Rights” section of this prospectus for a further discussion of these registration rights.

Agreements with Directors

We have entered into a Professional Services agreement with Automotive Support Group LLC, which is an entity affiliated with our director, Allan R. Kammerer. This agreement provides for payment of a fee of $1,250 plus approved expenses for each day or any substantial portion thereof that Mr. Kammerer provides services on site at the Company’s facilities as requested by the Company.

Gary E. Jacobs has personally guaranteed our line of credit with Wells Fargo. In consideration of such guarantee, we have issued to the Jacobs Family Trust a warrant to purchase 3,100,753 shares of the Company’s common stock at an exercise price of $0.3992.

Agreements with Executive Officers

We entered into a Professional Services Agreement with Design and Conquer Creative Alliance, which is an entity affiliated with our vice president of operations, George L. Lowe. Mr. Lowe has not provided us any services under this agreement since his employment by the Company, but we continue to use the services of his associate under the same consulting agreement, and in 2009 we paid $500.00 for consulting services to his associate under this agreement. This agreement, as amended, provides for consulting services at compensation rates ranging from $75 to $96 per hour plus approved expenses. Mr. Lowe has not provided consulting services to us subsequent to his employment with us.

Principal Stockholders

The following table sets forth as of December 31, 2009 information regarding the beneficial ownership of shares of our common stock for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. Beneficial ownership has been determined in accordance with the rules of the SEC. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner. SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

For purposes of calculating beneficial ownership, we have assumed that, as of December 31, 2009:

•	There are 112,767,656 shares outstanding, assuming the conversion of all outstanding shares of preferred stock to 101,106,801 shares of common stock, immediately prior to the closing of this offering;

•	We will issue shares of common stock in the offering; and

•	The underwriters have not exercised their option to purchase additional shares.

Unless otherwise noted below, the address for each holder listed below is c/o Fallbrook Technologies Inc., 9444 Waples Street, Suite 410, San Diego, California 92121.

			Shares
	Shares		Beneficially
	Beneficially		Owned
	Owned Before Offering		After Offering
	Shares	Percent	Shares	Percent

5% or Greater Stockholders:
Entities associated with Robeco Group N.V.(1)	27,206,154	24.1%	27,206,154
NGEN III, L.P.(2)	26,678,356	23.7%	26,678,356
Entities associated with Gary E. Jacobs(3)	13,691,491	12.1%	13,691,491
Motion Systems, Inc.(4)	9,976,571	8.8%	9,976,571
Entities associated with Richard Intrater(5)	5,459,706	4.8%	5,459,706
Directors and Executive Officers:
William G. Klehm III(6)	3,544,836	3.0%	3,544,836
Gary E. Jacobs(3)	13,691,491	12.1%	13,691,491
Steven E. Parry(7)	26,678,356	23.7%	26,678,356
Keimpe Keuning(1)	27,206,154	24.1%	27,206,154
Allan R. Kammerer(8)	142,750	*	142,750
Edward L. Mercaldo(9)	2,500,019	2.2%	2,500,019
Vincenza Sera(10)	187,875	*	187,875
Jeremiah B. Robins(11)	691,106	*	691,106
Nicole T. Nicks(12)	193,326	*	193,326
Paul A. DeHart	—	*	—
Alan M. Nordin(13)	209,296	*	209,296
Robert A. Smithson(14)	484,741	*	484,741
Jeffrey A. Birchak(15)	243,161	*	243,161
George L. Lowe	—	*	—
David W. Markley(16)	68,950	*	68,950
All directors and executive officers as a group (15 persons)	75,842,061	62.9%	75,842,061
All 5% or greater stockholders, directors and executive officers as a group (17 entities and persons)	91,278,338	75.7%	91,278,338

*	Represents beneficial ownership of less than 1%

(1)	Consists of (a) 8,229,861 shares of common stock held by Stichting Custody Robeco Master Clean Tech II (EUR) (re: RCTPE II (EUR)) issuable upon conversion of convertible preferred stock, (b) 6,733,524 shares of common stock held by Stichting Custody Robeco Master Clean Tech II (USD) (re: RCTPE II (USD) issuable upon conversion of convertible preferred stock, and (c) 12,242,769 shares of common stock held by Robeco Clean Tech Co-Investment, L.P. issuable upon conversion of convertible preferred stock. The address of Robeco is Coolsingel 120, 3011 AG Rotterdam, The Netherlands. Mr. Keuning disclaims beneficial ownership of the shares held by the Robeco entities, except to the extent of his pecuniary interest therein.

(2)	Consists of 26,678,356 shares of common stock issuable upon conversion of convertible preferred stock held by NGEN III, L.P. The address of NGEN III, L.P. is 1114 State Street, Suite 247, Santa Barbara, California 93101. NGEN Partners III, L.L.C, the general partner of NGEN III, L.P., through its manager, NGEN Mgt. II, LLC, may be deemed to have sole power to vote and dispose of the shares that are directly owned by NGEN III, L.P. and Peter Grubstein, Rosemary Ripley, Rob Koch and Mr. Parry, the managing directors of NGEN Mgt. II, LLC, may be deemed to have shared power to vote and dispose of such shares.

(3)	Consists of (a) 5,701,830 shares of common stock issuable upon conversion of convertible preferred stock held by Jacobs Investment Company LLC, (b) 34,730 shares of common stock and 2,456,507 shares of common stock issuable upon conversion of convertible preferred stock held by Jacobs Family Trust, (c) 1,171,169 shares of common stock issuable upon conversion of the convertible preferred stock held by Gary E. Jacobs Grantor Retained Annuity Trust dated January 12, 2010, (d) 1,171,169 shares of common stock issuable upon conversion of convertible preferred stock held by Jerri-Ann Jacobs Grantor Retained Annuity Trust dated January 12, 2010, (e) 3,100,753 shares of common stock issuable upon exercise of an outstanding warrant held by Jacobs Family Trust and (f) 55,333 shares of common stock issuable upon exercise of outstanding options held by Mr. Jacobs. Mr. Jacobs, the manager of Jacobs Investment Company LLC and trustee of Jacobs Family Trust, trustee of Gary E. Jacobs Grantor Retained Annuity Trust dated January 12, 2010, and trustee of Jerri-Ann Jacobs Grantor Retained Annuity Trust dated January 12, 2010 may be deemed to have sole power to vote and dispose of the shares that are directly owned by Jacobs Investment Company LLC, Jacobs Family Trust, Gary E. Jacobs Grantor Retained Annuity Trust dated January 12, 2010, Jerri-Ann Jacobs Grantor Retained Annuity Trust dated January 12, 2010.

(4)	Consists of 9,976,571 shares of common stock issuable upon conversion of convertible preferred stock held by Motion Systems, Inc., Donald Miller, the president of Motion Systems, Inc, may be deemed to have sole power to vote and dispose of the shares that are directly owned by Motion Systems, Inc.

(5)	Consists of 5,459,706 shares of common stock issuable upon conversion of convertible preferred stock held by Fallbrook Series of LTS Capital Partners II, LLC. Mr. Intrater, the manager of LTS Capital Partners II, LLC, may be deemed to have sole power to vote and dispose of the shares that are directly owned by LTS Capital Partners II, LLC.

(6)	Consists of 3,544,836 shares of common stock issuable upon exercise of outstanding options held by Mr. Klehm.

(7)	Consists of 26,678,356 shares of common stock issuable upon conversion of convertible preferred stock held by NGEN III, L.P. NGEN Partners III, L.L.C, the general partner of NGEN III, L.P., through its manager, NGEN Mgt. II, LLC, may be deemed to have sole power to vote and dispose of the shares that are directly owned by NGEN III, L.P. and Peter Grubstein, Rosemary Ripley, Rob Koch and Mr. Parry, the managing directors of NGEN Mgt. II, LLC, may be deemed to have shared power to vote and dispose of such shares. Mr. Parry disclaims beneficial ownership in the shares held by NGEN III, L.P., except to the extent of his pecuniary interest therein.

(8)	Consists of 142,750 shares of common stock issuable upon conversion of convertible preferred stock held by Mr. Kammerer.

(9)	Consists of 2,500,019 shares of common stock issuable upon conversion of convertible preferred stock held by Mercaldo Family Trust Dated October 8, 2002. Mr. Mercaldo, the trustee of Mercaldo Family Trust Dated October 8, 2002, may be deemed to have sole power to vote and dispose of the shares that are directly owned by Mercaldo Family Trust Dated October 8, 2002.

(10)	Consists of 187,875 shares of common stock issuable upon conversion of convertible preferred stock held by Ms. Sera.

(11)	Consists of (a) 654,356 shares of common stock issuable upon conversion of convertible preferred stock held by the Jeremiah B. Robins Trust. (b) 36,750 shares of common stock issuable exercise of outstanding options held by Mr. Robins. Mr. Robins, the trustee of the Jeremiah B. Robins Trust, may be deemed to have sole power to vote and dispose of the shares that are directly owned by the Jeremiah B. Robins Trust.

(12)	Consists of (a) 20,000 shares of common stock and 22,841 shares of common stock issuable upon conversion of convertible preferred stock held by Jeffrey & Nicole Nicks Family Trust DTD 5/10/2002, and (b) 150,485 shares of common stock issuable upon exercise of outstanding options held by Ms. Nicks. Ms. Nicks, the trustee of the Jeffrey & Nicole Nicks Family Trust DTD 5/10/2002, may be deemed to have sole power to vote and dispose of the shares that are directly owned by the Jeffrey & Nicole Nicks Family Trust DTD 5/10/2002.

(13)	Consists of (a) 12,000 shares of common stock and 30,383 shares of common stock issuable upon conversion of convertible preferred stock held by The Alan M. Nordin and Megan E. Nordin Living Trust, and (b) 166,913 shares of common stock issuable upon exercise of outstanding options held by Mr. Nordin. Mr. Nordin, the trustee of The Alan M. Nordin and Megan E. Nordin Living Trust, may be deemed to have sole power to vote and dispose of the shares that are directly owned by The Alan M. Nordin and Megan E. Nordin Living Trust.

(14)	Consists of (a) 1,400 shares of common stock held by Mr. Smithson, and (b) 483,341 shares of common stock issuable upon exercise of outstanding options held by Mr. Smithson.

(15)	Consists of (a) 35,000 shares of common stock held by Mr. Birchak, and (b) 208,161 shares of common stock issuable upon exercise of outstanding options held by Mr. Birchak.

(16)	Consists of (a) 40,000 shares of common stock held by Mr. Markley, and (b) 28,950 shares of common stock issuable upon exercise of outstanding options held by Mr. Markley.

Description of Capital Stock

General

As of December 31, 2009, our authorized capital stock consists of 140,000,000 shares of common stock, $0.001 par value per share, of which 11,660,855 are outstanding, and 90,324,248 shares of preferred stock, $0.001 par value per share, designated in series, as follows:

Preferred Stock	Shares Authorized	Shares Outstanding
Series A	3,887,577	3,887,577
Series B	4,786,444	4,786,444
Series C	3,012,765	3,012,765
Series D	78,637,462	73,627,442

All outstanding shares of our preferred stock will be converted into shares of our common stock effective immediately prior to the completion of this offering.

Immediately after completion of this offering, our authorized capital stock will consist of          shares of common stock, $     par value per share, and      shares of undesignated preferred stock, $      par value per share.

The following description of the material provisions of our capital stock and our charter and bylaws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our charter and bylaws that will be in effect upon completion of the offering. You should refer to our charter and bylaws as in effect upon the closing of this offering, which will be included as exhibits to the registration statement of which this prospectus is a part.

Common stock

As of December 31, 2009, assuming conversion of all outstanding shares of preferred stock to 101,106,801 shares of common stock, there were 112,767,656 shares of our common stock outstanding which were held of record by approximately 250 stockholders.

Voting Rights. Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our Board of Directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Liquidation Rights. Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated preferred stock

Under our charter, which will be effective upon the completion of this offering, our Board of Directors has authority to issue undesignated preferred stock without stockholder approval. Our Board of Directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Anti-takeover matters

  Charter and Bylaw Provisions

Our charter and bylaws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

No written consent of stockholders. Our charter will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Special meetings of stockholders. Our bylaws will provide that only our Chairman, a majority of the members of our Board of Directors then in office or the Chief Executive Officer may call special meetings of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Amendment to charter. As required by the Delaware General Corporation Law, or DGCL, any amendment of our charter must first be approved by a majority of our Board of Directors and, if required by law or our charter, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment.

Amendment to bylaws. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the majority of the outstanding shares entitled to vote on the amendment; except that the amendment of certain provisions of our bylaws, including provisions relating to stockholder action, directors, limitation of liability and the amendment of our bylaws, must be approved by no less than 80% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote at a meeting, voting together as a single class.

Blank check preferred stock. Our charter will provide for           authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Size of Board and Vacancies. Our charter will provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the majority vote of the remaining directors in office. Any vacancies in our Board of Directors resulting from death, resignation, retirement or removal from office or other cause will be filled solely by the majority vote of our remaining directors in office, even if less than a quorum of directors is present.

Delaware general corporate law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations of director liability and indemnification directors, officers, and employees

As permitted by the DGCL, provisions in our charter and bylaws that will be in effect at the closing of this offering will limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under applicable securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws will provide that:

•	we will indemnify our directors, officers and, in the discretion of our Board of Directors, certain employees, to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our Board of Directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

We will enter into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control Fallbrook Technologies, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Stock Exchange

Before the date of this prospectus, there has been no public market for our common stock. We intend to apply to have our common stock approved for listing on          , subject to notice of issuance, under the symbol “          .”

Transfer agent and registrar

The transfer agent and registrar for our common stock is          .

Shares Eligible for Future Sale

Upon the closing of this offering, we will have outstanding an aggregate of approximately           shares of common stock. Of these shares,           shares of common stock to be sold in this offering, or           shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below. In addition, upon completion of this offering, we will have outstanding stock options held by employees and directors for the purchase of           shares of common stock.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act,           shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144 or Rule 701.

We expect the remaining           shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months may sell all such shares.

An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on, and complied with the requirements of Rule 701 will, subject to the lock-up period described above, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to           shares of common stock reserved for issuance under our 2004 Stock Plan and our 2010 Stock Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to affiliates under Rule 144 described above.

Lock-up agreements

Our directors, executive officers and holders of more than 5% of our common stock are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering.

Warrants

At the closing of this offering,           shares of common stock issuable upon exercise of a warrant held by the Jacobs Family Trust will be subject to the lock-up agreements described under “Underwriting” and will be eligible for sale following the 180-day lock-up period. At the closing of the offering, there will be no other warrants outstanding.

Registration Rights

Beginning 180 days following the consummation of this offering, and subject to the lock-up restrictions described above, the holders of           shares of common stock or their transferees will be entitled to various rights with respect to the registration of their shares under the Securities Act under the Registration Rights Agreement. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions – Agreements with Stockholders.”

Material U.S. Federal Tax Considerations for Non-U.S. Holders

The following is a general discussion of the material U.S. federal income and estate tax consequences to Non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any beneficial owner of our common stock other than the following, as determined for U.S. federal income and estate tax purposes:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person in effect.

This discussion is based on current provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax or estate tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As described above under “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on sale or other disposition of common stock.”

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. In the case of a Non-U.S. Holder entitled to the benefits of the income tax treaty between the U.S. and Canada, the tax rate generally may be reduced to 15%.

Dividends that are effectively connected with such a U.S. trade or business (and where a tax treaty applies, are attributable to a U.S. permanent establishment of the recipient) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends (subject to adjustment).

Gain on sale or other disposition of common stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

If the recipient is a non-United States holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the recipient is an individual non-United States holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the Non-U.S. Holder actually or constructively held more than 5% of our common stock during the applicable period.

Information reporting and backup withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker (or, under certain circumstances, by or through a non-U.S. office of a broker) generally will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

Estate tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets includible in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The United States federal estate tax was automatically repealed effective January 1, for the estates of decedents dying in the year 2010. Accordingly, at present, there is no United States federal estate tax. However, Congress could pass a law reinstating the estate tax that has retroactive effect. In addition, unless Congress acts to make the current repeal permanent, the estate tax will be reinstated with respect to decedents who die after December 31, 2010. In view of the continuing uncertainty regarding the federal estate tax law, prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of shares of common stock.

Underwriting

Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters named below, such underwriters have agreed to purchase, and we have agreed to sell to them, the number of shares indicated below on the closing date:

Underwriter	Number of Shares

CIBC World Markets Inc.
Mackie Research Capital Corporation

Total

CIBC World Markets Inc. and Mackie Research Capital Corporation are the representatives of the underwriters. The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement are conditional and may be terminated at their discretion if there has been a material adverse change in the state of the financial markets and may also be terminated in other stated circumstances and upon the occurrence of other stated events that they deem to be material and adverse. The underwriters are, however, severally obligated to take up and pay for all of the shares that they have agreed to purchase if any shares are purchased under the underwriting agreement. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Commissions and Discounts

The underwriters’ representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of           per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of           per share to other dealers.

The following table shows the public offering price, underwriting discounts and commissions and proceeds to us before expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $      .

Over-allotment Option

The underwriters have been granted an over-allotment option, exercisable for a period of 30 days from the closing of the offering, to purchase up to a total of           additional shares from us (being 15% of the number of shares offered by us hereby) on the same terms as set out above solely to cover over-allotments, if any, and for market stabilization purposes.

Pricing of the Offering

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue and cash flow;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Standstill Provisions

We and our directors, executive officers and holders of more than 5% of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering, except with the prior written consent of CIBC World Markets Inc. and Mackie Research Capital Corporation.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters’ representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, (i.e., if they sell more shares than are listed on the cover of this prospectus), the underwriters’ representatives may reduce that short position by purchasing shares in the open market. The underwriters’ representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters’ representatives or lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Legal Matters

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), San Diego, California. The underwriters have been represented by Torys LLP.

Experts

McGladrey & Pullen, LLP, independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2007 and 2008, and for each of the three years in the three-year period ended December 31, 2008, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on McGladrey & Pullen, LLP’s report, given on their authority as experts in accounting and auditing.

Change in Accountants

We engaged Deloitte & Touche LLP (“Deloitte & Touche”) as our independent registered public accounting firm effective December 18, 2009. Concurrent with this appointment, we dismissed McGladrey & Pullen, LLP (“McGladrey & Pullen”), effective December 18, 2009. The decision to change our principal independent registered public accounting firm was approved by our audit committee.

The reports of McGladrey & Pullen on our consolidated financial statements for each of the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except for certain effects of accounting for share-based compensation, warrants and note discount. Since inception through December 31, 2008, we previously elected to value our common stock, options and warrants using a method not in accordance with GAAP. We had previously determined fair value as allowed by Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. We have since reassessed the fair value of the company’s common stock, with the assistance of an independent valuation specialist, using methodologies in accordance with GAAP based on the company’s total enterprise value, which is defined as the market value of equity plus interest bearing debt less cash and cash equivalents. See Note 10 in the accompanying consolidated financial statements for further discussion of the methodology used to determine the fair value of the company’s common stock.

During our fiscal years ended December 31, 2007 and 2008, and during the subsequent period through the date of McGladrey & Pullen’s dismissal, there were no disagreements between us and McGladrey & Pullen whether or not resolved, on any matter of accounting principles or practices, consolidated financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey & Pullen, would have caused McGladrey & Pullen to make reference in their reports on our audited consolidated financial statements except as originally described therein prior to restating our consolidated financial statements and as discussed in Note 16 to the consolidated financial statements included elsewhere in the registration statement. During the fiscal years ended December 31, 2007 and 2008, and during the subsequent period through the date of McGladrey & Pullen’s dismissal, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K (“Reportable Event”), except for the material weakness resulting from the methodology previously utilized to determine the fair value of the company’s common stock.

During the two years ended December 31, 2008, and through the date of our retention of Deloitte & Touche as our independent registered public accounting firm on December 18, 2009, we did not consult with Deloitte & Touche on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our consolidated financial statements or any other matter that was either the subject of a disagreement or a Reportable Event.

We have provided McGladrey & Pullen with a copy of the above statements and have requested that it furnish a letter addressed to the SEC stating whether McGladrey & Pullen agrees with such statements. A copy of that letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the Securities and Exchange Commission at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above.

Fallbrook Technologies Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Fallbrook Technologies Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of Fallbrook Technologies Inc. and Subsidiary as of December 31, 2007 and 2008 and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, as restated, present fairly, in all material respects, the financial position of Fallbrook Technologies Inc. and Subsidiary as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company retrospectively revised the presentation and disclosure in the accompanying financial statements for the change in the method of accounting for noncontrolling interests. As discussed in Note 12 to the consolidated financial statements, the accompanying financial statements have been retrospectively adjusted for the adoption of the guidance originally issued in Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (codified in FASB ASC Topic 740 Income Taxes), effective January 1, 2007.

As discussed in Note 16 to the consolidated financial statements, the consolidated financial statements have been restated for errors in the application of accounting principles.

San Diego, California
/s/ McGladrey & Pullen, LLP

June 29, 2009, except for Notes 2, 3,12,15 and 16,
  as to which the date is February 15, 2010

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

				Pro Forma
			As of	As of
	As of December 31,		September 30,	September 30,
	2007	2008	2009	2009
	(As restated, Note 16)		(Unaudited)	(Unaudited, Note 2)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$8,043	$14,565	$3,534
Trade accounts receivable, net of allowance for doubtful accounts of $2, $1, and $128 at December 31, 2007 and 2008, and September 30, 2009, respectively	341	130	7
Accounts receivable, related party	–	101	31
Inventory	–	54	511
Investments	400	3,700	4,790
Prepaid expenses and other current assets	174	154	472

Total current assets	8,958	18,704	9,345
Deferred contract costs	–	–	65
Equipment and leasehold improvements, net	647	4,118	2,080
Intangible assets, net	1,226	2,465	1,996
Deposits	24	27	27

Total assets	$10,855	$25,314	$13,513

LIABILITIES
Current liabilities:
Accounts payable	$232	$502	$347
Accrued expenses	283	556	345
Capital lease obligation, current	9	9	2
Deferred revenue	955	65	88
Line of credit	–	2,000	2,000

Total current liabilities	1,479	3,132	2,782
Capital lease obligation, noncurrent	9	–	–
Deferred rent	16	16	14
Deferred revenue	654	23	75

Total liabilities	2,158	3,171	2,871

Commitments and contingencies (Note 14)

EQUITY
Stockholders’ equity:
Convertible preferred stock, aggregate liquidation preference of $27,110, $52,502, and $52,502 at December 31, 2007 and 2008, and September 30, 2009, respectively	24,721	48,566	48,566	$–
Common stock, $0.001 par value; 125,000 shares authorized; 11,449, 11,655, and 11,655 issued and outstanding at December 31, 2007 and 2008, and September 30, 2009, respectively; 102,741 shares outstanding pro forma at September 30, 2009 (unaudited)	11	12	12	103
Additional paid-in capital	1,410	1,826	2,047	50,522
Accumulated deficit	(20,064)	(28,261)	(39,983)	(39,983)

Total stockholders’ equity	6,078	22,143	10,642	10,642

Noncontrolling interest in consolidated subsidiary (Note 13)	2,619	–	–	–

Total equity	8,697	22,143	10,642	$10,642

Total liabilities and equity	$10,855	$25,314	$13,513

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(As restated, Note 16)			(Unaudited)
	(In thousands, except per share data)

Revenues:
Product sales	$–	$–	$320	$156	$410
License fees and royalties	97	295	914	877	9
Engineering services	–	327	998	905	53
Related party revenues	–	–	19	–	399
Other	–	92	32	25	–

Total revenues	97	714	2,283	1,963	871

Cost of revenues:
Cost of product sales	–	–	1,158	626	4,683
Cost of license fees and royalties	283	1,005	368	368	–
Cost of engineering services	–	822	488	440	37
Cost of related party revenues	–	–	11	–	511
Cost of other revenues	–	65	23	23	–

Total cost of revenues	283	1,892	2,048	1,457	5,231

Gross (loss) profit	(186)	(1,178)	235	506	(4,360)

Operating expenses:
Research and development	4,120	2,985	5,939	4,004	3,890
Selling, general and administrative	2,438	2,842	4,382	3,037	3,476

Total operating expenses	6,558	5,827	10,321	7,041	7,366

Operating loss	(6,744)	(7,005)	(10,086)	(6,535)	(11,726)

Other income (expense):
Interest and dividend income	490	447	127	111	82
Interest expense	–	–	(597)	(425)	(78)

Total other income (expense)	490	447	(470)	(314)	4

Net loss	$(6,254)	$(6,558)	$(10,556)	$(6,849)	$(11,722)

Less: Net loss attributable to the noncontrolling interest	–	–	–	–	–

Net loss attributable to Fallbrook Technologies Inc.	$(6,254)	$(6,558)	$(10,556)	$(6,849)	$(11,722)

Discount related to beneficial conversion charge on preferred stock	–	–	(1,376)	–	–

Net loss attributable to Fallbrook Technologies Inc. common stockholders	$(6,254)	$(6,558)	$(11,932)	$(6,849)	$(11,722)

Net loss per share — basic and diluted	$(0.55)	$(0.57)	$(1.04)	$(0.60)	$(1.01)
Weighted average shares outstanding—basic and diluted	11,422	11,437	11,462	11,448	11,654
Pro forma net loss per share — basic and diluted (unaudited)			$(0.28)		$(0.11)
Pro forma weighted average shares outstanding—basic and diluted (unaudited)			42,179		102,741

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

					Additional
	Convertible Preferred Stock		Common Stock		Paid-in	Accumulated	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
	(In thousands)

Balance, January 1, 2006, as originally reported	10,257	$17,091	11,422	$11	$212	$(6,666)	$–	$10,648
Prior period adjustment for restatement (Note 16)	–	–	–	–	586	(586)	–	–

Balance, January 1, 2006 (as restated)	10,257	17,091	11,422	11	798	(7,252)	–	10,648
Issuance of Series C Preferred Stock, net	1,430	7,630	–	–	–	–	–	7,630
Exercise of stock options	–	–	1	–	–	–	–	–
Share-based compensation	–	–	–	–	317	–	–	317
Net loss	–	–	–	–	–	(6,254)	–	(6,254)

Balance, December 31, 2006 (as restated)	11,687	24,721	11,423	11	1,115	(13,506)	–	12,341
Increase in noncontrolling interest in consolidated subsidiary preferred stock	–	–	–	–	–	–	2,619	2,619
Exercise of stock options	–	–	26	–	2	–	–	2
Share-based compensation	–	–	–	–	293	–	–	293
Net loss	–	–	–	–	–	(6,558)	–	(6,558)

Balance, December 31, 2007 (as restated)	11,687	24,721	11,449	11	1,410	(20,064)	2,619	8,697
Increase in noncontrolling interest in consolidated subsidiary preferred stock	–	–	–	–	–	–	218	218
Increase in noncontrolling interest in consolidated subsidiary common stock	–	–	–	–	–	–	6	6
Issuance of Series D Preferred Stock, net	51,589	19,047	–	–	190	–	–	19,237
Issuance of Series D Preferred Stock through conversion of debt and accrued interest	12,018	4,798	–	–	–	–	–	4,798
Beneficial conversion charge on Preferred Stock	–	(1,376)	–	–	1,376	–	–	–
Accretion of beneficial conversion charge on Preferred Stock	–	1,376	–	–	(1,376)	–	–	–
Beneficial conversion feature for convertible note	–	–	–	–	49	–	–	49
Warrants exchanged for consolidated subsidiary preferred stock	–	–	–	–	–	212	–	212
Exercise of stock options	–	–	206	1	24	–	–	25
Share-based compensation	–	–	–	–	153	–	169	322
Spin-off of noncontrolling interest in consolidated subsidiary	–	–	–	–	–	3,012	(3,012)	–
Spin-off of net assets to noncontrolling interest in consolidated subsidiary	–	–	–	–	–	(865)	–	(865)
Net loss	–	–	–	–	–	(10,556)	–	(10,556)

Balance, December 31, 2008 (as restated)	75,294	48,566	11,655	12	1,826	(28,261)	–	22,143
Share-based compensation (unaudited)	–	–	–	–	221	–	–	221
Net loss (unaudited)	–	–	–	–	–	(11,722)		(11,722)

Balance, September 30, 2009 (unaudited)	75,294	$48,566	11,655	$12	$2,047	$(39,983)	$–	$10,642

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(As restated, Note 16)			(Unaudited)
	(In thousands)

Cash Flows From Operating Activities:
Net loss	$(6,254)	$(6,558)	$(10,556)	$(6,849)	$(11,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for bad debts	–	2	1	–	68
Provision for lower of cost or market and inventory obsolescence	–	–	3	–	766
Amortization of premiums and discounts on investments	(47)	69	–	–	–
Depreciation and amortization	332	324	1,028	683	1,027
(Gain) loss on asset disposals and impairments	–	–	(1)	(1)	2,027
Provision for warranty reserve	–	–	16	–	–
Amortization of deferred rent	(1)	14	–	–	(2)
Share-based compensation	317	293	322	142	221
Noncash interest expense on convertible debt and warrants	–	–	441	306	–
Net changes in assets and liabilities:
Trade accounts receivable	(5)	(338)	211	194	55
Accounts receivable, related party	–	–	(93)	–	70
Inventory	–	–	(57)	(15)	(1,223)
Prepaid expenses and other current assets	(66)	(39)	4	(195)	(318)
Deferred contract costs	–	–	–	–	(65)
Other assets	(4)	(11)	(3)	(2)	–
Accounts payable	44	49	426	57	(159)
Accrued expenses	49	47	283	85	(211)
Deferred revenue	1,071	288	(1,521)	(1,451)	75

Net cash used in operating activities	(4,564)	(5,860)	(9,496)	(7,046)	(9,391)

Cash Flows From Investing Activities:
Purchases of equipment and leasehold improvements	(227)	(363)	(2,469)	(2,241)	(336)
Proceeds from the disposal of equipment	–	11	3	3	6
Purchases of intangible assets and costs incurred for patents	(387)	(441)	(1,505)	(1,288)	(214)
Restricted cash	–	1,197	–	–	–
Purchases of investments	(19,167)	(8,596)	(3,525)	(1,176)	(8,080)
Proceeds from sale of investments	15,747	16,265	225	912	6,991

Net cash (used in) provided by investing activities	(4,034)	8,073	(7,271)	(3,790)	(1,633)

Cash Flows From Financing Activities:
Repayments of capital lease obligation	(9)	(9)	(9)	(7)	(7)
Borrowings of convertible debt	–	–	4,618	4,618	–
Repayments of notes payable	–	–	(1,952)	(59)	–
Borrowings on line of credit	–	–	2,000	2,000	–
Proceeds from issuance of Series C Preferred Stock	7,636	–	–	–	–
Issuance costs from Series C Preferred Stock	(6)	–	–	–	–
Proceeds from issuance of Series D Preferred Stock	–	–	20,594	–	–
Issuance costs from Series D Preferred Stock	–	–	(1,357)	–	–
Proceeds from exercise of common stock options	–	2	25	–	–
Proceeds from issuance of consolidated subsidiary preferred stock	–	2,619	568	568	–
Payment for redemption of consolidated subsidiary preferred stock	–	–	(350)	–	–
Issuance of consolidated subsidiary common stock	–	–	6	–	–
Spin-off of investment in consolidated subsidiary	–	–	(854)	–	–

Net cash provided by (used in) financing activities	7,621	2,612	23,289	7,120	(7)

Net change in cash and cash equivalents	(977)	4,825	6,522	(3,716)	(11,031)
Cash and Cash Equivalents:
Beginning	4,195	3,218	8,043	8,043	14,565

Ending	$3,218	$8,043	$14,565	$4,327	$3,534

(Continued)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(As restated, Note 16)			(Unaudited)
	(In thousands)

Supplemental Disclosure of Cash Flow Information:
Interest paid	$–	$–	$154	$118	$69

Supplemental Schedule of Noncash Investing and Financing Activities:
Series D Preferred Stock issuance costs paid via common stock warrant	$–	$–	$190	$–	$–

Conversion of notes payable to Series D Preferred Stock	$–	$–	$4,618	$–	$–

Conversion of accrued interest to Series D Preferred Stock	$–	$–	$180	$–	$–

Spin-off of investment in consolidated subsidiary	$–	$–	$3,012	$–	$–

Purchase of equipment through issuance of note payable	$–	$–	$1,952	$1,952	$–

Equipment purchases in accounts payable	$70	$4	$–	$–	$4

Equipment purchases through capital lease obligation	$37	$–	$–	$–	$–

Spin-off of investment in consolidated subsidiary:
Prepaid expenses and other current assets			$16
Equipment and leasehold improvements, net			114
Intangible assets, net			71
Accounts payable			(156)
Accrued expenses			(25)
Accounts payable, affiliate			(10)
Noncontrolling interest in consolidated subsidiary:
Consolidated subsidiary common stock options			(169)
Consolidated subsidiary common stock			(6)
Consolidated subsidiary preferred stock			(2,837)
Controlling interest in consolidated subsidiary — common and preferred stock			(10)

			(3,012)
Cash and cash equivalents			854

			$(2,158)

(Concluded)

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—	DESCRIPTION OF BUSINESS

Fallbrook Technologies Inc. (the Company) was originally formed on December 11, 2000 as a California limited liability company (LLC) called Motion Systems Technologies, LLC. On April 13, 2004, the Company changed its name to Fallbrook Technologies Inc. and changed its legal structure from an LLC to a Delaware corporation. On January 3, 2007, the Company formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd) (formerly known as Fallbrook Wind Technology Inc.), a Delaware corporation. Since its formation, Viryd raised private capital from external sources to support its operations, changing it to a subsidiary that is majority owned by the Company. On December 18, 2008, the Company completed a spin-off of its majority ownership of Viryd through a pro rata distribution of shares to the Company’s stockholders (Note 13). On October 5, 2009, the Company formed a wholly owned subsidiary, Fallbrook Technologies International Co., a Nevada corporation, for its international business operations. To date, this subsidiary remains dormant with operations expected to commence in 2010.

The Company has developed patented mechanical technology, sold under the NuVinci ® brand, which is designed to improve the overall performance and efficiency of mechanical systems that require variation between the input speed of a primary drive and the output speed required to operate the system or its accessory devices. The Company’s NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of applications. The technology is currently being sold in the global market for bicycle transmissions (rear wheel hubs) and the Company is designing and developing applications for a selected set of other end markets, including automotive accessories (such as air conditioners, alternators, and superchargers), electric vehicles (primary transmissions), lawn care equipment (primary transmissions), and wind power systems (turbine drive trains).

NOTE 2—	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of the Company and its subsidiary, Viryd, from January 3, 2007 (date of Viryd’s inception) through December 18, 2008 (date that the Company completed a spin-off of Viryd). All intercompany transactions from January 3, 2007 through December 18, 2008 have been eliminated. Due to significant continuing involvement (Note 13), the operations and cash flows of Viryd have not been reported as discontinued operations.

In prior years, the Company reported its activities as a development stage enterprise in accordance with Accounting Standards Codification (ASC) Topic 915, Development Stage Entities, as most of its efforts were devoted to raising capital, research and development, acquiring operating assets, and developing markets. The Company’s principal operations of selling the NuVinci CVT products through a contract manufacturing arrangement commenced in March 2008. Accordingly, the Company is no longer reported as a development stage company.

The Company has incurred net losses from operations since its inception and has accumulated a deficit. Management expects operating losses to continue through the foreseeable future until additional product lines are manufactured and commercialized. Management is pursuing an initial public offering to fund projected future working capital requirements, future growth, and future operating losses. However, if the offering is not successful, management has plans to pursue a private placement of new securities to support ongoing operations until product sales related to the core technology are at a level that can fund operations. In addition, if the closing of the private equity round is delayed, the Company may curtail its development efforts to only focus on the development and commercialization of the bicycle and small wind turbine end markets. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Pro Forma Balance Sheet and Earnings (Loss) Per Share (Unaudited)

The pro forma balance sheet data presented as of September 30, 2009, reflects the conversion of all outstanding shares of convertible preferred stock as of that date into 91,087,000 shares of common stock, which will occur immediately prior to closing of the proposed initial public offering, as if the conversion had occurred on September 30, 2009. The pro forma basic and diluted net loss per common share and the pro forma weighted-average number of shares for the year ended December 31, 2008 and the nine-months ended September 30, 2009 have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance (weighted for the period outstanding).

Unaudited Condensed Consolidated Financial Statements

The condensed consolidated financial statements as of September 30, 2009 and for the nine months ended September 30, 2008 and 2009 are unaudited. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations as of such date and for such periods. Results of interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. Certain information in footnote disclosure normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions in the Company’s consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, inventory obsolescence and lower of cost or market determination, fair value of the Company’s share-based instruments, income tax valuation allowances for deferred tax assets, and the useful lives, carrying value, and recoverability of long-lived assets. Actual results could differ from those estimates.

Significant Concentrations

As of December 31, 2007, there were two customers that represented 54% of accounts receivable and as of December 31, 2008, there were three customers that represented 51% of accounts receivable. No other single customer represented over 10% of accounts receivable at December 31, 2007 and 2008.

During the year ended December 31, 2006, revenues from two customers were $67,000 and $21,000, or 91% of total revenues. During the year ended December 31, 2007, there was one customer that represented 92% or $658,000 of total revenues. During the year ended December 31, 2008, revenues from three customers were $1,164,000, $330,000 and $254,000, or 77% of total revenues.

The Company maintains its cash and cash equivalents and short-term investments in bank deposit accounts, which, at times, may exceed Federal Deposit Insurance Corporation (FDIC) limits. Account balances exceeded FDIC limits by approximately $14,553,000 at December 31, 2008. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts. Management determines the allowance for doubtful accounts based on a review of all outstanding amounts and any specific customer collection issues that have been identified. Accounts receivable balances are written-off against the allowance for doubtful accounts, when it is probable that a receivable will not be recovered. Recoveries of accounts receivable previously written-off are recorded when received. An account receivable is considered past due if any portion of the receivable balance is outstanding beyond normal terms for a customer. The Company does not charge interest on past due accounts. To date, losses on accounts receivable have been minimal in relation to the volume of sales and have been within management’s expectations.

Inventory

All items in inventory are finished goods and are stated at the lower of cost, determined on a first-in-first-out basis, or market. The Company regularly reviews inventory quantities on-hand and adjusts inventory values for excess and obsolete inventory based on overall inventory levels, the current and projected sales levels for such products, the projected markets for such products, and the overall projected demand for products once the next generation of products is scheduled for release. The inventory balance is current and has been adjusted to net realizable value using management’s best estimates of future use as of December 31, 2008 and September 30, 2009 (unaudited). The Company recognized a write-down of inventory from cost to market in cost of product sales in the accompanying consolidated statements of operations of $3,000 during the year ended December 31, 2008 and $430,000 for the nine months ended September 30, 2009 (unaudited), as well as a $336,000 write-down for obsolescence during the nine months ended September 30, 2009 (unaudited). There was no inventory balance as of December 31, 2007.

Investments

The Company’s investments at December 31, 2007 and 2008 consisted of certificates of deposit and auction rate securities, which were classified as short-term investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date.

Certificates of deposit classified as short-term investments are those with original maturities at the date of purchase in excess of three months, are maturing within twelve months, and are classified as short-term as they represent investments that are available for use in current operations. The auction rate securities are perpetual preferred securities that are typically re-auctioned every seven days. At December 31, 2007 and 2008, Moody’s Investors Service’s ratings and Standard and Poor’s ratings of these securities was “AAA.”

The Company currently classifies all securities as held-to-maturity, as the Company has the positive intent and ability to hold such securities to maturity. These securities are reported at cost, which approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. Interest on certificates of deposit is recognized in income as earned, and dividends on auction rate securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in other income (expense).

Investments classified as held-to-maturity are considered impaired when a decline in fair value is judged to be other-than-temporary. The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently, when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the financial condition of the issuer of the security; and the Company’s intent and ability to hold the security to recovery. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in other income (expense) and a new cost basis in the investment is established. Management has determined no other-than-temporary declines in fair value exist as of December 31, 2007 and 2008.

Fair Value of Financial Instruments

The fair value of the Company’s financial and non-financial assets and liabilities are determined in accordance with the fair value hierarchy established in ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC Topic 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 prices that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets and liabilities include cash equivalents, trade accounts receivable, investments, accounts payable, accrued expenses, and a revolving line of credit. These financial assets and liabilities are stated at their carrying value, net realizable value, or cost, which approximate their fair values.

Deferred Contract Costs

Deferred contract costs, including salary and other overhead costs, are costs related to activities performed under certain engineering service agreements. Deferred contract costs are amortized on a straight-line basis over the term of the agreement or as specific milestones are achieved.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Depreciation of leasehold improvements is over the shorter of their economic useful lives or lease terms. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized as additions to the related assets and depreciated over the remaining lives.

Intangible Assets

Intangible assets include certain costs related to patent applications and licensed technology rights. Patents are amortized on a straight-line basis over the estimated useful life of the patent, originally 15 to 20 years, and commences at the time the patent application is filed. Trade secrets and manufacturing processes, acquired for cash, is amortized on a straight-line basis over the estimated useful life of the asset, five years.

Evaluation of Long-Lived Assets

The Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists for the years ended December 31, 2006, 2007, and 2008 and the nine months ended September 30, 2008.

During the nine months ended September 30, 2009 (unaudited), the Company recognized an impairment loss on manufacturing equipment and on the trade secrets and manufacturing processes intangible asset of $1,537,000 and $490,000, respectively (Note 14).

Deferred Revenue

Amounts received from customers in excess of revenue earned are recognized as deferred revenue until the revenue recognition criteria are met. The Company defers engineering service revenues at the time of billing, and then recognizes the revenues as the Company renders the services over the contract life.

Revenue Recognition

Product Sales—The Company’s product sales primarily consist of NuVinci CVT’s. The Company recognizes revenue upon delivery of the product, provided that (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured. The Company’s sales terms provide no right of return. The Company offers a standard six-year warranty.

License Fees and Royalties—License fee revenue is recognized when the intellectual property is physically delivered, the license term commences, and there are no future performance obligations or requirements. When the Company is obligated to provide research and development during the license term, license fee revenue is deferred and recognized over the term of the contract or the remaining estimated period of continuing involvement, whichever is longer. Nonrefundable, lump sum license fees are recognized as revenues upon receipt when there is no future performance obligation and when the earnings process is culminated. Royalty revenue is recognized as licensees’ report royalties to the Company and payment is submitted concurrently with the report. The Company recognizes royalty revenues from licensed products when earned in accordance with the terms of the license agreements.

Engineering Services—The Company performs third party research and development activities, which are typically provided on a time and materials basis. Revenue for research and development is recorded as performance progresses under the applicable agreement. Revenues for engineering services derived from nonrefundable research and development payments are recognized when the milestone is reached, provided the payment associated with the milestone is commensurate with either the effort required to achieve the milestone or the enhancement of value of the delivered items as a result of achievement of the milestone. When the milestone payment relates to the remaining deliverables, revenues are deferred to the date milestones are considered to be substantive.

Related Party Revenues—Related party revenues include support services provided to Viryd, which are recognized monthly as services are provided (Note 13).

Other Revenue—The Company recognizes other revenue upon delivery of miscellaneous parts and raw materials to customers, similar to product sales.

Shipping and Handling Costs

Shipping and handling amounts billed to customers are recorded as product sales. Freight costs related to shipping goods to customers are included in cost of product sales.

Warranty Costs

Substantially all of the Company’s products are sold with a six-year warranty. Warranty reserve is included in accrued expenses in the consolidated balance sheets. The Company records a reserve for estimated warranty costs for all products under warranty. The Company assesses the adequacy of its recorded warranty reserve and adjusts the amounts as necessary throughout the year. The Company has not experienced any significant product warranty costs and the amount of product warranty liability is not significant at December 31, 2008 and September 30, 2009 (unaudited). There was no warranty reserve at December 31, 2007.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2006, 2007, and 2008 were $42,000, $7,000, and $281,000, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Research and Development Costs

Research and development costs consist primarily of salaries and other personnel-related costs, bonuses, prototype costs, facility costs, and depreciation expense. The Company expenses all research and development costs as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under ASC Topic 740, deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and the tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company adopted the provisions of ASC Subtopic 740-10-05-6 on accounting for uncertainty in income taxes on January 1, 2007. This guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. As such, the Company recognizes the financial statement benefit of a tax position only if it is more-likely-than-not to be sustained upon examination by taxing authorities. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has a policy of recognizing interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of operations and within deferred tax liability in the consolidated balance sheets.

Share-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of ASC Topic 718, Compensation—Stock-Compensation, under the prospective method, which requires the Company to recognize expense for all share-based compensation awards granted to employees after December 31, 2005. Compensation expense is determined based on the grant date fair value of share-based compensation awards and is recognized on a straight-line basis over the requisite service period of the award. Under the prospective method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after December 31, 2005. The Company will continue to account for the share-based compensation awards granted before December 31, 2005 using the intrinsic value method and will recognize compensation expense on options that vest based on performance measures or if the fair value of the underlying common stock is greater than the exercise price of the stock option.

Stock options and warrants granted to nonemployees are accounted for using the fair value method. All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or the date at which the counterparty’s performance is complete.

Accounting Standards Updates

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, (codified in ASC Topic 810), which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC Topic 805, Business Combinations. The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. Although the Company no longer has a noncontrolling interest in Viryd, the Company adopted the retrospective presentation and disclosure requirements of this standard on January 1, 2009. As a result, the Company’s noncontrolling interest in Viryd, which was previously included in other non-current liabilities, was reclassified to noncontrolling interest in total equity for all periods presented.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, Determination of the Useful Life of Intangible Assets (codified in ASC Topic 350). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives and should be applied to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of FAS FSP 142-3 did not have a material effect on the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (codified in ASC Topic 855) which provides guidance on management’s assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. SFAS No. 165 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity’s financial statements. SFAS No. 165 was not expected to significantly change practice because its guidance is similar to that in U.S. Auditing Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.” Management must perform its assessment for both interim and annual financial reporting periods. SFAS No. 165 is effective prospectively for interim and annual periods ending after June 15, 2009. Management evaluated all events or transactions that occurred after September 30, 2009 up through February 15, 2010.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. (FIN) 46(R), (codified in ASC Topic 810-10), which amends the consolidation guidance that applies to variable interest entities (VIE). The amendments will significantly affect the overall consolidation analysis under FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R), to improve financial reporting by enterprises involved with VIE’s and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 carries forward the scope of FIN 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, Accounting for Transfers of Financial Assets (ASC Topic 860). The principal objectives of these new disclosures are to provide financial statement users with an understanding of:

a)	The significant judgments and assumptions made by an enterprise in determining whether it must consolidate a VIE and/or disclose information about its involvement in a VIE;

b)	The nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities reported by an enterprise in its statement of financial position, including the carrying amounts of such assets and liabilities;

c)	The nature of, and changes in, the risks associated with an enterprise’s involvement with the VIE; and

d)	How an enterprise’s involvement with the VIE affects the enterprise’s financial position, financial performance, and cash flows.

SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009 (the Company must adopt the standard as of January 1, 2010). Early adoption is prohibited. Based on the Company’s current evaluation of its variable interests under ASC Topic 810, Consolidation, management does not believe the adoption of SFAS No. 167 will have a material impact on the consolidated financial statements.

In June 2009, Accounting Standard Update (ASU) No. 2009-01, Topic 105—Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (the Codification) was issued. This ASU amends the FASB ASC for the issuance of SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The Codification is the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. Adoption of the Codification did not impact our practice of preparing consolidated financial statements in conformity with GAAP.

In October 2009, ASU 2009-13, Multiple-Deliverable Revenue Arrangements, codified the consensus in Emerging Issues Task Force (EITF) Issue 08-1, which supersedes EITF Issue 00-21 (codified in ASC Topic 605-25). The ASU was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under Issue 00-21 and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue-generating activities, except when some or all deliverables in a multiple-deliverable arrangement are within the scope of other, more specific sections of the Codification and other sections of ASC Topic 605 on revenue recognition. Specifically, the ASU addresses the unit of accounting for arrangements involving multiple deliverables. It also addresses how arrangement consideration should be allocated to the separate units of accounting, when applicable. However, guidance on determining when the criteria for revenue recognition are met and how an entity should recognize revenue for a given unit of accounting are located in other sections of the Codification (e.g., Staff Accounting Bulletin Topic 13). Although the ASU retains the criteria from Issue 00-21 for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under Issue 00-21 that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The final consensus is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this ASU (1) prospectively to new or materially modified arrangements after the Issue’s effective date or (2) retrospectively for all periods presented. The Company does not believe the adoption of ASU 2009-13 will have a material impact on the consolidated financial statements.

NOTE 3—	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the reported earnings (loss) by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted earnings (loss) per share reflect the additional dilution from all potentially dilutive securities outstanding for the period. For purposes of this calculation, preferred stock is considered to be common stock equivalents on an if-converted basis and stock options and warrants are considered to be common stock equivalents using the treasury stock method and are only included in the calculation of diluted earnings (loss) per share when their effect is not antidilutive. There was no adjustment to net loss and weighted average common shares outstanding to compute basic and diluted earnings (loss) per share.

Potentially dilutive securities not included in the calculation of diluted earnings (loss) per share because to do so would be antidilutive are as follows (in common equivalent shares) (in thousands):

	As of December 31,			As of September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Weighted-average preferred stock	11,002	11,687	30,717	11,687	91,087
Weighted-average common stock options	2,648	3,110	3,568	3,594	5,996
Weighted-average common stock warrants	–	–	71	–	2,004

Pro Forma Earnings (Loss) Per Share (Unaudited)

The pro forma basic and diluted earnings (loss) per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the if-converted method, as if such conversion had occurred as of the beginning of the period presented or as of the original issuance date, if later. Pro forma basic and diluted earnings (loss) per share has been computed to give effect to the conversion of convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis for the year ended December 31, 2008 as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009

Pro Forma (Unaudited):
Denominator:
Weighted-average common shares outstanding	11,422	11,437	11,462	11,448	11,654
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock			30,717		91,087

Pro forma weighted-average shares used in computing pro forma basic and diluted earnings (loss) per common share			42,179		102,741

NOTE 4—	BALANCE SHEET DETAILS

Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following as of December 31, 2007 and 2008 (in thousands):

	December 31,		September 30,
	2007	2008	2009

Machinery and equipment	$687	$4,868	$3,035
Furniture and fixtures	60	72	78
Computer equipment	477	547	590
Leasehold improvements	196	209	209

	1,420	5,696	3,912
Less accumulated depreciation and amortization	(773)	(1,578)	(1,832)

	$647	$4,118	$2,080

Depreciation and amortization expense, including depreciation on equipment acquired under a capital lease, for the years ended December 31, 2006, 2007, and 2008 was $288,000, $260,000, and $834,000, respectively, and $551,000 and $835,000 for the nine months ended September 30, 2008 and 2009 (unaudited).

During the nine months ended September 30, 2009 (unaudited), the Company recorded a $1,537,000 impairment loss on the write-down of machinery and equipment, with an original cost of $4,153,000 and accumulated depreciation of $1,127,000. On October 30, 2009, in connection with the early termination of the Manufacturing Supply Agreement, the Company agreed to transfer the machinery and equipment to the manufacturing partner (Note 14). As a result, during the fourth quarter of fiscal 2009, the Company recorded an additional $1,455,000 loss on disposal of machinery and equipment for the remaining cost of $2,044,000 and accumulated depreciation of $589,000.

Accrued Expenses

Accrued expenses consist of the following as of December 31, 2007 and 2008 (in thousands):

	December 31,
	2007	2008

Accrued vacation	$197	$226
Accounting and legal fees	48	121
Salaries and bonuses	–	108
Warranty reserve	–	16
Other	38	85

	$283	$556

NOTE 5—	INVESTMENTS

The following is a summary of the Company’s investment in held-to-maturity securities at cost as of December 31, 2007 and 2008 (in thousands):

		Unrecognized
	Aggregate	Holding Gain	Net Carrying
	Fair Value	(Loss)	Amount

December 31, 2007:
Auction rate securities	$400	$–	$400

December 31, 2008:
Certificates of deposit	$3,525	$–	$3,525
Auction rate securities	175	–	175

	$3,700	$–	$3,700

Investments as of September 30, 2009 (unaudited) consist of $4,790,000 in certificates of deposit. Investments included in current assets on the accompanying consolidated balance sheets represent the amounts expected to mature during the next twelve months.

A summary of investment earnings recognized in income during the years ended December 31, 2006, 2007, and 2008, are as follows (in thousands):

	Year Ended December 31,
	2006	2007	2008

Held-to-maturity securities:
Interest earned	$42	$38	$11
Dividends	421	268	11

	$463	$306	$22

NOTE 6—	INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2007 and 2008, and September 30, 2009 (in thousands):

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

December 31, 2007:
Patents	$1,399	$(173)	$1,226

December 31, 2008:
Patents	$2,133	$(263)	$1,870
Trade secrets and manufacturing processes	700	(105)	595

	$2,833	$(368)	$2,465

September 30, 2009 (unaudited):
Patents	$2,346	$(350)	$1,996

Amortization expense for the years ended December 31, 2006, 2007, and 2008 was $44,000, $64,000, and $194,000, respectively, and $132,000 and $192,000 for the nine months ended September 30, 2008 and 2009 (unaudited), respectively. As of December 31, 2008, estimated amortization expense for each of the next five years is as follows (in thousands), which could be affected by additions, dispositions, or impairments:

Year Ended December 31:
2009	$253
2010	253
2011	253
2012	253
2013	148

During the nine months ended September 30, 2009 (unaudited) the Company recorded a $490,000 impairment loss on the write-down of trade secrets and manufacturing process intangible assets, with an original cost of $700,000 and accumulated amortization of $210,000 (Note 14).

NOTE 7—	LINE OF CREDIT

Revolving Line of Credit

On March 31, 2007, the Company entered into a revolving line of credit with a bank in the amount of $2,000,000, with interest payable monthly at the bank’s prime rate. The agreement expired on March 31, 2008, but was amended effective April 1, 2008, increasing the amount available to $5,000,000, with annual interest at the bank’s prime rate (3.5 percent at December 31, 2008), or LIBOR plus 2.5 percent for fixed terms of one to six months for amounts not less than $100,000. Up to $2,000,000 of the line of credit may be used to finance standby letters of credit, with maximum maturities of one year. The line of credit expired on April 1, 2009. The Company renewed the line of credit on June 1, 2009 under similar terms. The new line of credit expires on December 31, 2010. The Company had no short-term bank borrowings under the line of credit during 2007. Of the $5,000,000 available under the line, there was a balance due in the amount of $2,000,000 at December 31, 2008 and September 30, 2009 (unaudited).

The line of credit provides for a quarterly unused commitment fee of 0.375 percent per annum on the average daily unused amount. Collateral for this line of credit consists of the personal guarantee of a stockholder and director of the Company and a security interest in certain assets of the Company (Note 9). The line of credit is subject to certain restrictive covenants requiring the Company to maintain aggregate cash and investments in excess of $15 million, and a quarterly earnings before interest, taxes, depreciation, and amortization (EBITDA) loss no greater than $3.2 million for the quarter ended March 31, 2008, $3.9 million for the quarter ended June 30, 2008, $3.8 million for the quarter ended September 30, 2008, and $3.3 million for the quarter ended December 31, 2008, and thereafter. In addition, the line of credit contains various restrictions, including restrictions on the purchase of property and equipment, and incurring new debt.

The Company did not meet the liquidity covenant to maintain at least $15 million in aggregate cash and investments as of September 30, 2009 (unaudited) and received a waiver. On December 31, 2009, the liquidity covenant was amended to maintain a liquidity ratio (defined as aggregate cash and cash equivalents and readily marketable securities divided by EBITDA loss and non-financed capital expenditures for the month then ended) of not less than 6 to 1.0. The EBITDA loss requirements were also amended to adjust the quarterly maximum EBITDA loss amounts.

Note Payable

On April 1, 2008, in connection with a Tangible Asset Purchase Agreement, dated February 15, 2008, as amended on March 18, 2008, the Company entered into a note payable in the amount of $1,952,000, with interest at a rate of 8 percent per annum, to purchase machinery and equipment (Note 14). The note was payable in 12 monthly installments of $179,000 beginning January 1, 2009, with all outstanding principal and accrued interest due on December 31, 2009. The Company paid the note in full in December 2008. In consideration of prepayment, the interest rate on the note was amended to 7 percent per annum.

NOTE 8—	CONVERTIBLE PREFERRED STOCK

The Company has four series of convertible preferred stock authorized, issued, and outstanding, Series A, B, C, and D. Each Series is recorded net of issuance costs.

Series A Convertible Preferred Stock

In April 2004, in conjunction with the Company changing its legal structure from a LLC to a Delaware corporation, the Company converted 28,000 units of the LLC preferred Class A, 24,000 units of the LLC preferred Class B, and 1,499,000 units of the LLC preferred Class C to 2,881,000 shares of Series A Preferred Stock and 11,392,000 shares of common stock.

In April 2003, the Company issued $725,000 in notes that were convertible into LLC preferred Class B at a price of $1,000 per unit. The notes accrued interest at 8 percent per annum, were convertible at the option of the holder, and were due and payable five years after date of issuance if not converted. In June 2004, the notes were converted into 1,007,000 shares of Series A Preferred Stock at $0.71989 per share. Accrued interest on the notes totaled approximately $50,000, of which $46,000 was converted into 27,000 shares of Series B Preferred Stock at $1.717 per share.

Series B Convertible Preferred Stock

In April 2004, the Company executed a convertible bridge financing promissory note for $1,500,000 with an existing stockholder. The note bore interest at 8 percent per annum and was due and payable five years after the date of issuance of the note unless converted at the option of the stockholder prior to maturity. In August 2004, the note and accrued interest were converted into 873,000 shares of Series B Preferred Stock at $1.717 per share.

In 2004, the Company issued 3,876,000 shares of Series B Preferred Stock for cash in the amount of $6,655,000, recorded net of $19,000 in issuance costs.

In 2005, the Company issued 10,000 shares of Series B Preferred Stock for cash in the amount of $17,000.

Series C Convertible Preferred Stock

In 2005, the Company issued 1,583,000 shares of Series C Preferred Stock for cash in the amount of $8,457,000, at a price of $5.3415 per share, recorded net of issuance costs of $47,000.

In 2006, the Company issued 1,430,000 shares of Series C Preferred Stock for cash in the amount of $7,636,000, recorded net of issuance costs of $6,000.

Series D Convertible Preferred Stock

On December 18, 2008, the Company closed a private placement of new securities and issued 51,589,000 shares of Series D Preferred Stock, at a price of $0.3992 per share in exchange for proceeds of $20,594,000, recorded net of issuance costs of $1,547,000, which includes $190,000 for an equity classified warrant to purchase common stock (Note 9).

Beginning in March 2008, the Company received proceeds from bridge loans in the amount $4,618,000, and effective August 8, 2008 entered into a convertible note and warrant purchase agreement and issued convertible unsecured promissory notes, with interest at an annual rate of 6 percent, and detachable liability classified warrants to purchase a certain number of shares in new securities (Series D Preferred Stock) equal to 20% of the original principal amount of the applicable notes. An associated beneficial conversion feature totaling $49,000 was recorded as a debt discount. In connection with the private placement of new securities (Series D Preferred Stock) on December 18, 2008 and in accordance with the terms of the convertible unsecured promissory notes, principal and accrued interest of $4,798,000 on the notes were converted into 12,018,000 shares of Series D Preferred Stock, at a price of $0.3992 per share, and the detachable warrants were canceled in exchange for 672,000 shares of Viryd preferred stock.

At the time the liability classified warrants were issued, the fair value of the detachable warrants was determined using the Black-Scholes pricing methodology with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 3.51%, and a term of seven years. The warrants issued had a resulting fair value of $49,000, which was recorded as a discount on the debt. At the time the warrants were canceled through exchange, the fair value of the detachable warrants was determined using the Black-Scholes pricing methodology with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 1.52%, and a term of 6.64 years, resulting in a fair value of $212,000. The Company accelerated the amortization of the debt discounts to interest expense so that all amounts were amortized upon conversion of the notes.

The Company’s convertible preferred stock and related information as of and for the years ended December 31, 2007 and 2008 are as follows (in thousands):

	December 31, 2007		December 31, 2008
	Shares	Amount	Shares	Amount

Series A, $0.001 par	3,888	$479	3,888	$479

Series B, $0.001 par	4,786	8,202	4,786	8,202

Series C, $0.001 par:
Balance — beginning of year	3,013	16,040	3,013	16,040
Beneficial conversion charge	—	—	—	(1,376)
Accretion of beneficial conversion charge	—	—	—	1,376

	3,013	16,040	3,013	16,040

Series D, $0.001 par:
Balance — beginning of year	–	–	–	–
Issuance, net	–	–	51,589	19,047
Issuance from conversion of debt and accrued interest	–	–	12,018	4,798

	–	–	63,607	23,845

Total convertible preferred stock	11,687	$24,721	75,294	$48,566

As of December 31, 2008, the Company is authorized to issue shares of convertible preferred stock, with a par value of $0.001 per share, as follows (in thousands, except per share data):

	Preferred Shares			Aggregate		Equivalent
		Issued and	Liquidation	Liquidation	Conversion	Shares of
Series	Authorized	Outstanding	Price	Preference	Price	Common Stock

A	3,888	3,888	$0.71989	$2,799	$0.49910	5,608
B	4,786	4,786	1.71700	8,218	0.82280	9,988
C	3,013	3,013	5.34150	16,093	1.35420	11,884
D	63,607	63,607	0.39920	25,392	0.39920	63,607

	75,294	75,294		$52,502		91,087

In November 2009, the Company amended and restated its certificate of incorporation to authorize the issuance of a total of 90,324,000 shares of preferred stock by increasing the shares authorized for Series D Preferred Stock from 63,607,000 to 78,637,000. The Company issued 10,020,000 additional shares of Series D Preferred Stock for gross proceeds of $4,000,000.

Conversion

Each share of Series A, B, and C Preferred Stock (collectively, Junior Preferred Stock) and each share of Series D Preferred Stock is immediately convertible at the holder’s option into shares of common stock based on the original issuance price divided by the conversion price. In connection with the issuance of Series D Preferred Stock on December 18, 2008 and in accordance with the Company’s articles of incorporation, the Company modified the conversion price for the Junior Preferred Stock. The modification of the conversion price resulted in an increase in the original number of equivalent shares of common stock convertible for each share of Junior Preferred Stock. A beneficial conversion charge of $1,376,000 was recorded on the Series C Preferred Stock incremental shares, since the modified conversion price was less than the fair value of the common stock as of the issuance date of the Series C Preferred Stock financing rounds in 2005. The beneficial conversion was immediately accreted and only affected the earnings available to common stockholders, increasing basic and diluted net loss per share and pro forma basic and diluted net loss per share (unaudited) for the year ended December 31, 2008 to $1.04 and $0.28, respectively.

The conversion price for each share of preferred stock is subject to proportional adjustments for certain dilutive issuances, splits, and combinations and other recapitalizations or reorganizations. Conversion of each share of preferred stock is automatic in the event of a public offering of the Company’s common stock meeting certain specified criteria including aggregate net proceeds to the Company of at least $35 million. In addition, conversion of each share of preferred stock is automatic upon the vote or election to convert by the holders of at least 60 percent of the outstanding shares of the Series D Preferred Stock and 51 percent of the Junior Preferred Stock, voting together as a single class on an if-converted basis, or at such time that the original issue price has been repaid to the preferred stockholder through dividends and distributions declared solely for each series of preferred stock.

Voting Rights

The holders of convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of shares of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

Holders of Series D Preferred Stock, in preference of the holders of Junior Preferred Stock or the common stock, are entitled to noncumulative dividends equal to 8 percent of the issuance price per share, payable in cash or in shares of Series D Preferred Stock, at the election of the holder, on a stockholder by stockholder basis, out of assets legally available, when declared by the board of directors, and at the discretion of the board of directors. To date, no dividends have been declared.

Liquidation Preference

In the event of liquidation, including a merger, acquisition or sale of assets where there is a change in control, the holders of Series D Preferred Stock are entitled to receive, prior to any distribution to any other stockholders, the original issue price of the Series D Preferred Stock plus any declared but unpaid dividends. After payment of the full liquidation preference to the holders of Series D Preferred Stock, the remaining assets of the Company legally available for distribution will be distributed ratably to the holders of the Series A, B, and C Preferred Stock, prior to any distribution to any holders of common stock, at the original issue price of the respective preferred stock series plus any declared but unpaid dividends (Junior Preferred Stock Preference). After full preferential amounts due to the holders of Series D Preferred Stock and holders of the Junior Preferred Stock have been paid, an amount equal to the Junior Preferred Stock Preference shall be distributed ratably among the holders of common stock (Common Preference). After full preferential amounts due to the holders of Series D Preferred Stock, holders of the Junior Preferred Stock, and holders of common stock have been paid, any remaining available assets of the Company shall be distributed ratably to the holders of Junior Preferred Stock equal to one-half of the Junior Preferred Stock Preference. After full preferential amounts due to the holders of Series D Preferred Stock, holders of the Junior Preferred Stock, and holders of common stock have been paid, any remaining assets of the Company shall be distributed ratably to the holders of common stock and Series D Preferred Stock, on an equal priority, in proportion to the number of shares of common stock then held by the holders of common stock and issuable upon conversion of the shares of Series D Preferred Stock then held by the holders of Series D Preferred Stock.

Redemption

The Series A, B, C, and D Preferred Stock are not redeemable.

NOTE 9—	COMMON STOCK

The Company is authorized to issue 125,000,000 shares of common stock, with a par value of $0.001 per share. The Company has 11,449,000 and 11,655,000 shares issued and outstanding at December 31, 2007 and 2008, respectively.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive noncumulative dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. To date, no dividends have been declared.

In November 2009, the Company amended and restated its certificate of incorporation to authorize the issuance of 140,000,000 shares of common stock.

Common Stock Warrants

Transaction fees in connection with the December 18, 2008 round of Series D Preferred Stock financing (Note 8) include a warrant to purchase 2,004,000 shares of common stock at a price of $0.3992 per share with a fair value of approximately $190,000. The warrant expires seven years from the date of issuance and is recorded in issuance costs on the Series D Preferred Stock. The warrant must be exercised prior to the closing of an initial public offering. The Company determined the fair value of the warrant based on the Black-Scholes pricing methodology using the following assumptions: fair market value stock price equal to common stock price of $0.20, no dividend yield, expected volatility of 60%, risk-free interest rate of 3.51%, and a term of seven years. The warrant is still outstanding as of December 31, 2008.

During the year ended December 31, 2008, the Company’s board of directors authorized the issuance of a warrant to purchase shares of common stock to a director and stockholder of the Company in exchange for a personal guarantee of the Company’s line of credit (Note 7). As of December 31, 2008, a mutual understanding between the parties of the key terms and conditions of the share-based payment award had not been established. Accordingly, a grant date had not been determined and, as of December 31, 2008 and September 30, 2009 (unaudited), a warrant had not been granted or recorded. In December 2009, the Company and the director and stockholder mutually agreed upon the key terms and conditions of the share-based payment award. As a result, the Company granted a warrant to purchase 3,101,000 shares of common stock at a price of $0.3992 per share, which expires December 2017.

In connection with the November 2009 round of Series D Preferred Stock financing (Note 8), the Company issued a warrant to purchase 113,000 shares of common stock at a price of $0.3992 per share related to the issuance costs. The warrant must be exercised prior to the closing of an initial public offering.

NOTE 10—	STOCK OPTIONS AND SHARE-BASED COMPENSATION

In 2004, the board of directors approved the 2004 Stock Plan. The plan provides for the direct sale of shares of restricted stock and the granting of incentive stock options (ISOs) and nonstatutory stock options (NSOs). The total grants available under the plan, as amended, are 16,769,000 shares of common stock to employees, officers, consultants, and directors. The plan provides for options to be priced at not less than the fair market value of the shares of the Company’s common stock. Options granted by the Company vest at rates determined by the board of directors over three or four years. Options expire within a period of not more than 10 years from the date of grant. An option granted to a person who is a 10 percent or greater stockholder on the date of grant shall not be exercisable more than five years after the date it is granted. As of December 31, 2008 and September 30, 2009 (unaudited), 13,309,000 and 6,117,000, respectively, shares under the plan were available for future grant.

Share-based compensation expense is recognized based on the estimated portion of the awards that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience.

The fair value of each employee option granted during the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (no options were granted to employees during the year ended December 31, 2008):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Expected volatility	70%	60%	N/A	N/A	56% - 63%
Expected dividends	None	None	N/A	N/A	None
Expected term (in years)	5.00	5.82	N/A	N/A	5.25 - 6.04
Risk-free interest rate	5.00%	4.54%	N/A	N/A	2.02% - 2.77%

The fair value of each non-employee option granted during the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (no options were granted to non-employees during the year ended December 31, 2008):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Expected volatility	70%	60%	N/A	N/A	61% - 63%
Expected dividends	None	None	N/A	N/A	None
Expected term (in years)	5.00	5.82	N/A	N/A	9.82 - 10.00
Risk-free interest rate	5.00%	4.54%	N/A	N/A	3.07% - 3.48%

Expected Volatility—The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on observed comparable companies’ historical common equity volatility for the applicable time periods.

Expected Dividends—The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Expected Term—The Company elected to utilize the “simplified” method to estimate the expected term of stock option grants because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under this approach, the weighted average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate—The risk-free interest rate assumption was based on zero-coupon United States Treasury instruments that had terms consistent with the expected term of the stock option grants.

For purposes of estimating the fair value of the common stock for stock option grants, the Company reassessed the estimated fair value of the common stock on selected dates during the years ended December 31, 2004 through December 31, 2008 and during the nine months ended September 30, 2009 (unaudited), with the assistance of an unrelated valuation specialist. Prior to this reassessment, the Company concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to reassessment, the Company determined certain stock options granted during 2004 through 2009 had an exercise price different than the estimated fair value of the common stock at the date of grant. Given the absence of an active market for the common stock, the Company estimated the fair value of the common stock, with the assistance of an unrelated valuation specialist, by performing retrospective valuations for the valuation dates prior to fiscal year 2009 and contemporaneous valuations during 2009. The estimates of the fair value of the common stock were made as of the following dates:

Fair Value
Common Stock Valuation Date	Per Share

December 31, 2004	$0.49
December 31, 2005	1.47
December 31, 2006	0.55
June 30, 2007	0.67
December 31, 2007	0.47
December 31, 2008	0.20
August 31, 2009 (unaudited)	0.10

The Company’s reassessment was based on a methodology that first estimated the fair value of the Company as a whole, or enterprise value, and then allocated a portion of the enterprise value to its common stock. This approach is consistent with the methods outlined in the American Institute of Certified Public Accountants (AICPA) Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the reassessment of fair value relied on the income approach and the market approach to estimate enterprise value. The market approach gave consideration to the total financing amount received, the implied enterprise value of the Company based on the convertible preferred stock transactions, pricing of comparable publicly traded companies, and market-based private company transactions. Pursuant to the guidance under ASC Topic 820, the inputs used in the market approach over the various valuation dates were Level 2 and Level 3 inputs. The income approach incorporated the expectations of future cash flows of the Company as of the valuation dates and market expectations for an estimated discount rate. The inputs used under the income approach were primarily Level 3 inputs with some Level 2 inputs related to the derivation of the estimated appropriate market participant discount rate. Once the enterprise value was established, the Company used a method consistent with the guidance in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the value of the underlying common shares. Specifically, the Company used the Option Pricing Method to determine the fair value of the underlying common stock. The Company used these fair value estimates derived from its valuations to determine share-based compensation expense recorded in the consolidated financial statements.

The following table sets forth all stock option grants from January 1, 2007 through September 30, 2009:

	Number of
	Options	Exercise	Fair Value Per
Grant Date	Granted	Price	Underlying Share

April 3, 2007	12,000	$1.30	$0.55
July 13, 2007	300,000	1.30	0.67
September 10, 2007	478,000	1.30	0.67
December 27, 2007	27,000	1.30	0.47
February 8, 2009 (unaudited)	6,927,000	0.22	0.20
April 24, 2009 (unaudited)	135,000	0.22	0.20
August 26, 2009 (unaudited)	193,000	0.22	0.20

A summary of the Company’s stock option activity and related information is as follows:

		Weighted-Average
	Number		Remaining	Fair Value	Aggregate
	of	Exercise	Contractual	of Options	Intrinsic
	Options	Price	Term	Granted	Value
	(In thousands)				(In thousands)

Outstanding at December 31, 2005	1,852	$0.10
Granted	400	0.75		$1.10	$1
Exercised	(1)	0.17
Forfeited	(1)	0.17
Expired	–	–

Outstanding at December 31, 2006	2,250	0.22
Granted	817	1.30		0.28	12
Exercised	(26)	0.09
Forfeited	(13)	1.15
Expired	(12)	0.75

Outstanding at December 31, 2007	3,016	0.50
Granted	–	–		–	75
Exercised	(206)	0.12
Forfeited	(142)	1.28
Expired	(56)	0.42

Outstanding at December 31, 2008	2,612	0.49	6.46	0.49	169
Granted (unaudited)	7,255	0.22		0.10
Exercised (unaudited)	–	–
Forfeited (unaudited)	(52)	1.22
Expired (unaudited)	(11)	0.68

Outstanding at September 30, 2009 (unaudited)	9,804	$0.29	8.42	0.20	$37

Exercisable at December 31, 2008	2,205	$0.35	6.08		$169

Exercisable at September 30, 2009 (unaudited)	2,484	$0.42	5.70		$37

Vested and expected to vest at December 31, 2008	2,538	$0.46	6.40		$169

Vested and expected to vest at September 30, 2009 (unaudited)	8,017	$0.30	8.20		$37

The fair value of the options, subject to ASC Topic 718, Compensation — Stock Compensation, vested was $0, $233,000, and $171,000 during the years ended December 31, 2006, 2007, and 2008, respectively, and $148,000 and $83,000 during the nine months ended September 30, 2008 and 2009 (unaudited), respectively.

Performance-Based Options

On May 3, 2004, the Company entered into an employment agreement with one of its executive officers. According to the terms of the agreement, the board of directors granted 1,462,000 options, under the 2004 Stock Plan, to purchase shares of common stock at a price of $0.072 per share, whereby 877,000 options vest over three years and 585,000 options vest upon the achievement of certain specified performance goals. The performance-based options have a contractual life of 10 years and a remaining contractual life of 5.4 years as of December 31, 2008 and 4.6 years as of September 30, 2009 (unaudited). As of December 31, 2008 and September 30, 2009 (unaudited), 439,000 of the performance-based options have vested with an aggregate intrinsic value of $12,000.

The value of the performance-based options is recognized using the intrinsic valuation method and is revalued each reporting period based on the current fair value of the underlying common stock. If such goals are not met, no compensation expense is recognized and any recognized compensation expense is reversed. The expected term for the performance-based options as of December 31, 2006, 2007, 2008, and September 30, 2009 (unaudited) is 6 years, 5 years, 4 years, and 3.25 years, respectively. The Company recorded total share-based compensation (benefit) expense of ($13,000), ($12,000), and ($7,000) for the years ended December 31, 2006, 2007, and 2008, respectively, and $3,000 and ($7,000) for the nine months ended September 30, 2008 and 2009 (unaudited), respectively. As of December 31, 2007, 2008, and September 30, 2009 (unaudited), there was $36,000, $9,000, and $2,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation on the performance-based options.

Viryd Stock Plan

In 2008, the Viryd 2008 Stock Plan was approved. The plan was included in the December 18, 2008 spin-off of Viryd (Note 13). The plan provides for the direct sale of shares of restricted stock or restricted stock bonus and the granting of options. The total grants available under the plan are 1,979,000 shares of common stock to employees, officers, consultants, and directors and includes ISOs and NSOs. The plan provides for options to be priced at not less than the fair market value of the shares of Viryd’s common stock at the date of grant. Rights to exercise ISOs and NSOs vest at rates determined by the board of directors over one to three years. Options expire within a period of not more than 10 years from the date of grant. An option granted to a person who is a 10 percent or greater Viryd stockholder on the date of grant shall not be exercisable more than five years after the date it is granted. There were 1,221,000 shares available for future grant under the plan as of December 18, 2008, the date of spin-off of consolidated subsidiary.

A summary of the Viryd option activity under its plan is as follows:

		Weighted-Average
	Number		Remaining	Fair Value	Aggregate
	of	Exercise	Contractual	of Options	Intrinsic
	Options	Price	Term	Granted	Value
	(In thousands)				(In thousands)

December 3, 2008, date of plan inception	–	$–
Granted	758	0.04	10.00	$0.32	–
Exercised	–	–
Forfeited	–	–
Expired	–	–

Outstanding at December 18, 2008, date of spin-off of consolidated subsidiary	758	$0.04	9.94	0.32	$236

Exercisable at December 18, 2008, date of spin-off of consolidated subsidiary	563	$0.04	9.94		$175

Vested and expected to vest at December 18, 2008, date of spin-off of consolidated subsidiary	747	$0.04	9.94		$233

The fair value of the options vested was $134,000 during the year ended December 31, 2008.

The Company recognized $169,000 as share-based compensation expense during the year ended December 31, 2008. As of December 18, 2008, the date of the spin-off of the consolidated subsidiary, there was $58,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized by Viryd over the weighted-average period of 1.91 years.

The fair value of options granted during the year ended December 31, 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 70%, no dividends, expected term of 5.84 years, and risk-free interest rate of 2.98%.

Share-Based Compensation Expense

Total share-based compensation expense recognized in the statements of operations during the years ended December 31, 2006, 2007, and 2008 and the nine months ended September 30, 2008 and 2009 is as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Cost of revenues	$9	$46	$10	$8	$–
Research and development	58	28	152	31	21
Selling, general and administrative	250	219	160	103	200

	$317	$293	$322	$142	$221

Included in the amounts above, the Company has recognized share-based compensation expense of $233,000, $112,000, and $25,000 during the years ended December 31, 2006, 2007, and 2008, respectively, and $24,000 and $0 during the nine months ended September 30, 2008 and 2009 (unaudited), respectively, for options granted during fiscal years 2004 and 2005, prior to adoption of ASC Topic 718 on January 1, 2006, equal to the difference between the exercise price and the fair market value of the underlying shares at the date of grant.

At December 31, 2008 and September 30, 2009 (unaudited), there was approximately $145,000 and $580,000, respectively, of total unrecognized compensation costs related to outstanding non-vested options granted to employees, which is expected to be recognized over a weighted average period of 1.07 and 2.27 years, respectively.

Since the Company had a net operating loss carryforward as of December 31, 2006, 2007 and 2008, and September 30, 2009 (unaudited), no excess tax benefits for the tax deductions related to stock-based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during the years ended December 31, 2006, 2007 and 2008, and the nine months ended September 30, 2008 and 2009 (unaudited), that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

NOTE 11—	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan (the Plan), available to all eligible full-time employees over age 21 with six months of service. Employee contributions are voluntary and are determined on an individual basis with a maximum annual amount not to exceed the annual Internal Revenue Service contribution limitations. All participants are fully vested in their contributions. Employer contributions to the Plan are made at the discretion of management. There have been no employer contributions to the Plan for the years ended December 31, 2006, 2007, and 2008.

NOTE 12—	INCOME TAXES

For the years ended December 31, 2006, 2007, and 2008, the Company recorded no current income tax expense (benefit) due to the taxable losses for those periods.

A reconciliation of the Federal statutory tax rate of 34% to the Company’s effective tax rate at December 31, 2006, 2007, and 2008, is as follows:

	Year Ended December 31,
	2006	2007	2008

Income tax (benefit) at the U.S. statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Change in valuation allowance	32.5	32.9	28.8
Spin-off of consolidated subsidiary	–	–	2.5
Other non-deductible expenses	1.5	1.1	2.7

	–%	–%	–%

Significant components of the Company’s deferred tax assets are shown below (in thousands). A valuation allowance has been established to offset the deferred tax assets, as realization of such assets has not met the more-likely-than-not threshold. If the Company’s assumptions change and it is determined that the Company will be able to realize these deferred tax assets, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2008 will be accounted for as a reduction of income tax expense.

	As of December 31,
	2007	2008

Current deferred tax assets:
Deferred revenue	$353	$24
Other	100	88

	453	112
Noncurrent deferred tax assets:
Net operating loss carryforward	6,136	7,758
Deferred revenue	242	8
Other	460	284

	6,838	8,050

Gross deferred tax assets	7,291	8,162
Less valuation allowance	(7,291)	(8,076)

Total deferred tax assets	–	86

Current deferred tax liabilities:
Fixed assets	–	53
Accounts receivable, related party	–	33

Total deferred tax liabilities	–	86

Net deferred tax assets	–	–

The net operating loss carryforward for federal income tax purposes at December 31, 2007 and 2008 was approximately $16,453,000 and $20,688,000, respectively, and expires through 2028, and for state income tax purposes at December 31, 2007 and 2008 was approximately $9,291,000 and $12,421,000, respectively, and expires through 2018. The timing and manner in which the Company can utilize operating loss carryforwards and future tax deductions in any year is limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations. Such limitation has reduced the 2008 federal and state net operating loss carryforwards by approximately $4,971,000 and $690,000, respectively, and the research and development tax credit carryforwards by $1,289,000, reducing the development tax credit carryforward to zero.

The Company adopted the new accounting guidance related to accounting for uncertainty in income taxes on January 1, 2007, which prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The following table summarizes the Company’s liability for uncertain tax positions during the years ended December 31, 2007 and 2008 (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$602
Increase in current year tax position	292

Gross unrecognized tax benefits at December 31, 2007	894
Decrease in prior year tax position	(894)

Gross unrecognized tax benefits at December 31, 2008	$–

The Company had $894,000 of gross unrecognized tax benefits as of December 31, 2007 that were recorded as a reduction to deferred tax assets, which caused a corresponding reduction in the Company’s valuation allowance of $894,000. During the year ended December 31, 2008, the Company derecognized the uncertain tax position due to an Internal Revenue Service Section 382 change in ownership resulting from the Series D Preferred Stock financing round (Note 8).

The Company does not anticipate that the amount of unrecognized tax benefits as of December 31, 2008 will significantly increase or decrease within the next twelve months.

The Company has not recognized any accrued interest or penalties related to unrecognized tax benefits during the years ended December 31, 2007 and 2008.

The Company is subject to taxation in the United States and various state jurisdictions. The Company currently has no years under examination by the Internal Revenue Service or any state jurisdiction. Effectively, all of the Company’s historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of net operating loss carryforwards.

NOTE 13—	SPIN-OFF OF CONSOLIDATED SUBSIDIARY AND CONTINUING INVOLVEMENT

Spin-off of Consolidated Subsidiary

The Company’s ownership interest in its majority owned, consolidated subsidiary from January 3, 2007 (date of Viryd’s inception) to December 18, 2008 (date that the Company completed a spin-off of Viryd) changed as follows (in thousands):

	Year Ended December 31,
	2007	2008

Transfers (to) from the noncontrolling interest:
Increase in Fallbrook Technologies Inc.’s paid-in capital for sale of 2,623 and 568 shares during the years ended December 31, 2007 and 2008, respectively, of consolidated subsidiary preferred stock	$2,619	$568
Decrease in Fallbrook Technologies Inc.’s paid-in capital for redemption of 350 shares of consolidated subsidiary preferred stock	–	(350)
Increase in Fallbrook Technologies Inc.’s paid-in capital for sale of 129 shares of consolidated subsidiary common stock	–	6
Increase in Fallbrook Technologies Inc.’s paid-in capital for share-based compensation of consolidated subsidiary common stock	–	169
Spin-off of investment in consolidated subsidiary	–	(3,012)

Net transfers (to) from noncontrolling interest	$2,619	$(2,619)

The private placement of Series D Preferred Stock (Note 8) required the Company to spin-off its remaining investment in Viryd and, on December 18, 2008, the Company returned to Viryd 100,000 shares of Viryd common stock and made a pro rata distribution to the Company’s stockholders of the remaining 9,228,000 shares of Viryd preferred stock held by the Company. The results of operations of Viryd for the year ended December 31, 2008 have not been reported in discontinued operations because the Company has significant continuing involvement in its operations. After the spin-off, the Company does not beneficially own any shares of Viryd common stock and, following such date, will not consolidate Viryd’s financial results for the purpose of its own financial reporting. The consolidated statements of operations include Viryd’s operations from January 3, 2007 (date of inception) to December 18, 2008, which includes expenses of $269,000 for the year ended December 31, 2007, and revenues and expenses of $4,000 and $1,739,000, respectively, for the year ended December 31, 2008.

Support Services Agreement

On February 18, 2008, the Company entered into a Support Services Agreement for engineering services and project management, intellectual property management, business development services, and accounting and management services, as well as the use of certain office space, and reimbursement of operating expenses paid by the Company on behalf of Viryd, a majority owned subsidiary from January 3, 2007 (date of inception) to December 18, 2008, and related through common ownership at December 31, 2008.

On November 25, 2008, the Company entered into a Master Agreement with Viryd. According to terms of the Master Agreement, the Support Services Agreement was amended to include support in fundraising, introduction to contacts, preparation of offering memoranda and presentations, assistance in raising capital, and negotiation of legal documents. In addition, the Master Agreement provides Viryd with access to the Company’s engineering facility.

The Company recorded revenues for support services of $90,000, $429,000, and $283,000 during the years ended December 31, 2007 and 2008 and nine months ended September 30, 2008 (unaudited), respectively, of which $90,000, $410,000, and $283,000, respectively, has been eliminated as intercompany transactions. The Company recorded revenues for support services of $388,000 during the nine months ended September 30, 2009 (unaudited) in related party revenues in the accompanying consolidated statements of operations. The Company received payments of $33,000 and $431,000 for support services during the years ended December 31, 2007 and 2008, respectively, and $315,000 and $273,000 during the nine months ended September 30, 2008 and 2009 (unaudited), respectively. There was $57,000, $37,000, and $31,000 due from Viryd under the Support Services Agreement at December 31, 2007, 2008, and September 30, 2009 (unaudited), respectively, of which $57,000 has been eliminated as an intercompany transaction as of December 31, 2007. In addition, the Company received payments from Viryd of $170,000 and $98,000 for reimbursement of direct expenses during the years ended December 31, 2007 and 2008, respectively.

Patent Assignment Agreement

On February 20, 2007, in connection with the initial capitalization of Viryd, the Company entered into a Patent Assignment Agreement for certain wind technology with Viryd. According to the terms of the agreement, Viryd must pay a royalty equal to three percent of net revenues from the sale of product that includes patented technology and 12 percent of net licensing revenue from the patented technology. There have been no royalties received or receivable under this agreement through December 31, 2008 and September 30, 2009 (unaudited).

License Agreement

On February 14, 2008, the Company entered into a License Agreement for certain transmission technology with Viryd. According to the terms of the agreement, the Company shall receive a license fee equal to the greater of six percent of revenues from the sale of a licensed transmission, or two percent of revenues from the sale of a system that includes a licensed transmission, and the greater of six percent of revenues from the leases that include licensed transmissions, or 25 percent of related gross profit.

The License Agreement was amended through the execution of the Master Agreement, dated November 25, 2008. According to the terms of the Master Agreement, the License Agreement is amended by defining a transmission product, drive-train product, and system product, and their respective sales prices, for purposes of applying license fees. The Master Agreement also extended the term of the License Agreement to November 25, 2015, with an option to extend the term an additional seven years with a renewal fee of $100,000. The Master Agreement amends the License Agreement, providing for the right to grant sublicenses through multiple tiers, at specified royalty rates, subject to certain terms and conditions. There have been no royalties received or receivable under the License Agreement, as amended by the Master Agreement, through December 31, 2008 and September 30, 2009 (unaudited).

Engineering Service Agreement

On April 28, 2008, the Company entered into an Engineering Services Agreement with Viryd. The final phase of the agreement was completed in December 2008, with the delivery of a prototype.

The Engineering Services Agreement was amended through the execution of a seven-year Master Agreement, dated November 25, 2008, which may be extended an additional seven years after the initial term for a renewal fee. According to the terms of the Master Agreement, the Company shall, at no cost to Viryd, provide, no later than May 25, 2010, a preproduction design for a certain continuously variable transmission as it exists as of the date of the Master Agreement, or if Viryd provides an engineer to share the efforts through the expiration of the Master Agreement, the Company, at a cost not to exceed 135 percent of fully burdened costs, shall provide detail design part drawings for a solid model design by May 25, 2010.

The Company recorded revenue for engineering services of $339,000 and $302,000 for the year ended December 31, 2008 and the nine months ended September 30, 2008 (unaudited), respectively, which has been eliminated as an intercompany transaction, and $11,000 for the nine months ended September 30, 2009 (unaudited). The Company received payments of $341,000 during the year ended December 31, 2008, and $341,000 and $11,000 during the nine months ended September 30, 2008 and 2009 (unaudited), respectively.

There was $64,000 and $0 due from Viryd under the Engineering Services Agreement at December 31, 2008 and September 30, 2009 (unaudited), respectively.

NOTE 14—	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain equipment under a capital lease that expires in December 2009. The Company also leases office space and a warehouse building under noncancelable operating lease agreements, which expire through March 2012. Certain operating leases contain predetermined fixed escalations of minimum rent during the term of the lease. Escalations are recognized in rent expense on a straight-line basis over the lease term. The difference between the amount charged to rent expense on a straight-line basis and the lease payments made is recorded to deferred rent. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain operating costs of the leased property.

Future minimum payments under the capital lease and operating leases are as follows (in thousands):

	Capital	Operating
Years Ended December 31,	Lease	Leases

2009	$9	$305
2010	–	308
2011	–	108
2012	–	23

Total minimum lease payments	9	$744

Less amount representing interest	–

	9
Less current portion	9

Long-term portion of capital lease obligation	$–

Rent expense was $133,000, $224,000, and $308,000 for the years ended December 31, 2006, 2007, and 2008, respectively.

Asset Purchase Agreement

On February 15, 2008, the Company entered into a Tangible Asset Purchase Agreement and an Intangible Asset Purchase Agreement with Aftermarket Technology Corp. (ATC) to purchase certain assets for cash in the aggregate amount of $2,700,000 plus a note in the amount of $1,952,000, with interest at rate of 8 percent, due in 12 equal installments of $179,000 beginning January 1, 2009, with all outstanding principal and accrued interest due December 31, 2009. The outstanding principal and accrued interest was paid in full in December 2008. According to the terms of the agreements, the Company acquired $3,952,000 in tangible manufacturing production line assets and $700,000 in associated intangible trade secrets and manufacturing processes. The acquisition has been accounted for as a purchase of assets and did not constitute a business.

In addition, on February 15, 2008, a Development License Agreement dated May 13, 2005 and a Manufacturing License Agreement dated August 9, 2006 between the Company and ATC were terminated, and the Company recognized revenue for the remaining deferred revenue balance of $733,000 related to the $1,000,000 nonrefundable lump sum payment previously recorded as deferred revenue.

Manufacturing Supply Agreements

On March 12, 2008, the Company entered into a Manufacturing Supply Agreement with MTD Products, Inc. (MTD), an unrelated entity. The agreement would terminate on the earlier of an event of default or December 31, 2013. According to the terms of the agreement, the Company agreed to deliver the manufacturing production line acquired from ATC to MTD for the manufacture of transmissions incorporating the Company’s technology. The Company also agreed to purchase products at agreed upon prices that MTD agreed to exclusively manufacture, subject to estimated annual quantities and a production capacity of

440 units per business day during the first twelve months of the agreement. The agreement provided MTD a non-exclusive, worldwide, transferable license to make, use, have made, and sell product utilizing the Company’s technology for the duration of the agreement and, in the event of default, provided the Company a royalty of six percent of all net sales of product sold by MTD.

On January 9, 2009, the Company entered into a Professional Services Agreement with Tri Star Group (Tri Star), an unrelated Shanghai China company, to explore the addition of a second manufacturing partner for future products using NuVinci technology. Tri Star agreed to provide information and consulting regarding manufacturing techniques for the Company’s future products on an as-requested basis. Additionally, Tri Star agreed to prepare a quote for manufacturing new products based on the volume estimates provided by the Company. The agreement provided that successful experiences in these preliminary projects would permit the Company to consider Tri Star, in good faith, for the manufacture and sale of future products under its intellectual property rights.

During the nine months ended September 30, 2009 (unaudited), events and changes in circumstances led management to believe that the carrying amounts of certain tangible and intangible assets associated with the CVT production line being used by MTD may not be recoverable. In addition, as of September 30, 2009, unresolved negotiations about product cost and unstable production levels between the Company and MTD caused management to doubt whether the contractual relationship would continue and whether the carrying value of the tangible and intangible assets would be recovered before the end of their previously estimated useful life.

As a result, the Company determined that the undiscounted cash flows were less than the carrying value of the assets and performed a test to assess the fair value of the CVT machinery and equipment and related intangibles. The Company utilized the market approach to estimate fair value of the machinery and equipment. The market approach was applied by obtaining quoted market prices for selected similar assets (based on make, model, and serial number) and applying the results to the remaining value of the manufacturing assets. The fair value indicated by this approach resulted in an estimated impairment of $1,537,000 during the nine months ended September 30, 2009 which was recorded in cost of product sales. The Company determined that adjustments that were based on unobservable inputs in the market approach, as it relates to guidance under ASC Topic 820, were significant to the fair value measurement such that the overall fair value measurement is considered a Level 3 measurement.

The Company also determined that the associated trade secrets and manufacturing processes used by MTD, with a carrying value of $490,000 as of September 30, 2009 were obsolete due to the decision to cease production of the related product to which it was associated before the end of its previously estimated useful life. As a result, the Company recognized an impairment loss of $490,000 on these intangible assets during the nine months ended September 30, 2009 which was recorded in cost of product sales.

Effective January 30, 2010, the Company and Tri Star entered into a manufacturing supply agreement under which Tri Star will manufacture the next generation bicycle transmission on a contract basis and will participate with the Company in the sale of the next generation bicycle transmission in China. Tri Star will provide the manufacturing facility and general purpose equipment, Tri Star and the Company will share the cost of tooling, and the Company will bear the cost of dedicated special purpose equipment needed for assembly of the product. The Company has issued a blanket purchase order for 100,000 units for forecasted production requirements from May 2010 through August 2011. Regular orders against this blanket purchase order will be provided to Tri Star based on orders received and forecasted demand.

Consulting Agreement

In January 2010, the Company entered into a two year consulting agreement, effective December 1, 2009, with Advanced Strategic Leadership Limited (ASL), an unrelated Shanghai company, under which ASL will provide consulting and market development services in exchange for a monthly fee of $10,000 per month, 2% of net sales procured by ASL each calendar quarter during the term of the agreement, and a warrant to purchase up to 800,000 shares of common stock at an exercise price of $0.3992 contingent upon reaching certain milestones. Under the consulting agreement, services and deliverables that ASL will provide include a

China electric vehicle market analysis and future forecast; support for the establishment of an electric vehicle business; and support for building brand/product introduction.

NOTE 15—	SEGMENT INFORMATION

The Company has adopted ASC Topic 280, Segment Reporting. This standard requires segmentation based on the Company’s internal organization and reporting of revenue and other performance measures. The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer.

The Company operated in one reportable segment from inception through December 2006 and again after December 2008. From the date when Viryd was formed on January 3, 2007 through December 18, 2008, when the Company completed a spin-off of its majority ownership of Viryd, the Company had two operating segments: Wind Energy Application (Viryd) and Other Applications. The key financial drivers that management uses are revenues, operating loss, interest and dividend income, interest expense, depreciation and amortization expense, and expenditures for long-lived assets to track net cash burn of each segment to make operating decisions, allocate resources, and capital raising decisions within the segments. These segments were managed separately because each has separate and distinct customers requiring different marketing strategies and services. Transfers between the segments were established at intercompany selling prices. Each segment raises capital independently from one another.

Since January 2007, the Other Applications segment distributes products to customers throughout North America, Europe, Australia, and Asia. The reportable segments’ accounting policies are the same as those of the Company.

The following table presents operations by each reportable segment (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Revenues:
Other applications	$97	$804	$3,027	$2,544	$871
Wind energy application	–	–	4	4	–
Intercompany elimination	–	(90)	(748)	(585)	–

	$97	$714	$2,283	$1,963	$871

Inter-company revenues:
Other applications	$–	$90	$748	$585	$–
Wind energy application	–	–	–	–	–
Intercompany elimination	–	(90)	(748)	(585)	–

	$–	$–	$–	$–	$–

Operating loss:
Other applications	$(6,744)	$(6,812)	$(8,913)	$(5,889)	$(11,726)
Wind energy application	–	(283)	(1,921)	(1,231)	–
Intercompany elimination	–	90	748	585	–

	$(6,744)	$(7,005)	$(10,086)	$(6,535)	$(11,726)

Interest and dividend income:
Other applications	$490	$433	$84	$73	$82
Wind energy application	–	14	43	38	–

	$490	$447	$127	$111	$82

Interest expense:
Other applications	$–	$–	$(571)	$(425)	$(78)
Wind energy application	–	–	(26)	–	–

	$–	$–	$(597)	$(425)	$(78)

Depreciation and amortization:
Other applications	$332	$324	$999	$662	$1,027
Wind energy application	–	–	29	21	–

	$332	$324	$1,028	$683	$1,027

Assets, end of year:
Other applications	$14,105	$8,365	$25,314	$10,381	$13,513
Wind energy application	–	2,490	–	1,835	–

	$14,105	$10,855	$25,314	$12,216	$13,513

Net sales to third parties are attributed to continents based on customer location. Geographic information about revenues is summarized as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(Unaudited)

Revenues:
North America	$96	$681	$2,049	$1,892	$715
Europe	1	33	206	57	143
Australia	–	–	15	12	2
Asia	–	–	13	2	11

	$97	$714	$2,283	$1,963	$871

NOTE 16—	FINANCIAL STATEMENT RESTATEMENTS

Restatement of financial statements for 2006, 2007, and 2008

Since inception through December 31, 2008, the Company had previously elected to value its common stock, options, and warrants using a method not in accordance with GAAP. The Company had previously determined fair value as allowed by Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. The Company has since reassessed the fair value of the Company’s common stock, with the assistance of an unrelated valuation specialist, using methodologies in accordance with GAAP based on the Company’s total enterprise value, which is defined as the market value of equity plus interest bearing debt less cash and cash equivalents. See Note 10 for further discussion of the methodology used to determine the fair value of the Company’s common stock.

The Company has restated the consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007, and 2008, to correct the recognition of share-based compensation expense, warrants, and debt discounts.

The net effects of the restatements on previously reported net loss for the years ended December 31, 2006, 2007, and 2008 by the nature of the adjustment are as follows (in thousands, except per share data):

	Year Ended December 31,
	2006		2007		2008
		Basic and		Basic and		Basic and
	Net	Diluted Loss	Net	Diluted Loss	Net	Diluted Loss
	Loss	Per Share	Loss	Per Share	Loss	Per Share

As previously reported	$(6,041)	$(0.53)	$(6,465)	$(0.57)	$(10,530)	$(0.92)
Share-based compensation expense	(213)	(0.02)	(93)	–	(244)	(0.02)
Interest expense on warrants, convertible debt, and beneficial conversion feature	–	–	–	–	218	0.02

As restated	$(6,254)	$(0.55)	$(6,558)	$(0.57)	$(10,556)	$(0.92)

Beneficial conversion charge on Preferred Stock	–	–	–	–	(1,376)	(0.12)

Net loss attributable to Fallbrook Technologies Inc. common stockholders, as restated	$(6,254)	$(0.55)	$(6,558)	$(0.57)	$(11,932)	$(1.04)

The net effects of the restatements on previously reported stockholder’s equity in the consolidated balance sheets as of December 31, 2005, 2006, 2007, and 2008 by the nature of the adjustment are as follows (in thousands):

	As Previously Reported
	December 31,
	2005	2006	2007	2008

Stockholders’ equity:
Convertible preferred stock	$17,091	$24,721	$24,721	$48,730
Common stock	11	11	11	12
Additional paid-in capital	212	316	518	621
Accumulated deficit	(6,666)	(12,707)	(19,172)	(27,220)

Total stockholders’ equity	$10,648	$12,341	$6,078	$22,143

	As Restated
	December 31,
	2005	2006	2007	2008

Stockholders’ equity:
Convertible preferred stock	$17,091	$24,721	$24,721	$48,566
Common stock	11	11	11	12
Additional paid-in capital	798	1,115	1,410	1,826
Accumulated deficit	(7,252)	(13,506)	(20,064)	(28,261)

Total stockholders’ equity	$10,648	$12,341	$6,078	$22,143

The net effects of the restatements on previously reported balances in the consolidated statements of equity for the years ended December 31, 2006, 2007, and 2008 by the nature of the adjustment are as follows (in thousands):

					As Restated
	As Previously Reported
	Year Ended December 31,			Year Ended December 31,
	2006	2007	2008	2006	2007	2008

Share-based compensation	$104	$200	$78	$317	$293	$322
Issuance of Series D Preferred Stock, net	–	–	19,212	–	–	19,237
Beneficial conversion charge on Preferred Stock	–	–	–	–	–	(1,376)
Accretion of beneficial conversion charge on Preferred Stock	–	–	–	–	–	1,376
Beneficial conversion feature for convertible note	–	–	–	–	–	49
Warrants exchanged for consolidated subsidiary preferred stock	–	–	479	–	–	212
Spin-off of noncontrolling interest in consolidated subsidiary	–	–	2,003	–	–	1,978

Classification Corrections

In connection with the Company’s anticipated filing of its initial public offering, certain expenses as originally reported have been reclassified in the consolidated statements of operations to be consistent with the classifications adopted in 2009, with no net impact on the 2006, 2007, and 2008 reported net loss, stockholders’ equity, and cash flows. These reclassifications allocated certain research and development and selling, general and administrative expenses to cost of revenues expense categories. Revenues were disaggregated into more detailed revenue lines. Stock-based compensation expense and depreciation and amortization were allocated to cost of revenues, research and development, and selling, general and administrative expenses. The following is a summary of the impact of the reclassifications and restatements on the accompanying consolidated statements of operations (in thousands, except per share data):

	As Previously Reported			As Restated
	Year Ended December 31,			Year Ended December 31,
	2006	2007	2008	2006	2007	2008

Revenues:
Product sales	$–	$–	$320	$–	$–	$320
License and engineering service fees	97	595	1,931	–	–	–
License fees and royalties	–	–	–	97	295	914
Engineering services	–	–	–	–	327	998
Related party revenues	–	–	–	–	–	19
Other	–	119	32	–	92	32

Total revenues	97	714	2,283	97	714	2,283

Cost of revenues:
Cost of revenues	–	–	557	–	–	–
Cost of product sales	–	–	–	–	–	1,158
Cost of license fees and royalties	–	–	–	283	1,005	368
Cost of engineering services	–	–	–	–	822	488
Cost of related party revenues	–	–	–	–	–	11
Cost of other revenue	–	–	–	–	65	23

Total cost of revenues	–	–	557	283	1,892	2,048

Gross profit (loss)	97	714	1,726	(186)	(1,178)	235

Operating expenses:
Research and development	4,071	4,529	6,867	4,120	2,985	5,939
Selling, general and administrative	2,121	3,097	4,677	2,438	2,842	4,382
Stock-based compensation expense	104	–	–	–	–	–
Depreciation and amortization	332	–	–	–	–	–

Total operating expenses	6,628	7,626	11,544	6,558	5,827	10,321

Operating loss	(6,531)	(6,912)	(9,818)	(6,744)	(7,005)	(10,086)

Other income (expense)	490	447	(712)	490	447	(470)

Net loss	$(6,041)	$(6,465)	$(10,530)	$(6,254)	$(6,558)	$(10,556)

Discount related to beneficial conversion charge on Preferred Stock	–	–	–	–	–	(1,376)

Net loss attributable to Fallbrook Technologies Inc. common stockholder	$(6,041)	$(6,465)	$(10,530)	$(6,254)	$(6,558)	$(11,932)

Net loss per share—basic and diluted	$(0.53)	$(0.57)	$(0.92)	$(0.55)	$(0.57)	$(1.04)
Weighted average number of shares used in per share calculation—basic and diluted	11,422	11,437	11,462	11,422	11,437	11,462

Additionally, certain balance sheet reclassifications within current assets have been made, including consolidating a nominal interest receivable amount into prepaid expenses and other current assets, as well as reclassing certain certificates of deposit out of cash and cash equivalents and into short-term investments based on their original maturity dates. Reclassifications between liability accounts have also been made to properly classify long-term liabilities, such as reclassing deferred rent and deferred revenue to long-term liabilities based on their long-term nature. The following is a summary of the impact of the reclassifications on the accompanying consolidated balance sheets:

	As Previously Reported		As Restated
	December 31,		December 31,
	2007	2008	2007	2008

Balance Sheet:
Cash and cash equivalents	$8,043	$16,445	$8,043	$14,565
Interest receivable	3	–	–	–
Investments	400	1,820	400	3,700
Prepaid expenses and other current assets	171	154	174	154
Accrued expenses	299	572	283	556
Deferred revenue	1,609	88	955	65
Total current liabilities	2,149	3,171	1,479	3,132
Deferred rent	–	–	16	16
Deferred revenue	–	–	654	23

Reclassifications within the consolidated balance sheets resulted in certain reclassifications within the consolidated statements of cash flows, as follows:

	As Previously Reported			As Restated
	Year Ended December 31,			Year Ended December 31,
	2006	2007	2008	2006	2007	2008

Net cash used in operating activities	$(4,495)	$(5,858)	$(9,428)	$(4,564)	$(5,860)	$(9,496)

Net cash (used in) provided by investing activities	(4,102)	8,071	(5,426)	(4,034)	8,073	(7,271)

Net cash provided by financing activities	7,620	2,612	23,256	7,621	2,612	23,289

Net change in cash and cash equivalents	(977)	4,825	8,402	(977)	4,825	6,522
Cash and Cash Equivalents:
Beginning	4,195	3,218	8,043	4,195	3,218	8,043

Ending	$3,218	$8,043	$16,445	$3,218	$8,043	$14,565

* * * * * *

CIBC	Mackie Research Capital

Part II

Information not required in prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and FINRA filing fee. The following expenses will be borne solely by the registrant.

SEC registration fee		$3,565
FINRA filing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be included by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (DGCL) provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section           of our bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extend permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Section           of our bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Article           of our charter that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of charter or bylaws.

We will enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our charter and bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding securities we have issued in the three years preceding the filing of this registration statement that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any such sales.

  (a) Equity Issuances

•	On November 16, 2009, we sold an aggregate of 10,020,040 shares of our series D convertible preferred stock to 29 accredited investors at a purchase price of $0.3992 per share for aggregate proceeds of $4 million.

•	On December 18, 2008, we sold an aggregate of 63,607,402 shares of our series D convertible preferred stock to 28 accredited investors at a purchase price of $0.3992 per share for aggregate proceeds of $25.4 million.

•	Between November 1, 2005 and August 30, 2006, we sold an aggregate of 3,012,765 shares of our series C convertible preferred stock to 132 accredited investors at a purchase price of $5.342 per share for aggregate proceeds of $16.1 million, of which 1,583,278 shares were sold in 2005 for aggregate proceeds of approximately $8.5 million and 1,429,487 shares were sold in 2006 for aggregate proceeds of approximately $7.6 million.

  (b) Warrants

•	On December 29, 2009, we issued a warrant to purchase 3,100,753 shares of our common stock to Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust Dated November 9, 1999 at an exercise price of $0.3992 per share as consideration for the guarantee by Mr. Jacobs of our credit line with Wells Fargo.

•	On November 13, 2009, we issued a warrant to purchase up to 495,316 shares of our common stock to Norm Clarke at an exercise price of $0.3992 per share as consideration for services rendered.

•	On November 13, 2009, we issued a warrant to purchase up to 495,316 shares of our common stock to Kevin Loud at an exercise price of $0.3992 per share as consideration for services rendered.

•	On November 13, 2009, we issued a warrant to purchase up to 438,164 shares of our common stock to WCP Advisors, Inc. at an exercise price of $0.3992 per share as consideration for services rendered.

•	On November 13, 2009, we issued a warrant to purchase up to 211,673 shares of our common stock to Wm.H. MURPHY& Co., Inc., at an exercise price of $0.3992 per share as consideration for services rendered.

•	On November 13, 2009, we issued a warrant to purchase up to 190,506 shares of our common stock to Jay St. Clair at an exercise price of $0.3992 per share as consideration for services rendered.

•	On November 13, 2009, we issued a warrant to purchase up to 190,506 shares of our common stock to Bob Peach at an exercise price of $0.3992 per share as consideration for services rendered.

•	On November 13, 2009, we issued a warrant to purchase up to 95,253 shares of our common stock to Roy Serventi at an exercise price of $0.3992 per share as consideration for services rendered.

  (c) Options under 2004 Stock Plan

•	From the period beginning January 1, 2006 through December 31, 2009, we have granted stock options to purchase an aggregate of 13,594,890 shares of our common stock with exercise prices ranging from $.072 to $1.30 per share, to employees, directors and consultants pursuant to our 2004 Stock Plan. As of December 31, 2009, options to purchase 12,994,466 shares of common stock are issued and outstanding. An aggregate of 269,351 shares of common stock have been issued upon the exercise of stock options for an aggregate consideration of $31,920 as of December 31, 2009. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

The securities described in paragraphs (a) and (b) of this Item 15 were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

The securities described in paragraph (c) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

There were no underwriters employed in connection with any of the transactions set forth above.

Item 16.	Exhibits.

  (a) Exhibits.

The following exhibits are filed as part of this registration statement:

Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation, as currently in effect
3.2	Amended and Restated Bylaws, as currently in effect
3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering*
3.4	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering*
4.1	Specimen of Stock Certificate*
4.2	Registration Rights Agreement, dated January 11, 2010
4.3	Common Stock Purchase Warrant issued to WCP Advisors, Inc. on November 13, 2009
4.4	Common Stock Purchase Warrant issued to Norm Clarke on November 13, 2009
4.5	Common Stock Purchase Warrant issued to Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust on December 29, 2009
4.6	Common Stock Purchase Warrant issued to Kevin R. Loud on November 13, 2009
4.7	Common Stock Purchase Warrant issued to Wm. H. Murphy & Co., Inc. on November 13, 2009
4.8	Common Stock Purchase Warrant issued to Robert Peach on November 13, 2009
4.9	Common Stock Purchase Warrant issued to Roy Serventi on November 13, 2009
4.10	Common Stock Purchase Warrant issued to Allen Jay St. Clair on November 13, 2009
5.1	Opinion of DLA Piper LLP (US)*
10.1	2004 Stock Plan
10.2	Form of Notice of Stock Option Grant and Stock Option Agreement under 2004 Stock Plan
10.3	Engineering Services Agreement dated June 19, 2009**
10.4	Engineering Services Agreement by and between Fallbrook Technologies, Inc. and The Gates Corporation dated October 7, 2008**
10.5	Manufacturing License Agreement between Fallbrook Technologies, Inc. and Hydro-Gear Limited Partnership dated August 20, 2009**
10.6	Development Agreement between Fallbrook Technologies, Inc. and Hydro-Gear Limited Partnership dated August 20, 2009**
10.7	License Agreement between Fallbrook Technologies, Inc. and Viryd Technologies Inc. dated February 14, 2008**
10.8	Master Agreement between Viryd Technologies Inc. and Fallbrook Technologies, Inc. dated November 25, 2008**
10.9	Trademark License Agreement between Fallbrook Technologies, Inc. and Ashland Inc., by and through its division Valvoline dated January 17, 2006**
10.10	B35 Manufacturing and Supply Agreement by and between Fallbrook Technologies Inc. and Tri Star Group dated January 30, 2010
10.11	Consulting Agreement by and between Fallbrook Technologies Inc. and Advanced Strategic Leadership Limited dated December 1, 2009
10.12	Support Services Agreement between Fallbrook Technologies, Inc. and Viryd Technologies Inc. dated February 15, 2008
10.13	Credit Agreement by and between Fallbrook Technologies, Inc. and Wells Fargo Bank, National Association dated March 31, 2007
10.14	Employment Agreement between Fallbrook Technologies, Inc. and William G. Klehm III dated May 3, 2007, as amended January 16, 2008

Number	Description

10.15	Employment Agreement between Fallbrook Technologies Inc. and Nicole T. Nicks dated April 15, 2008
10.16	Employment Agreement between Fallbrook Technologies Inc. and Alan M. Nordin dated April 15, 2008
10.17	Employment Agreement between Fallbrook Technologies Inc. and Robert A. Smithson dated April 15, 2008
10.18	Employment Agreement between Fallbrook Technologies Inc. and George L. Lowe dated January 22, 2010
10.19	Form of indemnification agreement for directors*
10.20	Form of indemnification agreement for executive officers*
16.1	Letter regarding change in certifying accountant
21.1	Subsidiaries of the registrant
23.1	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)*
23.2	Consent of McGladrey & Pullen, LLP
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.

**	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This exhibit has been filed separately with the Secretary of the SEC without the redaction pursuant to a Confidential Treatment Request under Rule 406 of the Securities Act.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on February 16, 2010.

FALLBROOK TECHNOLOGIES INC.

By:	/s/ William G. Klehm III
Name:     William G. Klehm III

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below hereby constitutes and appoints William G. Klehm III and Nicole T. Nicks, or either of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

/s/ William G. Klehm III William G. Klehm III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 16, 2010

/s/ Nicole T. Nicks Nicole T. Nicks	Chief Financial Officer and Executive Vice President (Principal Financial and Principal Accounting Officer)	February 16, 2010

/s/ Gary E. Jacobs Gary E. Jacobs	Director	February 16, 2010

/s/ Steven E. Parry Steven E. Parry	Director	February 16, 2010

/s/ Keimpe Keuning Keimpe Keuning	Director	February 16, 2010

/s/ Allan R. Kammerer Allan R. Kammerer	Director	February 16, 2010

Signature	Title	Date

/s/ Edward L. Mercaldo Edward L. Mercaldo	Director	February 16, 2010

/s/ Vincenza Sera Vincenza Sera	Director	February 16, 2010

/s/ Jeremiah B. Robins Jeremiah B. Robins	Director	February 16, 2010

Exhibit index

Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation, as currently in effect
3.2	Amended and Restated Bylaws, as currently in effect
3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering*
3.4	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering*
4.1	Specimen of Stock Certificate*
4.2	Registration Rights Agreement, dated January 11, 2010
4.3	Common Stock Purchase Warrant issued to WCP Advisors, Inc. on November 13, 2009
4.4	Common Stock Purchase Warrant issued to Norm Clarke on November 13, 2009
4.5	Common Stock Purchase Warrant issued to Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust on December 29, 2009
4.6	Common Stock Purchase Warrant issued to Kevin R. Loud on November 13, 2009
4.7	Common Stock Purchase Warrant issued to Wm. H. Murphy & Co., Inc. on November 13, 2009
4.8	Common Stock Purchase Warrant issued to Robert Peach on November 13, 2009
4.9	Common Stock Purchase Warrant issued to Roy Serventi on November 13, 2009
4.10	Common Stock Purchase Warrant issued to Allen Jay St. Clair on November 13, 2009
5.1	Opinion of DLA Piper LLP (US)*
10.1	2004 Stock Plan
10.2	Form of Notice of Stock Option Grant and Stock Option Agreement under 2004 Stock Plan
10.3	Engineering Services Agreement dated June 19, 2009**
10.4	Engineering Services Agreement by and between Fallbrook Technologies, Inc. and The Gates Corporation dated October 7, 2008**
10.5	Manufacturing License Agreement between Fallbrook Technologies, Inc. and Hydro-Gear Limited Partnership dated August 20, 2009**
10.6	Development Agreement between Fallbrook Technologies, Inc. and Hydro-Gear Limited Partnership dated August 20, 2009**
10.7	License Agreement between Fallbrook Technologies, Inc. and Viryd Technologies Inc. dated February 14, 2008**
10.8	Master Agreement between Viryd Technologies Inc. and Fallbrook Technologies, Inc. dated November 25, 2008**
10.9	Trademark License Agreement between Fallbrook Technologies, Inc. and Ashland Inc., by and through its division Valvoline dated January 17, 2006**
10.10	B35 Manufacturing and Supply Agreement by and between Fallbrook Technologies Inc. and Tri Star Group dated January 30, 2010
10.11	Consulting Agreement by and between Fallbrook Technologies Inc. and Advanced Strategic Leadership Limited dated December 1, 2009
10.12	Support Services Agreement between Fallbrook Technologies, Inc. and Viryd Technologies Inc. dated February 15, 2008
10.13	Credit Agreement by and between Fallbrook Technologies, Inc. and Wells Fargo Bank, National Association dated March 31, 2007
10.14	Employment Agreement between Fallbrook Technologies, Inc. and William G. Klehm III dated May 3, 2007, as amended January 16, 2008
10.15	Employment Agreement between Fallbrook Technologies Inc. and Nicole T. Nicks dated April 15, 2008

Number	Description

10.16	Employment Agreement between Fallbrook Technologies Inc. and Alan M. Nordin dated April 15, 2008
10.17	Employment Agreement between Fallbrook Technologies Inc. and Robert A. Smithson dated April 15, 2008
10.18	Employment Agreement between Fallbrook Technologies Inc. and George L. Lowe dated January 22, 2010
10.19	Form of indemnification agreement for directors*
10.20	Form of indemnification agreement for executive officers*
16.1	Letter regarding change in certifying accountant
21.1	Subsidiaries of the registrant
23.1	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)*
23.2	Consent of McGladrey & Pullen, LLP
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.

**	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This exhibit has been filed separately with the Secretary of the SEC without the redaction pursuant to a Confidential Treatment Request under Rule 406 of the Securities Act.